Exhibit 99.1(a)
2023 Annual Report CVR No. 21 02 38 84 Genmab A/S Carl Jacobsens Vej 30 2500 Valby Denmark Rooted in Science Inspired by Patients

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 2 Management’s Review 4 Our 2030 Vision 5 Chair’s Statement 7 Letter from the CEO 9 2023 at a Glance 10 Consolidated Key Figures 11 2024 Outlook 12 Our Strategy 13 Who We Are 14 Business Model 15 Research and Development Capabilities 16 Bringing Our Own Innovative Medicines to Patients 17 Antibody Discovery and Development 18 Products and Technologies 44 Corporate Social Responsibility and Sustainability Commitments 46 Genmab’s Task Force on Climate-related Financial Disclosures 49 Stakeholder Engagement 50 Human Capital Management 51 Financial Review 59 Risk Management 64 Enterprise Risk Management 65 Corporate Governance 67 Board of Directors 70 Executive Management 72 Shareholders and Share Information Financial Statements 75 Financial Statements for the Genmab Group 116 Financial Statements of the Parent Company 131 Directors’ and Management’s Statement on the Annual Report 132 Independent Auditor’s Reports Other Information 136 Glossary 137 Forward Looking Statement 138 Contact Information Table of Contents Our Reporting Suite 2023 Corporate Responsibility Report (https://ir.genmab.com/static-files/c0341966-2b12-4013-ad8b-e21aeb167f1c) 2023 Corporate Governance Report 2023 Compensation Report Our Corporate Responsibility, Corporate Governance and Compensation Reports for 2023 can be found on our website, Genmab.com.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 3 Management’s Review

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 4 Our unstoppable team will improve the lives of patients through innovative and differentiated antibody therapeutics. Our Core Purpose, Supporting Our 2030 Vision By 2030, our KYSO® (knock-your-socks-off) antibody medicines are fundamentally transforming the lives of people with cancer and other serious diseases. Our 2030 Vision

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 5 Dear Shareholder, At Genmab, we strive to be our best for patients with cancer and other serious diseases and the stakeholders we serve. Our innovators and forward-thinkers work collaboratively to pioneer new antibody-based medicines and technol-ogies, to inspire great ideas, and to support a shared vision of making a difference in the lives of patients. Genmab has grown our unstoppable team at all levels to create life-altering medicines, and to benefit our patients, employees, and the communities where we live and work. Evolution at Genmab Genmab hit a major milestone in 2023, reaching 2,000 team members internationally. This exciting landmark is evidence of our hard work and laser focus to power antibody medicines. Throughout our growth, we ensured that our teams act on our values: innovating, bringing great minds, cultures, and perspectives into the conversation, remaining patient-centric, and supporting our communities. In our efforts to have a positive impact for patients with cancer and other serious diseases, our team has deepened our focus on patient advocacy this year. The patient perspective is paramount to innovation in research and devel-opment (R&D) and scientific advancement. Genmab’s commitment to creating a meaningful difference is exemplified through our unwavering focus on understanding the unique experiences and stories that shape the patient journey. In 2023, Genmab colleagues participated in events that demonstrate our commitment and put our words into action. The Light the Night walk, a fundraising event supporting The Leukemia & Lymphoma Society that rallies U.S. local communities to honor and support those touched by cancer, is one shining example. With our increasing footprint, we had engagement in 16 communities in 12 states across the U.S. By placing the patient at the forefront, Genmab not only aims to bring patient-centered treatments to market, but also seeks to address the practical and emotional aspects vital to the well-being of the patient communities we serve. Genmab is preparing for upcoming global reporting requirements and other local reporting legislation that will guide our sustainability strategy in 2024 and beyond, including the EU’s Corporate Sustainability Reporting Directive (CSRD) and the U.S. Securities and Exchange Commission’s Climate-Related Disclosures. Experienced Leadership We operate from a core set of values that underpins every decision we make. Our commit-ment to operating with integrity requires us to keep our minds focused on the future while remaining rooted in science and inspired by Chair’s Statement Deirdre P. Connelly Board Chair

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 6 patients. Genmab strengthened our Executive Management in 2023 appointing Martine J. van Vugt, Ph.D. as our first Chief Strategy Officer. Beginning her professional career at Genmab in 2001, Dr. van Vugt has been active in business development since 2011. In 2023, our Board of Directors continued to provide governance, guidance and dedicated leadership. Comprised of experts in their fields, the Board of Directors has supported organiza-tional growth initiatives, driven global change, and contributed value across Genmab. On behalf of the Board of Directors, I would like to thank Genmab’s dedicated team members, CEO Jan van de Winkel and the entire global leader-ship team for their inspiration and extraordinary leadership as well as our shareholders for your continued support. Sincerely, Deirdre P. Connelly Board Chair Genmab has grown our unstoppable team at all levels to create life-altering medicines, and to benefit our patients, employees, and the communities where we live and work. Chair’s Statement

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 7 Dear Shareholder, New Horizons Inspired by Our Accomplishments 2023 was a standout year for Genmab. For many years our team was a small one, but it was dedicated—dedicated to the idea that Genmab’s innovations could someday make a difference in the lives of people with cancer. That someday is today. There are now eight approved medicines based on Genmab’s innovation and antibody expertise. Epcoritamab became our second product on the market, approved as EPKINLY® in the U.S. and Japan and TEPKINLY® in Europe. With EPKINLY we are, for the first time in our history, the commer-cial lead in both the U.S. and Japan. Looking to the future, in 2024 we anticipate additional approvals in a new indication and the start of multiple Phase 3 trials with the goal of moving into earlier lines of therapy. This expansion reflects the robust clinical development program across B-cell malignancies that we’re continu-ally developing with our partners at AbbVie Inc. (AbbVie). However, epcoritamab is only one of our exciting programs. We also saw very good progress with Tivdak® (tisotumab vedotin-tftv) this year. With the positive results from both the confirmatory innovaTV 301 study in cervical cancer and data in head and neck cancer from the innovaTV 207 study, tisotumab vedotin has cleared our very high bar for continued investment in development. We are very pleased with our plans to actively engage with health authorities on the next steps for tisotumab vedotin in both of these indications, along with our partner, Pfizer Inc. (Pfizer). Acasunlimab (GEN1046 (BNT311, DuoBody®- PD-L1x4-1BB), developed with BioNTech SE (BioNTech), has also shown promise in second line non-small cell lung cancer (NSCLC). Based on preliminary data, we and our partner, BioNTech, are working with health authorities on next steps for the program and we look forward to presenting the data at a medical conference in 2024. Beyond acasunlimab, our successful partnership with BioNTech has also provided us with multiple other promising programs including the clinical-stage programs GEN1042 (BNT312, DuoBody-CD40x4-1BB), which generated encouraging data in multiple solid tumors in 2023, GEN1053 (BNT313, HexaBody®-CD27) and next in the clinic, GEN1059 (BNT314, DuoBody-EpCAMx4-1BB) and GEN1055 (BNT315, HexaBody-OX40). Two other pipeline programs that advanced in 2023 are GEN1047 or DuoBody-CD3xB7H4 and GEN3017 or DuoBody-CD3xCD30. The Phase 1/2 trial of GEN1047 is currently in the dose expan-sion phase, an important step in progressing our Letter from the CEO Jan van de Winkel, Ph.D. President & Chief Executive Officer

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 8 Letter from the CEO CD3-based bispecific platform in solid tumors. GEN3017 started recruitment for a first-in-human clinical trial in hematological malignancies. Our DuoBody partnership with Janssen Biotech, Inc. (Janssen) has continued to be fruitful. Three approved medicines have now come from this collaboration: RYBREVANT® (amivan-tamab), TECVAYLI® (teclistamab) and TALVEY™ (talquetamab), the latter of which was approved in both the U.S. and Europe in 2023. We believe the success of these bispecific programs high-lights the potential of our innovative DuoBody technology and we look forward to seeing their continued development. When Genmab made a strategic commitment to focus on our core competencies in the devel-opment of antibody therapies, we were focused specifically on medicines for cancer. However, our knowledge of specific immunological pathways and access to unique next-generation antibody formats that we harnessed to fight cancer can also be applied to create therapies for immune-mediated and inflammatory diseases (I&I). As such, this year we updated our vision that by 2030, our KYSO antibody medicines are fundamentally transforming the lives of people with cancer and other serious diseases. Including indications beyond oncology made perfect sense as Genmab-created antibodies now marketed by our partners are approved in areas such as multiple sclerosis and thyroid eye disease. To this end in 2023 we partnered with argenx SE (argenx), giving us the opportunity to explore patients’ needs in oncology as well as I&I. We have focused our attention to the present, and our eyes to the future; a future in which our KYSO antibody medicines can fundamentally transform the lives of patients for the better. A Proven Way Forward The approval of our first two Genmab co-owned therapies established a way forward; a roadmap to explore and bring to patients novel treatments for cancer and other diseases. We have focused our attention to the present, and our eyes to the future; a future in which our KYSO antibody medicines can fundamentally transform the lives of patients for the better. We believe we will continue to bring hope with our proprietary technologies and antibody-based products. As such, our philosophy of strategic and disciplined development and growth has served us well and we plan to continue doing just that. As we successfully grew our promising portfolio and built our teams, the time came in 2023 to build a new, larger headquarters site in Copenhagen. This state-of-the-art building marks how far we’ve come as a company and houses 500 team members, all pulling together towards a common goal under the same roof. Our Global R&D Center also expanded with the opening of the Accelerator, an iconic multi-tenant building nestled in the heart of the Utrecht Science Park, now home to the efforts of many more of our antibody experts and scientists. I am confident that in 2024, we will continue this momentum on our journey to become a biotech innovation powerhouse. Our success is only possible because of our talented and unstoppable team, the patients who participate in our clinical trials and their care partners, the investigators who run these trials, our partners who believe in the power of our cutting-edge technologies and antibody therapies, our supportive Board of Directors, and our share-holders who believe in our vision. Together we are creating a KYSO future. I thank you for your continued support. Sincerely yours, Jan van de Winkel, Ph.D. President & Chief Executive Officer

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 9 Financial DKK 142B 2023 year-end market cap DKK 16,474M 2023 revenue DKK 10,927M 2023 operating expenses, 70% invested in R&D Liquidity and Capital Resources DKK 13,268M Marketable securities DKK 14,867M Cash and cash equivalents DKK 31,610M Shareholders’ equity 2023 at a Glance Operational • Multiple regulatory approvals granted to Genmab and AbbVie for EPKINLY/TEPKINLY • Successful launch of EPKINLY (epcoritamab-bysp) in the U.S. and Japan, a first in Genmab’s history • Regulatory submissions based on positive topline results from the follicular lymphoma (FL) cohort of the pivotal EPCORE™ NHL-1 epcoritamab study • Genmab and Pfizer1 initiate discussions with regulatory authorities based on positive topline results from the innovaTV 301 and innovaTV 207 tisotumab vedotin studies • Decision on moving to late-stage development for acasunlimab (GEN1046/BNT311) • Multiple Investigational New Drug (IND) submissions • Entered into collaboration with argenx to jointly discover, develop and commercialize therapeutic antibodies with applications in immunology and oncology • Continued development of Genmab’s broader organizational infrastructure with the addition of over 500 new colleagues • Grand opening of new headquarters in Copenhagen, Denmark, and expansion of Genmab Research and Development Center (GRDC) in Utrecht, the Netherlands • Janssen’s TALVEY becomes 8th approved medicine applying Genmab innovation Operating Profit* (DKK million) *See Note 1.4 in the consolidated financial statements for details regarding the revision of prior period financial statements. **2020 Operating Profit impacted by one-time AbbVie upfront payment. 2019 2020** 2021 2022 2023 2,623 2,953 6,267 5,321 6,290 1. In March 2023, Genmab’s partner Seagen Inc. (Seagen) announced that it would be acquired by Pfizer. Pfizer closed the acquisition of Seagen on December 14, 2023. All references to Seagen in this document have been changed to Pfizer.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 10 (DKK million) 2019* 2020* 2021* 2022* 2023 Income Statement Revenue 5,351 10,088 8,417 14,505 16,474 Cost of product sales – – – – (226) Research and development expenses (2,386) (3,137) (4,181) (5,562) (7,630) Selling, general and administrative expenses (342) (661) (1,283) (2,676) (3,297) Operating expenses (2,728) (3,798) (5,464) (8,238) (10,927) Operating profit 2,623 6,290 2,953 6,267 5,321 Net financial items 221 (409) 965 678 316 Net profit 2,151 4,740 2,957 5,452 4,352 Balance Sheet Marketable securities 7,419 8,819 10,381 12,431 13,268 Cash and cash equivalents 3,552 7,260 8,957 9,893 14,867 Total non-current assets 1,183 2,352 1,891 1,901 2,150 Total assets 15,124 21,105 24,538 30,119 35,289 Shareholders’ equity 14,028 19,083 22,107 27,282 31,610 Share capital 65 66 66 66 66 Cash Flow Statement Cash flow from operating activities 1,326 6,433 2,228 3,912 7,380 Cash flow from investing activities (1,983) (2,351) (961) (2,761) (1,282) Cash flow from financing activities 3,660 71 (420) (789) (606) Investments in intangible assets (32) – – – (10) Investments in tangible assets (79) (307) (252) (317) (366) Financial Ratios and Other Information Basic net profit per share 34.16 72.72 45.22 83.38 66.64 Diluted net profit per share 33.80 71.94 44.77 82.59 66.02 Year-end share market price 1,481.50 2,463.00 2,630.00 2,941.00 2,155.00 Price / book value 6.86 8.52 7.85 7.11 4.50 Shareholders’ equity per share 215.82 289.14 334.95 413.36 478.94 Equity ratio 93% 90% 90% 91% 90% Shares outstanding 65,074,502 65,545,748 65,718,456 65,961,573 66,074,535 Average number of employees (FTE)** 471 656 1,022 1,460 2,011 Number of employees (FTE) at year-end 548 781 1,212 1,660 2,204 *See Note 1.4 in the consolidated financial statements for details regarding the revision of prior period financial statements. **Full-time equivalent (FTE) or team member. Consolidated Key Figures Revenue* (DKK million) 2019 2020 2021 2022 2023 5,351 8,417 14,505 16,474 10,088 FTE at Year End FTE 2019 2020 2021 2022 2023 548 1,212 1,660 2,204 781 Operating Expenses (DKK million) 2019 2020 2021 2022 2023 2,386 4,181 5,562 7,630 3,137 342 1,283 2,676 3,297 661 2,728 5,464 8,238 10,927 3,798 Research and development expenses Selling, general and administrative expenses *See Note 1.4 in the consolidated financial statements for details regarding the revision of prior period financial statements.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 11 (DKK millions) 2023 Actual Result 2024 Guidance 2024 Guidance Mid-Point 2023 Growth % 2024 Growth %* Revenue 16,474 18,700–20,500 19,600 14% 19% Royalties 13,705 15,600–16,700 16,150 18% 18% Net product sales/ Collaboration revenue** 728 1,700–2,200 1,950 231% 168% Milestones/Reimbursement revenue 2,041 1,400–1,600 1,500 -24% -27% Gross profit 16,248 18,000–19,500 18,750 12% 15% Operating expenses (10,927) (12,400)–(13,400) (12,900) 33% 18% Operating profit 5,321 4,600–7,100 5,850 -15% 10% *Mid-point of guidance range **Net product sales and collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak (Genmab’s share of gross profits) in the U.S. Collaboration revenue excludes one-off payment in 2022 from Pfizer of approximately USD 15 million (DKK 112 million) related to the sublicense of rights to develop and commercialize tisotumab vedotin in China to Zai Lab Hong Kong. This amount is included in Milestone/Reimbursement revenue for this presentation. Revenue Genmab expects its 2024 revenue to be in the range of DKK 18.7–20.5 billion, compared to DKK 16.5 billion in 2023. Our revenue in 2023 was driven primarily by DARZALEX® (daratumumab) royalties due to the continued strong growth of DARZALEX net sales partially offset by neg-ative exchange rate movements between the USD and DKK and negative impact of applying the DARZALEX contractual annual Currency Hedge Rate. Genmab’s projected revenue growth for 2024 is driven by higher royalties, net product sales and collaboration revenue. Royalty growth relates mainly to DARZALEX and Kesimpta® (ofatu-mumab) net sales growth. Net product sales and collaboration revenue growth driven by strong performance for both Tivdak and EPKINLY. Net product sales and collaboration revenue consists of EPKINLY net product sales in the U.S. and Japan, and Tivdak (50% gross profit share) in the U.S. Genmab’s projected revenue for 2024 primarily consists of DARZALEX royalties of DKK 12.6–13.3 billion. Such royalties are based on estimated DARZALEX 2024 net sales of USD 10.9–11.5 billion compared to actual net sales in 2023 of approximately USD 9.7 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme Therapeutics, Inc. (Halozyme) in connection with subcutaneous (SC) net sales as well as royalty reduction in countries and territories where there are no Genmab patents. The remainder of Genmab’s revenue consists of royalties from Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY, net product sales and collaboration revenue from EPKINLY and Tivdak, reimbursement revenue and milestones. 2024 Outlook Operating Expenses Genmab anticipates its 2024 operating expenses to be in the range of DKK 12.4–13.4 billion, compared to DKK 10.9 billion in 2023. The growth in operating expenses is to support Genmab’s continued portfolio advancement and investing for future product launches, including epcoritamab. Operating Profit Genmab expects its operating profit to be in the range of DKK 4.6–7.1 billion in 2024, compared to DKK 5.3 billion in 2023. Outlook: Risks and Assumptions In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, DARZALEX FASPRO® (dara-tumumab and hyaluronidase-fihj), Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY net sales and royalties paid to Genmab; changing rates of inflation; and currency exchange rates (the 2024 guidance assumes a USD/DKK exchange rate of 6.8). The financial guidance assumes that no significant new agree-ments are entered into during 2024 that could materially affect the results. The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and EPKINLY, and on the net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT, TECVAYLI, TALVEY and TEPKINLY by Genmab’s collaboration partners and on Genmab’s royalties, collaboration revenue and milestone revenue therefrom.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 12 Business Strategy Priorities in 2023 Priorities for 2024 Link to Risk Build a profitable and successful biotech ― Maintain a flexible and capital-efficient model ― Maximize relationships with partners ― Retain ownership of select products Invest in our people and culture ― Further scale organization aligned with differentiated antibody product portfolio growth and future launches Become a leading integrated biotech innovation powerhouse ― Use solid financial base to grow and broaden antibody product and technology portfolio Invest in our people and culture ― Further scale organization aligned with differentiated antibody product portfolio growth and future launches Become a leading integrated biotech innovation powerhouse ― Use solid financial base to grow and broaden antibody product and technology portfolio Please refer to the risks included in this Annual Report. Focus on core competence ― Identify the best disease targets ― Develop unique first-in-class or best-in-class antibodies ― Develop next-generation technologies Build a world-class differentiated pipeline ― Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB)1 ― Establish proof of concept data in solid tumor indication ― GEN1042 (BNT312, DuoBody-CD40x4-1BB)1 ― Establish efficacy and safety data in solid tumor indication ― Progress towards late-stage clinical development ― Expand and advance proprietary clinical product portfolio Build world-class differentiated pipeline ― Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB)1 ― Initiate Phase 3 study (2L NSCLC) ― GEN1042 (DuoBody-CD40x4-1BB)1 ― Phase 2 data and determine next steps ― Expand and advance proprietary product portfolio Please refer to the risks included in this Annual Report. Turn science into medicine ― Create differentiated antibody therapeutics with significant commercial potential Bring our own medicines to patients ― Epcoritamab2 ― Launch in relapsed/refractory diffuse large B-cell lymphoma (DLBCL) ― Submit a supplemental Biologics License Application (sBLA) ― Broaden clinical development program ― Tivdak3 ― Progress successful uptake in second line (2L)+ recurrent or metastatic (r/m) cervical cancer patients ― Progress clinical development program Bring our own medicines to patients & expand our markets ― EPKINLY ― Initiate three Phase 3 trials ― Expand label to include relapsed/refractory FL ― Tivdak ― Initiate Phase 3 study in head and neck ― Execute successful launches and growth in key markets Please refer to the risks included in this Annual Report. CSR Strategy Priorities in 2023 Priorities for 2024 Link to Risk Commitment to our business-driven Corporate Social Responsibility (CSR) strategy, which focuses on four pillars: ― Science-driven health innovations for patients ― Employee well-being and vitality ― Ethics and transparency ― Environmental and community sustainability ― Continue strong commitment to being a sustainable and responsible company ― Further integrate environmental, social, and governance (ESG) into our strategic planning, operations and risk management processes ― Further formalize total CO2 emissions mapping ― Further define and communicate Genmab’s commitment to successfully attract, motivate, retain and reward top talent ― Enhance diversity, equity and inclusion (DE&I) processes and efforts ― Monitor regulatory landscape and prepare for new ESG-related reporting requirements ― Continue to grow our commitment to being a sustainable and responsible company ― Ensure that policies and procedures are implemented in alignment with ESG-related reporting requirements, while continuing to monitor the regulatory landscape ― Collaborate internally to integrate ESG into our strategic planning, business operations and risk management processes ― Continue to develop and deliver treatments to improve lives of patients ― Minimize our carbon footprint and map our Greenhouse Gas (GHG) emissions ― Promote the Company’s efforts to attract, retain, motivate and recognize diverse, world-class talent ― Invest in DE&I processes and efforts which is critical to our future growth Please refer to the risks included in Genmab’s 2023 Corporate Responsibility report, https://ir.genmab. com/static-files/ c0341966-2b12-4013- ad8b-e21aeb167f1c 1. Co-development with BioNTech; 2. Co-development with AbbVie; 3. Co-development with Pfizer. Our Strategy

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 13 Our Core Values In our quest to turn science into medicine, we use these guideposts to transform the future of cancer treatment: • Passion for innovation • Determination—being the best at what we do • Integrity—we do the right thing • We work as one team and respect each other Our Key Accomplishments Each of our achievements stands as evidence of our unyielding determination, including: • Two Genmab co-owned medicines on the market: Tivdak with Pfizer and EPKINLY/ TEPKINLY with AbbVie • Six medicines that were created by Genmab, or that leverage Genmab’s DuoBody technology, are being developed and marketed by global pharmaceutical and biotechnology companies • Inventors of four proprietary antibody technologies • Growing proprietary clinical programs • Pioneers of a complex preclinical pipeline • Over 44 Investigational New Drugs (IND) filed by Genmab and/or partners, based on Genmab’s innovations and technology, since 1999 • World-class team with antibody know-how, and expertise in R&D and commercial fields • Partnerships with industry leaders and innovators across the innovation ecosystem of pharma, biotech and academia • Solid financial foundation • Building and expanding our capabilities with more than 2,200 team members across our international locations Who We Are Genmab’s Growing Organization and Presence Princeton, U.S. – Translational and Quantitative Sciences – Clinical Development – Development Operations – U.S. Market Operations – Corporate Functions Utrecht, The Netherlands – Discovery & Antibody Research – Translational and Quantitative Sciences – Development Operations – Corporate Functions Copenhagen, Denmark – Headquarters – Translational and Quantitative Sciences – Chemistry, Manufacturing and Controls (CMC) Operations – Development Operations – Quality Control (QC) Laboratory – Corporate Functions Tokyo, Japan – Development Operations – Japan Market Operations – Corporate Functions

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 14 Our Strengths and Differentiators Building a Fully Integrated Biotech Innovation Powerhouse World-class antibody biology knowledge and insight into disease targets Discovery and development engine with proprietary technologies that allow us to build a world-class pipeline In-house expertise with a solid track record of building successful strategic partnerships Pipeline of potential best-in-class and first-in-class therapies Experienced, diverse leadership team Business Model Team Creates flexible and adaptive infrastructure Strong financials Growing recurring revenues and focused investments Collaboration Reaches across the innovation ecosystem of pharma, biotech and academia, and drives our business forward Precision medicine, data science and artificial intelligence Key to accelerating development and ensuring the right therapies get to the right patients Research Track record of success and investing for tomorrow Development Scaling up capabilities to expand from early- to late-stage development Commercialization Building the next step in our evolution At Genmab, we have built a profitable and successful biotech that creates value for our stakeholders. Enabling functions: Supporting growth and managing risk

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 15 Research and Development Capabilities Inspired by Nature At Genmab, we are inspired by nature and understand how antibodies work. We are deeply knowledgeable about antibody biology and our scientists harness this expertise to create and develop differentiated investigational antibody medicines. We utilize a sophisticated and highly automated process to efficiently generate, select, produce, and evaluate human antibody-based products. Our teams have established a fully inte-grated R&D enterprise and streamlined process to coordinate the activities of antibody product discovery, preclinical testing, manufacturing, clinical trial design and execution, and regulatory submissions across Genmab’s international oper-ations. We have expanded our scientific focus to use data science and artificial intelligence to aid in the discovery of new targets and biomarkers and bolster our in-depth precision medicine and translational laboratory capabilities. Through our expertise in antibody drug development, we pioneer technologies that allow us to create differentiated and potentially first-in-class or best-in-class investigational medicines with the potential to improve patients’ lives. Our antibody expertise has enabled us to create our cutting-edge technology platforms: DuoBody, HexaBody, DuoHexaBody® and HexElect®. Sustainable and State-of-the-Art Facilities The Netherlands Genmab’s presence in the Netherlands is com-posed of three buildings in the Utrecht area: The GRDC and the Accelerator at the Utrecht Science Park and a Genmab office in nearby Zeist. All discovery and preclinical research is conducted at our GRDC and Accelerator facilities, which house state-of-the-art laboratories. The GRDC was one of the first Building Research Establishment Environmental Assessment Method (BREEAM) Excellent laboratory buildings in the Netherlands. The Accelerator, a multi-tenant ultra-modern R&D facility, was opened in 2023, enabling our continued growth trajectory. These three spaces are located in close proximity to other life science companies and a world-class research university. They accommodate modern auditoriums, and innovative brainstorming and meeting rooms. They provide a bright, open, and collaborative atmo-sphere and enable the Genmab team to continue to innovate and find new ways to help patients. Denmark Genmab introduced our own Good Manufacturing Practice (GMP) QC laboratory in 2023. The new space, leased in January, insources certain busi-ness-critical processes and capabilities for our early clinical development. With our growing pipeline and commercial ambitions, we are taking control of processes, prioritization, people, and timing and taking another tremendous step toward becoming an end-to-end biotech innovation powerhouse. In addition, Genmab’s new headquarters, now relocated in Valby, Copenhagen, opened its doors in summer 2023, a building designed specifically for Genmab. United States Genmab opened its United States (U.S.) facility in 2020. This space, modeled on the open and collaborative spirit of the R&D labs and offices in Utrecht and Zeist, includes both offices and labo-ratories. The U.S. precision medicine laboratories allow Genmab to expand our clinical and preclin-ical drug development expertise and are part of the strategic growth of the Company. As with the construction and design of our Utrecht facilities, our U.S. office and laboratories were designed and built with sustainability in mind and meet the requirements for Leadership in Energy and Environmental Design (LEED) Gold certification for sustainable design features. Additionally, 75% of the construction waste created when building out the facility was recycled, rather than being sent to a landfill. Japan Genmab’s Japan office is located in Roppongi, an international business district in the center of Tokyo. As a commercial hub and the newest of Genmab’s locations, it offers an open and collaborative environment that fosters Genmab’s culture of innovation and teamwork. The office is designed to be environmentally friendly and uses renewable energy. As Genmab continues to grow our geographical footprint, we will endeavor to do so with minimal impact to the environment and with sustainability as a key area of focus.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 16 As we become a fully integrated, end-to-end biotech, our teams are closely connected from discovery through commercialization and take a thoughtful approach to advancing our pipeline, optimizing our development programs, and ulti-mately bringing our antibody-based medicines to patients. We have a clear focus on discovering, developing, and delivering medicines that are first or best-in-class and address areas of high unmet need. We are delivering on this focus as we bring our own innovative medicines to patients, first in the U.S. and Japan, and by working with our partners to bring our medicines to patients in other parts of the world. As we bring a new medicine to market, our goal is to take a holistic approach that considers the whole patient journey, ensures the best possible experience for patients and their care teams, and ultimately positively impacts the broader health-care system and society. Delivering Innovative Options in Advanced Cervical Cancer Despite advances in early intervention, advanced cervical cancer remains a disease with high medical need. Up to 16% of cervical cancer cases are diagnosed in the metastatic stage while up to 61% of earlier stage diagnoses will progress to metastatic disease. Genmab and Pfizer created CeMe™ to bring a much-needed spotlight to the often hidden experience of living with advanced cervical cancer in the U.S. Today, the campaign has grown into a grassroots effort that is actively building a community and sense of belonging among those impacted by the disease. Patient impact happens when our medicines reach the people who need them and help them live better. MyNavCare™ Patient Support by Genmab was created to provide comprehensive services to patients prescribed Genmab medicines to help them navigate each step of their treatment journey. Bringing Our Own Innovative Medicines to Patients We’re applying our legacy of innovation and patient-first purpose to how we deliver our own medicines to patients. In September 2021, with our partner, Pfizer, we launched Tivdak in the U.S., and it remains the first and only antibody drug conjugate (ADC) approved for the treatment of relapsed or refractory advanced cervical cancer. Tivdak is becoming a clear choice treatment in the 2L setting with more than 1,900 women estimated to have been treated as of December 2023. Bringing the Potential of Bispecifics to Lymphoma Large B-cell lymphomas (LBCL) are fast-growing, aggressive forms of non-Hodgkin’s lymphoma (NHL) that can be difficult to treat. DLBCL is the most common type. Despite advances in the treatment landscape, patients with advanced stage disease have been in need of options that can provide remission, are tolerable, and can be administered upon relapse. In May 2023, EPKINLY was approved in the U.S. as the first bispecific antibody for the treatment of relapsed or refractory DLBCL after two or more lines of systemic therapy. It remains the only subcutaneously administered option today. EPKINLY was approved under accelerated approval based on response rate and durability of response. It is commercialized in the U.S. in partnership with AbbVie. In Japan, NHL accounts for more than 90% of malignant lymphoma cases, but there has been no standard of care for patients with LBCL after two or more lines of systemic therapy. With its approval in September 2023 as the first and only bispecific antibody in Japan for the treatment of this indication as well as follicular lymphoma grade 3B (FL3B), EPKINLY is well positioned to address a significant unmet need for patients. In 2023, epcoritamab was also approved in Canada as EPKINLY and in the EU and the UK under the brand name TEPKINLY.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 17 Antibody Discovery and Development T1/2 Antibody-Drug Conjugate/ Immunocytokine Designer Polyclonals/ Bispecifics Half-Life Extended/Inert/ Fc-Enhanced/Isotypes We are experts in antibody discovery and development. Our appreciation for, and understanding of, the power of the human immune system gives us a unique perspective on how to respond to the constant challenges of oncology drug development. We entered a new chapter with the commercialization and launch of our first medicine, co-owned with Pfizer, in 2021, and we successfully launched our second medicine in 2023 under our collaboration with AbbVie. Target Antibody Format Indication

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 18 Pipeline At the end of 2023, Genmab’s proprietary pipeline of investigational medicines, of which we are responsible for at least 50% of devel - opment, consisted of nine antibodies in clinical development. These include Genmab’s approved medicines, Tivdak, which Genmab is co-devel - oping globally and co-promoting in the U.S. in collaboration with Pfizer and EPKINLY/TEPKINLY, which Genmab is co-developing and co-commer - cializing in the U.S. and Japan in collaboration with AbbVie. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including six approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline also includes multiple preclinical programs. An overview of the development status of our approved medicines and of each of our investi - gational medicines is provided in the following sections. Detailed descriptions of dosing and efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen A/S (Nasdaq Copenhagen) stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab. com. The information accessible through our website is not part of and is not incorporated by reference herein. Products and Technologies

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 19 Products and Technologies Genmab’s Proprietary1 Products Approved Medicines Approved Product Target Developed By Disease Indication EPKINLY (epcoritamab-bysp, epcoritamab) TEPKINLY (epcoritamab) CD3xCD20 Co-development Genmab/AbbVie Approved in the U.S. and Europe for adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy and in Japan for adult patients with certain types of relapsed or refractory LBCL after two or more lines of systemic therapy2 Tivdak (tisotumab vedotin-tftv) Tissue factor (TF) Co-development Genmab/Pfizer Approved in the U.S. for adult patients with recurrent/metastatic cervical cancer with disease progression on or after chemotherapy2 1. Approved and investigational medicines where Genmab has ≥50% ownership, in co-development with partners as indicated. 2. Refer to local country prescribing information for precise indication and safety information. Pipeline, Including Further Development for Approved Medicines Product Developed By Disease Indications Most Advanced Development Phase Preclinical 1 2 3 Epcoritamab Co-development Genmab/AbbVie Relapsed/refractory DLBCL Relapsed/refractory FL First line DLBCL B-cell NHL Relapsed/refractory chronic lymphocytic leukemia (CLL) & Richter’s Syndrome Indolent NHL pediatric patients Tisotumab vedotin Co-development Genmab/Seagen Cervical cancer Solid tumors Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB) Co-development Genmab/BioNTech Non-small cell lung cancer (NSCLC) Advanced endometrial cancer Solid tumors DuoBody-CD40x4-1BB (GEN1042/BNT312) Co-development Genmab/BioNTech Solid tumors HexaBody-CD38 (GEN3014) Genmab1 Hematologic malignancies DuoBody-CD3xB7H4 (GEN1047) Genmab Solid tumors HexaBody-CD27 (GEN1053/BNT313) Co-development Genmab/BioNTech Solid tumors GEN1056 (BNT322) Co-development Genmab/BioNTech Solid tumors DuoBody-CD3xCD30 (GEN3017) Genmab Relapsed/refractory Hodgkin lymphoma & NHL 1. Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen. In September 2023, Genmab discontinued the GEN3009 (DuoHexaBody-CD37) program, including the Phase 1/2 trial in B-cell NHLs (NCT04358458) due to a strategic evaluation of GEN3009 within the context of Genmab’s portfolio. The decision was not based on safety or regulatory concerns.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 20 Programs Incorporating Genmab’s Innovation and Technology1 Approved Medicines Approved Product Discovered and/or Developed & Marketed By Disease Indication(s) DARZALEX (daratumumab)/DARZALEX FASPRO (daratumumab and hyaluronidase-fihj) Janssen (Royalties to Genmab on net global sales) Multiple myeloma (MM)2 Light-chain (AL) Amyloidosis Kesimpta (ofatumumab) Novartis AG (Novartis) (Royalties to Genmab on net global sales) Relapsing multiple sclerosis (RMS)2 TEPEZZA (teprotumumab-trbw) Amgen Inc. (Amgen)3 (under sublicense from Roche, royalties to Genmab on net global sales) Thyroid eye disease (TED)2 RYBREVANT (amivantamab/amivantamab-vmjw) Janssen (Royalties to Genmab on net global sales) NSCLC2 TECVAYLI (teclistamab/teclistamab-cqyv) Janssen (Royalties to Genmab on net global sales) Relapsed and refractory multiple myeloma2 TALVEY (talquetamab/talquetamab-tgvs) Janssen (Royalties to Genmab on net global sales) Relapsed and refractory multiple myeloma2 1. Approved and investigational medicines created by Genmab or created by collaboration partners leveraging Genmab’s DuoBody technology platform, under development, and where relevant, commercialized by a third party. 2. See local prescribing information for precise indication and safety information. 3. Previously Horizon Therapeutics plc (Horizon), acquired by Amgen in October 2023. Pipeline, Including Further Development for Approved Medicines, ≥Phase 2 Development Product Technology Discovered and/or Developed By Disease Indications Most Advanced Development Phase Preclinical 1 2 3 Daratumumab UltiMAb* Janssen MM AL Amyloidosis Teprotumumab UltiMAb Amgen TED Amivantamab DuoBody Janssen NSCLC Advanced or metastatic gastric or esophageal cancer Hepatocellular carcinoma Advanced or metastatic colorectal cancer Teclistamab DuoBody Janssen MM Talquetamab DuoBody Janssen Relapsed/refractory MM MM Inclacumab UltiMAb Pfizer Vaso-occlusive crises in sickle cell disease Mim8 DuoBody Novo Nordisk Hemophilia A Ordesekimab (PRV-015, AMG 714) UltiMAb Sanofi S.A. Celiac disease Lu AF82422 UltiMAb Lundbeck Multiple system atrophy *UltiMab transgenic mouse technology licensed from Medarex, Inc. (Medarex), a wholly owned subsidiary of Bristol-Myers Squibb. Products and Technologies

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 21 Genmab’s Proprietary Pipeline Programs where Genmab has ≥50% ownership.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 22 EPKINLY/TEPKINLY (epcoritamab) Approved in the U.S., Europe and Japan • SC bispecific antibody created using Genmab’s DuoBody technology platform • Epcoritamab (approved as EPKINLY and TEPKINLY) has received regulatory approval in various indications and conditions in multiple territories • These approvals were based on data from the relapsed/refractory LBCL cohort of the pivotal EPCORE NHL-1 trial (NCT03625037). The approval in Japan was also based on the EPCORE NHL-3 trial (NCT04542824) • In November 2023, the European Medicines Agency (EMA) validated for review a Type II variation application for epcoritamab as monotherapy for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The application was supported by data from the FL cohort of the EPCORE NHL-1 trial • Multiple ongoing clinical trials across different settings and histologies, such as Phase 3 trials in DLBCL, including a confirmatory trial in relapsed/refractory DLBCL as well as an ongoing trial in newly diagnosed DLBCL (EPCORE DLBCL-1, NCT04628494 and EPCORE DLBCL-2, NCT05578976) and a confirmatory trial in relapsed/refractory FL (EPCORE FL-1, NCT05409066) with more trials in planning • Co-developed and co-commercialized in collaboration with AbbVie Genmab’s Proprietary Pipeline Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is marketed as EPKINLY in the U.S. and Japan and other regions, and as TEPKINLY in Europe. See local prescribing information for precise indications. In 2020, Genmab entered into a collaboration agreement with AbbVie to jointly develop and commercialize epcoritamab. The companies share commercial-ization responsibilities in the U.S. and Japan, with AbbVie responsible for further global commer-cialization. Genmab records sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining global sales outside of these territories, subject to certain royalty reductions. The companies have a broad clinical development program for epcoritamab including three ongoing Phase 3 trials and additional trials in planning. Please consult the U.S. Prescribing Information for EPKINLY and the European Summary of Product Characteristics for TEPKINLY for the labeled indication and safety information.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 23 Fourth Quarter Updates • December: Regulatory approval in Brazil. • December: Multiple presentations at the 65th American Society of Hematology (ASH) Annual Meeting, with four first clinical data disclosures, including the pivotal data in relapsed/ refractory FL. • November: The EMA validated for review a Type II variation application for epcoritamab as monotherapy for the treatment of adult patients with relapsed or refractory FL after two or more lines of systemic therapy. The application was supported by data from the FL cohort of the EPCORE NHL-1 trial. • November: The U.S. Food and Drug Administration (U.S. FDA) granted Breakthrough Therapy Designation (BTD) for epcoritamab for the same FL indication as noted above. • October: Additional regulatory approvals in Canada and the UK. Updates from First Quarter to Third Quarter • September: The European Commission (EC) granted conditional marketing authorization for TEPKINLY as a monotherapy for the treatment of adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy. • September: The Japan Ministry of Health, Labour and Welfare (MHLW) approved EPKINLY (epcoritamab) for the treatment of adult patients with certain types of relapsed or refractory LBCL, including DLBCL, high-grade B-cell lymphoma (HBCL), primary mediastinal large B-cell lymphoma (PMBCL) and FL3B, after two or more lines of systemic therapy. Genmab’s Proprietary Pipeline • June: Genmab and AbbVie announced topline results from the FL cohort of the Phase 1/2 EPCORE NHL-1 clinical trial evaluating epcoritamab in patients with relapsed/refractory FL who received at least two prior lines of systemic therapy. • June: Epcoritamab was added to the National Comprehensive Cancer Network® (NCCN®) Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for “B-cell Lymphomas” (Version 4.2023) for third-line and subsequent therapy for patients with DLBCL, including patients with disease progression after transplant or chimeric antigen receptor (CAR-T) cell therapy and as a Category 2A, preferred regimen for patients with histologic transformation of indolent lymphomas to DLBCL and no intention to proceed to transplant, including patients with disease progression after transplant or CAR-T cell therapy. • June: Multiple data presentations were featured at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting and the 2023 European Hematology Association (EHA) Congress. These included an oral presentation at both congresses on data from the Phase 1/2 EPCORE NHL-2 (NCT04663347) trial of epcoritamab in combination with rituximab and lenalidomide for patients with high-risk FL. • May: The U.S. FDA granted accelerated approval for EPKINLY for the treatment of adult patients with relapsed or refractory DLBCL, not otherwise specified (NOS), including DLBCL arising from indolent lymphoma, and HBCL, after two or more lines of systemic therapy. • March: The first patient was dosed in the Phase 2 EPCORE DLBCL-3 (NCT05660967) trial of epcoritamab as first-line treatment with or without lenalidomide in elderly patients with newly diagnosed DLBCL who cannot tolerate anthracycline therapy. • February: The first patient was dosed in the Phase 3 EPCORE DLBCL-2 trial evaluating SC epcoritamab combined with rituximab, cyclophosphamide, doxorubicin hydrochloride, vincristine and prednisone (R-CHOP) in adult patients with newly diagnosed DLBCL. • February: Expanded Access Program launched in collaboration with AbbVie, available for U.S. patients (NCT05733650). About Diffuse Large B-cell Lymphoma DLBCL is the most common type of B-cell NHL worldwide, accounting for approximately 30% of all NHL cases and comprising an estimated 30,400 U.S. cases in 2022. DLBCL can arise in lymph nodes as well as in organs outside of the lymphatic system, occurs more commonly in the elderly and is slightly more prevalent in men.1,2 DLBCL is a fast-growing type of NHL, a cancer that develops in the lymphatic system and affects B-cell lymphocytes, a type of white blood cell. For many people living with DLBCL, their cancer either relapses, which means it may return after treatment, or becomes refractory, meaning it does not respond to treatment. Although new therapies have become available, treatment management can remain a challenge.3,4 1. Sehn LH, Salles G. N Engl J Med. 2021;384:842-858. 2. Kanas G, Ge W, Quek RGW, et al. Leukemia & Lymphoma. 2022;63(1):54-63. 3. Sehn LH, Salles G. N Engl J Med. 2021;384:842-858. 4. Crump M, Neelapu SS, Farooq U, et al. Blood. 2017;130(16):1800-1808. DLBCL accounts for ~30% of all NHL cases, comprising an estimated 30,400 U.S. cases in 2022

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 24 Ongoing Clinical Trials Disease Stage Development Phase Preclinical 1 2 3 DLBCL Relapsed/Refractory EPCORE DLBCL-1 Front-line + R-CHOP EPCORE DLBCL-2 Front-line +/- lenalidomide EPCORE DLBCL-3 FL Relapsed/Refractory (Combo) EPCORE FL-1 DLBCL & FL Outpatient EPCORE NHL-6 B-NHL Relapsed/Progressive/Refractory EPCORE NHL-1 Relapsed/Progressive/Refractory (Japan) EPCORE NHL-3 Relapsed/Refractory Pediatric EPCORE Peds-1 Previously Untreated/Relapsed/Refractory (Combo) EPCORE NHL-2 Previously Untreated/Relapsed/Refractory (China) EPCORE NHL-4 Previously Untreated/Relapsed/Refractory (Combo) EPCORE NHL-5 CLL/Richter’s Syndrome Relapsed/Refractory EPCORE CLL-1 About Follicular Lymphoma FL is typically an indolent, or slow-growing, form of NHL that arises from B-cell lymphocytes.1 FL is the second most common form of NHL overall, accounting for 20% to 30% of all NHL cases, and repre-senting 10% to 20% of all lymphomas in the Western world.2,3 Although FL is an indolent lymphoma, it is considered incurable with conventional therapy4,5 and patients who achieve remission also often experience relapse.6 1. What is Lymphoma? Lymphoma Research Foundation. https://lymiphoma.org/aboutlymphoma/nhl/fl/. Accessed September 11, 2023. 2. Ma S. Risk factors of follicular lymphoma. Expert Opin Med Diagn. 2012;6:323-333. DOI: 10.1517/17530059.2012.686996. 3. Luminari S, Bellei M, Biasoli I, et al. Follicular lymphoma—treatment and prognostic factors. Rev Bras Hematol Hemoter. 2012;34:54-59. DOI: 10.5581/1516-8484.20120015. 4. Link BK, Day BM, Zhou X, et al. Second-Line and Subsequent Therapy and Outcomes for Follicular Lymphoma in the U.S.: Data From the Observational National LymphoCare Study. Br J Haematol. 2019;184(4):660-663. DOI: 10.1111/ bjh.15149. 5. Ren J, Asche CV, Shou Y, Galaznik A. Economic Burden and Treatment Patterns for Patients With Diffuse Large B-Cell Lymphoma and Follicular Lymphoma in the USA. J Comp Eff Res. 2019;8(6):393-402. DOI: 10.2217/cer-2018-0094. 6. Lymphoma Research Foundation official website. https://lymphoma.org/understanding-lymphoma/ aboutlymphoma/nhl/follicular-lymphoma/relapsedfl/. Accessed November 2023. Genmab’s Proprietary Pipeline FL accounts for 20%–30% of all NHL cases, representing 10%–20% of all lymphomas in the Western world

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 25 Genmab’s Proprietary Pipeline Tivdak (tisotumab vedotin-tftv) First and Only U.S. FDA Approved ADC for Recurrent or Metastatic Cervical Cancer • An ADC directed to TF, a protein highly prevalent on solid tumors, including cervical cancer, which is associated with poor prognosis • Accelerated approval granted by the U.S. FDA for tisotumab vedotin-tftv, marketed as Tivdak, as the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy • U.S. FDA approval was based on data from the innovaTV 204 (NCT03438396) trial • In addition to a confirmatory Phase 3 trial in recurrent or metastatic cervical cancer (innovaTV 301, NCT04697628), clinical trials in other solid tumors are ongoing • Co-developed globally and co-promoted in the U.S. in collaboration with Pfizer Tisotumab vedotin is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Pfizer’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex to generate the TF antibody forming part of tiso-tumab vedotin. Tisotumab vedotin-tftv, marketed as Tivdak, is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tisotumab vedotin is being co-developed by Genmab and Pfizer. Under a joint commercializa-tion agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Pfizer is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 profit split. In other markets, Pfizer will commer-cialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making power on the worldwide development and commercial-ization strategy for Tivdak. The companies have a number of additional ongoing clinical trials for Tivdak, including a confirmatory Phase 3 trial in recurrent or metastatic cervical cancer, which met its primary endpoint of improved overall survival (OS) at predetermined, independent interim analysis in September 2023. Subject to discussions with regulatory authorities, the results from innovaTV 301 are intended to serve as the pivotal confirmatory trial for the U.S. accel-erated approval and support global regulatory applications. The innovaTV 301 China extension trial (ZL-1309-002, NCT05866354) is ongoing, in collaboration with Zai Lab Limited under their agreement with Pfizer. In addition, we will actively engage with health authorities on next steps for tisotumab vedotin in squamous cell carcinoma of the head and neck based on data from the ongoing, open-label, multicenter innovaTV 207 (NCT03485209) Phase 2 trial. Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 26 Genmab’s Proprietary Pipeline Fourth Quarter Update • October: Data from the innovaTV 301 (ENGOT cx-12/GOG 3057) trial was presented during the Presidential Symposium at the European Society of Medical Oncology (ESMO) Congress 2023. Updates from First Quarter to Third Quarter • September: The innovaTV 301 trial met its primary endpoint of OS at predetermined, independent interim analysis. • April: Data from the innovaTV 207 trial was presented as a poster at the American Association for Cancer Research (AACR) Annual Meeting, “Tisotumab vedotin in squamous cell carcinoma of head and neck: interim analysis from innovaTV 207.” • January: The NCCN updated their Clinical Practice Guidelines in Oncology for Cervical Cancer, moving tisotumab vedotin-tftv from “Other Recommended Regimens” to “Preferred Regimens” for second line or subsequent therapy in recurrent or metastatic cervical cancer. About Cervical Cancer Cervical cancer remains a disease with high unmet need despite advances in effective vaccination and screening practices to prevent and diagnose pre-/early-stage cancers for curative treatment. Recurrent and/or metastatic cervical cancer is a particularly devastating and mostly incurable disease; up to 16% of adults are diagnosed with metastatic disease at diagnosis,1,2 and, for adults diagnosed at earlier stages who receive treatment, up to 61% will experience disease recurrence and progress to metastatic cervical cancer.3 It is estimated that in 2023, more than 13,960 new cases of invasive cervical cancer will be diagnosed in the U.S. and 4,310 adults will die from the disease.4 1. National Cancer Institute. SEER Cancer Stat Facts: Cervical Cancer. 2020. https://seer.cancer.gov/statfacts/html/cervix.html. Accessed November 22, 2023. 2. McLachlan J, Boussios S, Okines A, et al. The impact of systemic therapy beyond first-line treatment for advanced cervical cancer. Clin Oncol (R Coll Radiol). 2017;29(3):153-60. 3. Pfaendler KS, Tewari KS. Changing paradigms in the systemic treatment of advanced cervical cancer. Am J Obstet Gynecol. 2016;214(1):22-30. 4. Key Statistics for Cervical Cancer. American Cancer Society. Atlanta, GA. 2023. https://www.cancer.org/cancer/types/cervical-cancer/about/ key-statistics.html. Accessed November 22, 2023. In 2023 >13,960 new cases of invasive cervical cancer will be diagnosed in the U.S. 4,310 adults will die from the disease Key Ongoing Clinical Trials Disease Stage Development Phase Preclinical 1 2 3 Cervical cancer Recurrent or metastatic innovaTV 301 Recurrent or Stage IVB (Combo & Mono) innovaTV 205 Solid tumors Locally advanced or metastatic innovaTV 207

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 27 Genmab’s Proprietary Pipeline Acasunlimab (GEN1046/BNT311) Bispecific Next-Generation Immunotherapy • Bispecific antibody targeting PD-L1 and 4-1BB, created using Genmab’s DuoBody technology platform • Clinical trials in solid tumors ongoing, including Phase 2 trials in NSCLC (NCT05117242) and endometrial cancer (NCT06046274) • Co-developed in collaboration with BioNTech Acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x4-1BB) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for acasunlimab on a 50:50 basis. Acasunlimab is designed to induce an antitumor immune response by simultaneous and comple-mentary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Four clinical trials in solid tumors are ongoing, including Phase 2 trials in recurrent metastatic NSCLC and advanced endometrial cancer. Based on encouraging data from the Phase 2 trial in NSCLC, we are engaging with health authorities to determine next steps for the program. Update from First Quarter to Third Quarter • September: A Phase 2 open-label trial was initiated to determine the safety and preliminary activity of acasunlimab in combination with pembrolizumab in patients with advanced endometrial cancer. GEN1042 (BNT312) Potential First-in-Class Bispecific Agonistic Antibody • Bispecific antibody targeting CD40 and 4-1BB, created using Genmab’s DuoBody technology platform • Multiple clinical trials in solid tumors ongoing • Co-developed in collaboration with BioNTech GEN1042 (BNT312, DuoBody-CD40x4-1BB) is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1042 on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells and antigen-dependent T-cell activation, using an inert DuoBody format. Multiple clinical trials of GEN1042 in solid tumors are ongoing.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 28 Genmab’s Proprietary Pipeline GEN3014 HexaBody-based Investigational Medicine with Potential in Hematological Malignancies • Antibody targeting CD38, created using Genmab’s HexaBody technology platform • Phase 1/2 clinical trial (NCT04824794) in relapsed/ refractory multiple myeloma and other hematological malignancies ongoing • Developed in an exclusive worldwide license and option agreement with Janssen GEN3014 (HexaBody-CD38) is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. GEN3014 is a second generation CD38 targeting IgG1 antibody with a hexamerization-enhancing modification. GEN3014 is designed to induce antitumor activ-ity through highly potent complement-dependent cytotoxicity (CDC) and antitumor activity, which is enhanced compared to daratumumab as demon-strated in previously presented preclinical data, and is effective at a wider range of target expres-sion levels. In June 2019, Genmab entered into an exclusive worldwide license and option agree-ment with Janssen to develop and commercialize GEN3014. A Phase 1/2 clinical trial in hemato-logic malignancies is ongoing and includes a cohort comparing GEN3014 to daratumumab in CD38 monoclonal antibody-naïve relapsed or refractory multiple myeloma patients. Fourth Quarter Update • December: Poster presentation of first clinical data disclosure from the CD38 antibody-naïve relapsed/refractory multiple myeloma dose-expansion cohort in the Phase 1/2 trial presented at the 65th ASH Annual Meeting. Update from First Quarter to Third Quarter • June: Data was presented as a poster at the 2023 EHA Congress, “Pharmacodynamic activity of GEN3014 in patients with multiple myeloma supports superior complement dependent cytotoxicity of GEN3014 compared to daratumumab.” GEN1047 Bispecific with Potential in Solid Tumors • Bispecific antibody targeting CD3 and B7H4, created using Genmab’s DuoBody technology platform • Phase 1/2 clinical trial (NCT05180474) in malignant solid tumors ongoing GEN1047 (DuoBody-CD3xB7H4) is a bispe-cific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In preclinical studies, GEN1047 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. GEN1047 is being developed for the potential treatment of solid cancer indi-cations known to express B7H4. A Phase 1/2 clinical trial of GEN1047 in malignant solid tumors is ongoing and currently in the dose-expansion phase.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 29 Genmab’s Proprietary Pipeline GEN1053 (BNT313) HexaBody-based Investigational Medicine with Potential in Solid Tumors • Antibody targeting CD27, created using Genmab’s HexaBody technology platform • Phase 1/2 clinical trial (NCT05435339) in solid tumors ongoing • Co-developed in collaboration with BioNTech GEN1053 (HexaBody-CD27, BNT313) is a CD27 antibody that utilizes Genmab’s HexaBody technology, specifically engineered to induce on T cells CD27 clustering and thus to enhance T cell activation. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for GEN1053 on a 50:50 basis. A Phase 1/2 clinical trial of GEN1053 in solid tumors is ongoing. GEN1056 (BNT322) First-in-Human Study Recruiting • Phase 1 clinical trial (NCT05586321) in solid tumors ongoing • Co-developed in collaboration with BioNTech GEN1056 (BNT322) is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors and for use in combi-nation with other products. A first-in-human Phase 1 clinical study of GEN1056 in patients with advanced solid tumors is ongoing.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 30 GEN3017 DuoBody-based Investigational Medicine in the Clinic • Bispecific antibody targeting CD3 and CD30, created using Genmab’s DuoBody technology platform • Phase 1 clinical trial (NCT06018129) in relapsed or refractory classical Hodgkin lymphoma and NHL ongoing GEN3017 (DuoBody-CD3xCD30) is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. CD30 is highly expressed in multiple hemato - logic malignancies, including classical Hodgkin lymphoma and anaplastic large cell lymphoma. In preclinical studies, GEN3017 induced potent T-cell mediated cytotoxicity of CD30-expressing tumor cells in vitro, which was associated with induction of CD4+ and CD8+ T-cell activation, proliferation and cytokine production. GEN3017 is being developed for the potential treatment of certain hematological malignancies. A Phase 1/2 clinical trial of GEN3017 in relapsed or refrac - tory classical Hodgkin lymphoma and NHL is ongoing. Updates from First Quarter to Third Quarter • September: The first patient was dosed in the first-in-human Phase 1/2 trial of GEN3017 in relapsed or refractory classical Hodgkin lymphoma and NHL. • May: IND application was submitted for GEN3017. Genmab’s Proprietary Pipeline

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 31 • Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies and/or antibodies • Multiple new IND applications expected to be submitted over the coming years • Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispe - cific antibodies created with our DuoBody technology platform. We are also collaborating with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are conducted in cooper - ation with our collaboration partners. Fourth Quarter Update • November: An IND was approved for GEN1055/ BNT315 (HexaBody-OX40), which is being co-developed by Genmab and BioNTech. The first preclinical disclosure of GEN1055 occurred during the ESMO Immuno-Oncology Congress in December. Preclinical Programs Updates from First Quarter to Third Quarter • August: An IND was submitted for GEN1059/ BNT314 (DuoBody-EpCAMx4-1BB), which is being co-developed by Genmab and BioNTech. The first preclinical disclosure of GEN1059 occurred during the ESMO Congress in October. • April: Genmab and argenx entered into a collaboration agreement to jointly discover, develop and commercialize novel therapeutic antibodies with applications in immunology, as well as in oncology therapeutic areas. As per the agreement, argenx and Genmab will each have access to the suites of proprietary antibody technologies of both companies to advance the identification of lead antibody candidates against differentiated disease targets. Under the terms of the agreement, argenx and Genmab will jointly discover, develop and commercialize products emerging from the collaboration while equally sharing costs as well as any potential future profits. The collaboration will initially focus on targets within immunology and cancer with the potential to expand.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 32 Approved Medicines Incorporating Genmab’s Innovations and Technology In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines. The information in this section includes those therapies that have been approved by regulatory agencies in certain territories. Under the agreements for these medicines Genmab is entitled to certain potential milestones and royalties.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 33 Redefining the Treatment of Multiple Myeloma • First-in-class human CD38 monoclonal antibody • Developed and commercialized by Janssen under an exclusive worldwide license from Genmab • Intravenous (IV) formulation approved in combination with other therapies and as monotherapy for certain multiple myeloma indications • First and only SC CD38-directed antibody approved for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO in the U.S., and as DARZALEX SC in Europe • SC daratumumab is the first and only approved therapy for AL amyloidosis in the U.S., Europe and Japan • 2023 net sales of DARZALEX by Janssen were USD 9,744 million Daratumumab is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody. Daratumumab is being developed and commercialized by Janssen under an exclusive worldwide license from Genmab. Under the terms of the agreement, Genmab receives royalties between 12% and 20% with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme as well as in countries and territories where there are no Genmab patents. Please refer to Note 5.6 of the financial statements for further details regarding the daratumumab collaboration with Janssen. Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis. Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information. Approved Medicines Incorporating Genmab’s Innovations and Technology

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 34 Approved in the Treatment of RMS • Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab • Approved in territories including the U.S., EU and Japan for treatment of RMS in adults • First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen Ofatumumab is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extra-cellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody. Ofatumumab, marketed as Kesimpta, is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Ofatumumab is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab receives a 10% royalty on net sales of Kesimpta, and Genmab pays a royalty to Medarex based on Kesimpta net sales. Please refer to Note 5.6 of the financial statements for further details regarding the ofatumumab collaboration with Novartis. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta. Approved Medicines Incorporating Genmab’s Innovations and Technology

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 35 First U.S. FDA Approved Medicine for the Treatment of TED • Developed and commercialized by Amgen for the treatment of TED • First and only U.S. FDA approved medicine for the treatment of TED • Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC) Teprotumumab-trbw, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody. The antibody was created by Genmab under a collaboration with Roche. Development and commercialization of the product was subse-quently conducted by Horizon under a sublicense from Roche. In October 2023, Amgen completed its acquisition of Horizon, including all commer-cialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA. Please refer to Note 5.6 of the financial statements for further details regarding the teprotumumab collaboration. Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA. Approved Medicines Incorporating Genmab’s Innovations and Technology

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 36 Approved Medicines Incorporating Genmab’s Innovations and Technology First Regulatory Approvals for a DuoBody-based Medicine • Part of Genmab and Janssen DuoBody research and license agreement • First approved medicine created using Genmab’s proprietary DuoBody technology • Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of RYBREVANT In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, Janssen’s amivantamab, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and cMet, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was co-discovered. Janssen is responsible for the development and commercialization of amivantamab. In 2021, Janssen received approvals in the U.S., Europe and other markets for amivantamab, marketed as RYBREVANT, for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These were the first regu-latory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Genmab pays a royalty to Medarex based on RYBREVANT net sales. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collaboration with Jansen. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 37 Approved Medicines Incorporating Genmab’s Innovations and Technology Bispecific Antibody Approved for the Treatment of Relapsed and Refractory Multiple Myeloma • Part of Genmab and Janssen DuoBody research and license agreement • Second approved medicine created using Genmab’s proprietary DuoBody technology • Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of TECVAYLI In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is teclis-tamab, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell matu-ration antigen (BCMA), which is expressed in mature B lymphocytes. In August 2022, Janssen received conditional marketing authorization from the EC for subcu-taneously administered teclistamab, marketed as TECVAYLI, as monotherapy for the treatment of adult patients with relapsed and refractory multiple myeloma. Patients must have received at least three prior therapies, including an immuno-modulatory agent, a proteasome inhibitor, and a CD38 antibody and have demonstrated disease progression on the last therapy. In October 2022, Janssen received U.S. FDA approval of TECVAYLI (teclistamab-cqyv) for the treatment of adult patients with relapsed or refractory multiple myeloma, who previously received four or more prior lines of therapy, including a proteasome inhibitor, immunomodulatory drug and CD38 monoclonal antibody. TECVAYLI is the second therapy created using Genmab’s proprietary DuoBody bispecific tech-nology platform to receive regulatory approval. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TECVAYLI subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collabora-tion with Jansen. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TECVAYLI for the labeled indi-cation and safety information. (teclistamab) TECVAYLI TM

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 38 Approved Medicines Incorporating Genmab’s Innovations and Technology Bispecific Antibody Approved for the Treatment of Relapsed and Refractory Multiple Myeloma • Part of Genmab and Janssen DuoBody research and license agreement • Fourth approved medicine created using Genmab’s proprietary DuoBody technology • Under the agreement with Janssen, Genmab is eligible to receive milestones and receives royalties on net sales of TALVEY In July 2012, Genmab entered into a collab-oration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently discovered and developed by Janssen is talquetamab, a bispecific antibody that targets CD3, which is expressed on T-cells and G protein-coupled receptor, family C, group 5, member D (GPRC5D), an orphan receptor expressed in malignant plasma cells. In August 2023, Janssen received accelerated approval from the U.S. FDA for subcutaneously administered talquetamab-tgvs, marketed as TALVEY, for the treatment of adult patients with relapsed or refractory multiple myeloma who have received at least four prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and a CD38 antibody. Subsequently Janssen received conditional marketing authorization from the EC for TALVEY for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and a CD38 antibody, and have demon-strated disease progression on the last therapy. TALVEY is the fourth therapy created using Genmab’s proprietary DuoBody bispecific tech-nology platform to receive regulatory approval. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives a mid-single digit royalty on net sales of TALVEY subject to a reduction of such royalty payments in countries and territories where there are no relevant patents, among other reductions. Please refer to Note 5.6 of the financial statements for further details regarding the DuoBody collabora-tion with Jansen. Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for TALVEY for the labeled indica-tion and safety information.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 39 Antibodies are Y-shaped proteins that play a central role in immunity against bacteria and viruses (also known as pathogens). As we develop immunity, our bodies generate anti-bodies that bind to pathogen structures (known as antigens), which are specific to the pathogen. Once bound, the antibodies attract other parts of the immune system to eliminate the pathogen. In modern medicine, we have learned how to create and develop specific antibodies against antigens associated with diseased human cells for use in the treatment of diseases such as cancer and autoimmune disease. Genmab uses several types of technologies to create antibodies to treat disease and has developed proprietary antibody technologies including the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms. Information about these technolo-gies can be found in the following sections and at www.genmab.com/research-innovation/ antibody-technology-platforms/. We also use or license several other technolo-gies to generate diverse libraries of high-quality, functional antibodies. In addition, we use or license technologies to increase the potency of some of our antibody therapeutics on a prod-uct-by-product basis, including ADCs. ADCs are antibodies with potent cytotoxic agents coupled to them. By using antibodies that recognize specific targets on tumor cells, these cytotoxic agents are preferentially delivered to the tumor cells. Antibody Technologies Our Proprietary Technology Platform Suite Platform Principle Applications DuoBody Bispecific antibodies Dual-targeting: • Recruitment (e.g., T cells) • Tumor heterogeneity HexaBody Target-mediated enhanced hexamerization Enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis DuoHexaBody Bispecific antibodies with target-mediated enhanced hexamerization Dual-targeting + enhanced potency: • CDC • Target clustering, outside-in signaling, apoptosis HexElect Two co-dependent antibodies with target-mediated enhanced hexamerization Dual-targeting + enhanced potency and selectivity: • Co-dependent unlocking of potency • New target space, previously inaccessible

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 40 Innovative Technology for Bispecific Antibody Therapeutics • Bispecific antibody technology platform • Potential in cancer, autoimmune, infectious, cardiovascular, central nervous system diseases and hemophilia • Commercial collaborations with AbbVie, Janssen and BioNTech among others, plus multiple research collaborations • Multiple regulatory approvals for medicines created using the DuoBody technology platform The DuoBody technology platform is Genmab’s innovative platform for the discovery and devel-opment of bispecific antibodies. Bispecific antibodies bind to two different epitopes (or “docking” sites) either on the same or on different targets (also known as dual-targeting). Dual-targeting may improve binding specificity and enhance therapeutic efficacy or bring two different cells together (for example, engaging a T cell to kill a tumor cell). Bispecific antibodies generated with the DuoBody technology platform can be used for the development of therapeutics for diseases such as cancer, autoimmune, infec-tious, cardiovascular, central nervous system diseases and hemophilia. DuoBody molecules combine the benefits of bispecificity with the strengths of conventional antibodies, which allows DuoBody molecules to be administered and dosed the same way as other antibody thera-peutics. Genmab’s DuoBody technology platform generates bispecific antibodies via a versatile and broadly applicable process that is easily performed at high throughput, standard bench, as well as at commercial manufacturing scale. Genmab uses the DuoBody technology platform to create its own bispecific antibody programs and the technology is also available for licensing. Genmab has numerous alliances for the DuoBody technology platform including commercial collab-orations with AbbVie, Janssen, Novo Nordisk, BioNTech and Immatics. Antibody Technologies The innovative DuoBody technology platform generates bispecific antibodies via a fast, versatile and broadly appli-cable process called controlled Fab-arm exchange. With only minimal protein engineering, the technology allows the binding arms of two distinct monoclonal antibodies to exchange, combining into one stable bispecific antibody, thereby retaining regular immunoglobulin structure and function. The DuoBody technology platform is also highly suitable for high throughput generation, screening and discovery of bispecific antibodies in final therapeutic format. Genmab’s proprietary DuoBody technology platform has been applied to a variety of bispe-cific antibody products in development, both in our own pipeline and in programs being developed by collaboration partners. The tech-nology has been validated by the continued advancement of these investigational medicines through clinical development, including four approved medicines. DuoBody Technology Platform

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 41 DuoBody Collaborations Advancing Our Pipeline AbbVie On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize products including epcoritamab (DuoBody-CD3xCD20), and subsequently into a discovery research collaboration for up to four future differentiated antibody therapeutics for cancer. The companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab is the principal for net sales in the U.S. and Japan and will receive tiered royalties on remaining global sales outside of these territo-ries. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. Under the terms of the agreement, Genmab has the potential to receive regulatory and sales milestone payments, as well as tiered royalties between 22% and 26% on net sales for epcor-itamab outside the U.S. and Japan. Except for these royalty-bearing sales, the parties will share in profit from the sale of epcoritamab on a 50:50 basis. If all four next-generation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs for the discovery research programs up to opt-in. Please refer to Note 5.6 of the financial statements for further details regarding the collaboration with AbbVie. BioNTech In May 2015, Genmab entered an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody-based inves-tigational medicines using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodulatory targets, while Genmab provides proprietary antibodies and access to its DuoBody tech-nology platform. Genmab paid an upfront fee of USD 10 million to BioNTech. If the companies jointly select any antibody-based product candidates for clinical development, devel-opment costs and product ownership will be shared equally going forward. If one of the companies does not wish to move an antibody product forward, the other company is entitled to continue developing it on predetermined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. Genmab and BioNTech currently have two bispecific antibody products in clinical development, acasunlimab (GEN1046/BNT311, DuoBody-PD-L1x41BB) and GEN1042 (BNT312, DuoBody-CD40x41BB). In August 2023 an IND was submitted for an addi-tional bispecific program, GEN1059 (BNT314, DuoBody-EpCAMx4-1BB). Our Innovative Technology in Action Janssen In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody technology platform. Three of the DuoBody-based investigational medicines created under this collaboration, RYBREVANT (amivantamab), TECVAYLI (teclis-tamab) and TALVEY (talquetamab) have received regulatory approval in territories including the U.S. and Europe. Genmab is eligible to receive milestone payments and receives royalties on net sales of each commercialized DuoBody medicine. Please refer to Note 5.6 of the financial state-ments for further details regarding the DuoBody collaboration with Janssen. Novo Nordisk In August 2015, Genmab entered an agreement to grant Novo Nordisk commercial licenses to use the DuoBody technology platform to create and develop bispecific antibody candidates for two therapeutic programs that would target a disease area outside of cancer therapeutics. After an initial period of exclusivity for both target combi-nations, Novo Nordisk extended exclusivity of the commercial license for one target combination in 2018, now in clinical development as Mim8. Under the exclusive license agreement, Genmab is entitled to potential milestones and will be entitled to mid-single digit royalties on sales of Mim8, should it receive regulatory approval. Antibody Technologies

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 42 Collaborations Across the Pharma and Biotech Ecosystem Immatics In July 2018, Genmab entered into a research collaboration and exclusive license agreement with Immatics to discover and develop next-generation bispecific immunotherapies to target multiple cancer indications. Genmab received an exclusive license to three proprietary targets from Immatics, with an option to license up to two additional targets at predetermined economics. Under the terms of the agreement, Genmab paid Immatics an upfront fee of USD 54 million and Immatics is eligible to receive up to USD 550 million in development, regulatory and commercial milestone payments for each antibody product, as well as tiered royalties on net sales. Antibody Technologies HexaBody Technology Platform Creating Differentiated Therapeutics • Enhanced potency antibody technology platform • Broadly applicable technology that builds on natural antibody biology • HexaBody-based investigational medicines in clinical development; HexaBody-CD38 (GEN3014) and HexaBody-CD27 (GEN1053/BNT313) The HexaBody technology platform is a propri-etary Genmab technology that is designed to increase the potency of antibodies. The HexaBody technology platform builds on natural biology and strengthens the natural killing ability of antibodies while retaining regular structure and specificity. The technology allows for the creation of potent therapeutics by inducing antibody hexamer formation (clusters of six antibodies) after binding to their target antigen on the cell surface. We have used the HexaBody technology platform to generate antibodies with enhanced complement-mediated killing, allowing antibodies with limited or absent killing capacity to be transformed into potent, cytotoxic antibodies. In addition to complement-mediated killing, the clustering of membrane receptors by the HexaBody technology platform can lead to subsequent outside-in signaling leading to cell death. The HexaBody technology platform creates opportunities to explore new antibody-based product candidates and repurpose drug candidates unsuccessful in previous clinical trials due to insufficient potency. The HexaBody technology platform is broadly applicable and can be combined with Genmab’s DuoBody technology platform (DuoHexaBody technology platform) as well as other antibody technologies. The technology has the potential to enhance antibody therapeutics for a broad range of applications including cancer and infectious diseases. Genmab is using the HexaBody tech-nology platform for its own antibody programs and the technology is also available for licensing. Two HexaBody-based investigational medicines are currently in clinical development. Genmab entered into an exclusive worldwide license and option agreement with Janssen to develop and commercialize GEN3014 (HexaBody-CD38), a next-generation CD38 monoclonal antibody-based investigational medicine. In 2022, Genmab and BioNTech expanded their global strategic collaboration to include co-development of monospecific antibody candidates leveraging the HexaBody technology. The first antibody in the clinic under this collaboration is GEN1053 (BNT313, HexaBody-CD27). In October 2023 an IND was submitted and approved on November 3, 2023 for an additional HexaBody-based program, GEN1055 (BNT315, HexaBody-OX40).

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 43 Antibody Technologies Combining Dual-Targeting and Enhanced Potency • Antibody technology that combines DuoBody and HexaBody technology platforms • Creates bispecific antibodies with target-mediated enhanced potency The DuoHexaBody technology platform is a proprietary technology that combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. We previously had one investi-gational medicine created with the DuoHexaBody technology platform in the clinic, GEN3009 (DuoHexaBody-CD37). This program was discontinued in the third quarter of 2023 due to a strategic evaluation of GEN3009 within the context of Genmab’s portfolio. The decision was not based on safety or regulatory concerns. Enhancing Selectivity and Potency • Antibody technology platform inspired by the HexaBody technology platform • Combines dual-targeting with enhanced selectivity and potency The HexElect antibody technology platform is Genmab’s newest proprietary antibody tech-nology. This technology combines two HexaBody molecules designed to effectively and selectively hit only those cells that express both targets by making the activity of complexes of HexaBody molecules dependent on their binding to two different targets on the same cell. The HexElect technology platform maximizes efficacy while minimizing possible toxicity, potentially leading to more potent and safer investigational medicines. DuoHexaBody Technology Platform HexElect Technology Platform

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 44 We are committed to being a sustainable, socially responsible biotech company. This commitment is anchored in our vision, core purpose and values, focused for impact through our CSR strategy, and lived every day by our team. It is fundamental to the way we do business. How We Carry Out Our CSR Initiatives We are committed to complying with all laws, codes, and standards applicable to our business and operations. We also prioritize the well-being and vitality of our teams and actively seek to minimize our impact on the environment. We have high ethical standards and aim to conduct business with companies and within countries that share our ethical commitment including our support for the protection of internationally proclaimed human rights. We track trends, benchmark and examine our ESG activities, policies and disclosures on our journey to building a sustainable, socially respon-sible biotech company. We are committed to transparency and continued improvement of our climate disclo-sures. To this end, we support the Task Force on Climate-related Financial Disclosures (TCFD) recommendations as we believe they provide a useful framework to increase transparency on climate-related risks and opportunities. We want to reduce our environmental footprint and aim to provide additional disclosures on climate-related topics in the future as we incorporate the TCFD recommendations into our business. Please refer to “Genmab’s Task Force on Climate-related Financial Disclosures” in this report for more information. We follow the Sustainability Accounting Standards Board (SASB) framework to disclose critical measurements on ESG activities relevant to our business. CSR Governance Our CSR governance is led by the Board of Directors. Our Board of Directors’ Nominating and Corporate Governance Committee oversees our CSR efforts and provides recommendations to the Board on corporate responsibility and sustainability matters. Additionally, the Board of Directors’ Audit and Finance Committee oversees our ESG reporting requirements. Our CSR Committee, which is co-chaired by our CEO and the Senior Vice President of Global Communications and Corporate Affairs, provides direction on CSR strategy and associated policies and ensures we carry out our CSR activities effec-tively and communicate them clearly and openly. Our CSR Global Council and Global Sustainability Working Group help us implement and enhance our CSR strategy, while our newly established Sustainability Task Force supports the collec-tion, assurance and disclosures on ESG-related reporting requirements. Corporate Social Responsibility and Sustainability Commitments

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 45 Corporate Social Responsibility and Sustainability Commitments We are committed to ensuring our actions benefit our direct stakeholders (patients, customers, team members, collaboration partners and shareholders) and society as a whole. To this end, our CSR strategy focuses on four key pillars: Science-Driven Health Innovations for Patients Employee Well-Being and Vitality Ethics and Transparency Environmental and Community Sustainability 1 We use our world-class knowledge in antibody biology and expertise in innovative antibody technology to develop cancer treatments to have a positive impact on society. 2 We care for our employees’ health, well-being, safety and development and promote a collabo-rative culture that fosters passion for innovation, integrity, determination, and respect. 3 We believe that DE&I are fundamental to achieving our vision and are committed to cham-pioning a corporate culture that accepts and promotes uniqueness and empowers each team member to bring their authentic self to work in a safe, open and respectful environment. 4 We operate our business with the utmost integrity, seeking to do the right thing in all aspects of our business and integrate compli-ance, ethics and transparency into our business practices, policies and procedures. 5 We maintain a highly ethical organization, promote our Code of Conduct to employees and engaging with partners and suppliers committed to the same level of ethics in their operations. 6 We aim to reduce our impact on the environment by refining our processes and incorporating best practices into our operations as we strive to reduce our environmental footprint, minimize waste and decrease use of hazardous material. 7 We monitor and evaluate targets for ESG activ-ities, measure our impact and communicate our progress. 8 We engage with and support the communities in which we operate. We have implemented CSR-related policies, procedures and programs to ensure that the value we provide to our stakeholders is long-lasting. We are guided by the following tenets, which support our CSR pillars.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 46 Topic Recommended Disclosures Genmab’s Disclosures Governance Describe the board’s oversight of climate-related risks and opportunities. Our Board of Directors’ Nominating and Corporate Governance Committee oversees our CSR efforts and provides recommendations to the Board on corporate responsibility and sustainability matters. Additionally, the Board Audit and Finance Committee oversees our ESG reporting requirements. Describe management’s role in assessing and managing climate-related risks and opportunities. Our CSR Committee, which is co-chaired by our CEO and the senior vice president of global communications and corporate affairs, provides direction on CSR strategy and associated policies. Our CSR Global Council and Global Sustainability Working Group help us implement and enhance our CSR strategy, while our newly established Sustainability Task Force supports the collection, assurance and disclosures on ESG-related reporting requirements. Strategy Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term. Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy and financial planning. Genmab has conducted scenario analysis on the potential transition and physical risks and opportunities related to climate change, at 1.5—2°C and 4°C of warming, across our value chain, in the short term (2030), and medium/long term (2040/2050). Below is a brief summary of the key potential risks identified: Description of potential risks identified 1.5—2°C, short term: ― Transition risk resulting from emerging certification, regulation and carbon taxation, pricing, and tariffs and related costs of compliance and the switch to low carbon materials and technologies ― Transition risk resulting from increased focus of investors and regulators on ESG performance in investment decision-making, increasingly connecting access to capital and investment to ESG and climate performance ― Transition risk resulting from shift in consumer preferences and talent attraction criteria toward climate and responsibility ― Physical risk of disruption of supply chains due to changes in weather patterns and extreme weather events ― Physical risk resulting from more frequent and severe heat waves, leading to increased cooling costs Description of potential risks identified 1.5—2°C, medium/long term: ― Physical risk of disruption of supply chains and operations due to changes in weather patterns and increase in frequency of extreme weather events ― Physical risk resulting from more frequent and severe heat waves, leading to increased cooling costs ― Physical risk resulting from coastal flooding, potentially disrupting operations and the supply chain Description of potential risks identified 4°C, short term: ― Physical risk of disruption of supply chains, acute limited supply, and increased cost of raw materials due to changes in weather patterns and extreme weather events ― Physical risk resulting from frequent and severe heat waves, leading to increased cooling costs ― Physical risk of disruption of supply chain, operations and distribution, resulting from increased acute flooding Genmab’s Task Force on Climate-related Financial Disclosures

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 47 Topic Recommended Disclosures Genmab’s Disclosures Strategy (continued) Description of potential risks identified 4°C, medium/long term: ― Transition risk resulting from fragmented regulatory efforts to curb runaway climate change through cost of compliance with carbon taxation, pricing, etc. ― Physical risk resulting from acute, severe and frequent extreme weather events, leading to disruption of operations, supply chain and distribution, damage to physical assets and inventory, as well as increase in raw materials cost and insurance costs ― Physical risk resulting from acute and severe heat waves, leading to instability of supply chains, increased energy costs for cooling and loss of inventory ― Physical risk resulting from sea level rise and coastal flooding, leading to disruption of operations and supply chains, damage to physical assets, inventory Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term. Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy and financial planning. Brief summary of the key potential climate related opportunities: Description of potential opportunities identified 1.5–2°C and 4°C: ― Cost savings from the use of new technologies, more energy efficient/low carbon production and distribution ― Cost savings and reduced exposure to resource and water scarcity through, for instance, the use of recycling ― Increase resilience, adaptation and cost savings from efficient and green buildings ― Cost savings and lowered exposure to carbon pricing and other regulations ― Reputational gains with stakeholders and potential employees from focus on climate-related topics Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy and financial planning. Climate-related risks and opportunities identified will be considered and integrated as part of Genmab’s Enterprise Risk Management (ERM) program, financial planning and strategy. To play our part in mitigating the physical impacts of climate change and curbing warming, Genmab will commit to a climate target, to reduce our GHG emissions in line with the Paris Agreement. Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario. Genmab has conducted qualitative climate-related scenario analysis. Four scenarios spanning 1.5–2°C and 4°C of warming were developed based on Intergovernmental Panel on Climate Change, International Energy Agency and other sources, and Genmab’s risks and opportunities across the value chain in the short, medium/long term were assessed. In 2024, Genmab will further assess the resilience of our corporate strategy in these climate-related scenarios. Risk Management Describe the organization’s processes for identifying and assessing climate-related risks. In 2023, Genmab continued its assessment of climate-related risk and scenario analysis to identify key risks and opportunities. The risks have been assessed through internal and external stakeholder workshops and interviews as part of the double materiality assessment conducted in preparation for the upcoming CSRD requirements. Describe the organization’s processes for managing climate-related risks. Climate-related risks identified will be considered as part of our ERM program, and responsibility for monitoring, prevention and mitigation will be cascaded to relevant functions within Genmab. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization’s overall risk management. Genmab’s Task Force on Climate-related Financial Disclosures

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 48 Topic Recommended Disclosures Genmab’s Disclosures Metrics and Targets Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process. Genmab reports on Scope 1, 2 and 3 GHG emissions in line with the GHG Protocol. Genmab will develop metrics related to business continuity and natural disaster recovery. These may include, for instance, suppliers assessed/engaged on climate and climate risk topics, etc. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions and the related risks. Genmab’s Scope 1, 2 and 3 emissions totaled 147,721 tons CO2e in 2022. Emissions reductions will contribute to the mitigation of the transition risk of carbon taxes, pricing and tariffs. 2023 was the first year a full carbon footprint was estimated for Genmab (for the full year 2022). This will serve as a baseline for our climate target. We will continue to improve the quality of our data and we will strive to engage with our suppliers and partners in order to obtain as accurate a carbon footprint as possible, acknowledging that carbon footprint mapping is inherently uncertain. Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets. Genmab intends to achieve a 42% reduction in Scope 1 and Scope 2 greenhouse gas emissions by 2030 compared to a 2021 baseline year, and to reduce Scope 3 emissions by 2030 through supplier engagement and responsible sourcing practices by committing to having at least two thirds of our suppliers by spend covered by Paris Agreement aligned climate targets. We calculated our Scope 1, 2 and 3 emissions (for the full year 2022). In accordance with the global standard for carbon accounting, the GHG Protocol. We will continue to improve the quality of our data and we will strive to engage with our suppliers and partners in order to obtain as accurate a carbon footprint as possible, acknowledging that carbon footprint mapping is inherently uncertain. GHG Emissions 2023 2022 2021 Total Scope 1 emissions (tCO2e) 317 283 341 Total Scope 2 emissions (tCO2e) 238 111 298 Total Scope 3 emissions (tCO2e) * 147,327 Total Scope 1, 2 & 3 emissions (tCO2e) 147,721 Electricity Consumption and Renewables 2023 2022 2021 Electricity consumption (MWh) 3,293 3,127 2,925 Share renewables 76.8% 94.0% 83.0% *Defined Scope 3 emissions for 2023 not yet available. Genmab’s Task Force on Climate-related Financial Disclosures

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 49 As an international company, Genmab has many stake-holders with an interest in how we conduct our business. Continuous engagement with these groups drives our success. Some of Genmab’s key stakeholder groups and the ways we interact with them are highlighted here. Stakeholder Engagement Our Research Collaborators Collaborations across the innovation ecosystem of pharma, biotech and academia help us create innovative next-generation antibody therapeutics and potentially bring them to patients faster. Our methods of engagement vary from co-develop-ment of programs, licensing of our technology platforms, involvement in clinical trials and indi-rectly, through our work with industry groups. Our People The health, well-being, safety, and development of Genmab’s team members is a top priority for the Company. Our talented teams are the cornerstone of our success and fundamental to achieving our 2030 Vision. Genmab aims to foster individual empowerment and development and allows people to transform their skills into real value for patients. Patient Advocacy Organizations With our first medicines on the market, we have an obligation to engage with patient advocates to ensure we are providing as much support as possible to patients in need. We actively engage patient advocacy groups, both to provide our financial support for their efforts and programs and also to collaborate on educational events with the Genmab team. Our Communities As part of Genmab’s ongoing commitment to CSR, we aim to contribute to and ensure the vibrancy and sustainability of the communities where our team members live and work. Our Shareholders and Investors Genmab has a diverse shareholder base with investors from across a spectrum of size and location. The support of Genmab’s investors is essential to the success of the Company as we grow into a fully integrated biotech innova-tion powerhouse. More information on Genmab’s stakeholder engagement may be found in our 2023 Corporate Responsibility Report on the Company’s website (https://ir.genmab.com/static-files/ c0341966-2b12-4013-ad8b-e21aeb167f1c).

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 50 Employees are Genmab’s most important resource, and we strive to attract and retain the most qualified people to fulfill our core purpose. Genmab’s goal is to develop and retain value in our own products which could one day transform the treatment of cancer and other serious diseases. At Genmab, our values inspire team members in their everyday work. Teamwork and respect are central to Genmab’s culture, and we therefore ensure an inclusive, open and supportive professional work envi-ronment across our international locations. We believe that fostering workplace diversity across social, educational, cultural, national, age and gender lines is a prerequisite for the continued success of the Company. We are committed to diversity at all levels of the Company and strive to recruit employees with the right skills and compe-tencies, regardless of gender, age, ethnicity and other differences. Skills, knowledge, experience and employee motivation are essential to Genmab as a biotech company. The ability to organize our highly skilled and very experienced colleagues at all levels of the organization into interactive teams is a key factor in achieving our goals and ensuring Genmab’s success. Human Capital Management Gender Representation in Management As of December 31, 2023, the proportion of female managers in the Genmab Group at director level and above increased to 52%. However, looking exclusively at the 19 managers identified in the Other Management Levels of Genmab A/S, as defined in the Danish Financial Statements Act section 99b, the share of female managers was 37% (7 persons) and the share of male managers was 63% (12 persons). For further details regarding the gender composition in the Genmab Group, please see Key Employee Information table. As Genmab A/S currently does not have an equal share of men and women in the Other Management Levels, the Board of Directors has committed to a target ratio of 40% female and 60% male in the Other Management Levels by 2025, or the ratio that comes closest to this target and which still constitutes an equal gender composition in accordance with the guidelines from the Danish Business Authority. To pursue the fulfillment of the set target and to continue working towards and maintaining diversity and equal opportunities for employees at all management levels in the Genmab Group, Genmab has implemented several initiatives related to, among other things, recruitment, employment terms and talent development. Genmab also offers participation in internal net-work groups and focuses on raising awareness of bias throughout the organization by conducting regular internal training. Taking into account these initiatives and the existing composition of the Other Management Levels, the target is expected to be met by 2025. Genmab’s Values We are ‘One Genmab’ We respect and celebrate our differences while working as One Team Rooted in Science We hypothesize and experiment to seek innovative solutions, no matter our role Patients Come First We are committed to making a positive impact for patients Act with Courage We speak up, empower each other, and embrace change and growth As of December 31, 2023, at the Board of Directors level, the 6 shareholder-elected board members are evenly split between 50% male (3 persons) and 50% female (3 persons) which constitutes equal gender representation in accordance with the guidelines from the Danish Business Authority. It is the Board of Directors’ aim to maintain an equitable gender representation in the Board of Directors. Please refer to Genmab’s Corporate Responsibility Report for disclosure of sections 99a, 99d and 107d of the Danish Financial Statements Act (https://ir.genmab.com/static-files/ c0341966-2b12-4013-ad8b-e21aeb167f1c). Key Employee Information Male/Female Ratios 2023 2022 Male Female Male Female Genmab Group 42% 58% 42% 58% Director level and above 48% 52% 49% 51% Below director level 39% 61% 37% 63% Annual promotions1 42% 58% 40% 60% Other Employee Information 2023 2022 FTE at the end of the year 2,204 1,660 Research and development FTE 1,541 1,193 Selling, general and administrative FTE 663 467 FTE in Denmark at the end of the year 465 385 FTE in the Netherlands at the end of the year 712 575 FTE in the U.S. at the end of the year 887 642 FTE in Japan at the end of the year 140 58 Employee turnover2 6% 7% Employee absence3 3% 2% 1. Annual promotions are calculated as FTE promotions occurring during the respective years. 2. Employee turnover percentage is calculated by the FTE voluntarily leaving since the beginning of the year divided by the average FTE. 3. The rate of absence is measured as absence due to the employee’s own illness, pregnancy-related sick leave and occupational injuries or illnesses compared with a regional standard average of working days in the year, adjusted for holidays.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 51 Financial Review “In 2023, we delivered on our priorities: successfully launching in the U.S. and Japan, advancing our mid/late stage pipeline, and scaling our discovery engine, accelerating our path towards our long-term strategic goals.” Anthony Pagano Executive Vice President and Chief Financial Officer

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 52 The financial statements are prepared on a consolidated basis for Genmab A/S (parent company) and its subsidiaries. The Genmab financial statements are published in Danish Kroner (DKK). The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”. Result for the Year Guidance and Result for 2023 (DKK million) Latest Guidance Actual Revenue 15,900–16,500 16,474 Operating expenses (10,600)–(10,900) (10,927) Operating profit 4,800–5,750 5,321 Actual revenue, operating expenses and operating profit were in line with the latest guidance published on November 7, 2023. Revenue Genmab’s revenue was DKK 16,474 million in 2023 compared to DKK 14,505 million in 2022. The increase of DKK 1,969 million, or 14%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, partly offset by milestones achieved in 2022 under our collaboration with AbbVie. EPKINLY net product sales, driven by a strong product launch, also contributed to increased revenue in 2023. Genmab’s revenue was DKK 14,505 million in 2022 compared to DKK 8,417 million in 2021. The increase of DKK 6,088 million, or 72%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our collaborations with Janssen and Novartis, respectively, due to higher net sales and higher average exchange rate between the USD and DKK, and milestones achieved in 2022 under our collaboration with AbbVie. (DKK million) 2023 2022 2021 Royalties 13,705 83% 11,582 80% 6,912 82% Reimbursement Revenue 864 5% 818 6% 531 6% Milestone Revenue 1,177 7% 1,767 12% 954 12% License Revenue – – 6 0% – – Collaboration Revenue 307 2% 332 2% 20 0% Net Product Sales 421 3% – – – – Total revenue 16,474 100% 14,505 100% 8,417 100% Royalties Royalty revenue amounted to DKK 13,705 million in 2023 compared to DKK 11,582 million in 2022. The increase of DKK 2,123 million, or 18%, was primarily driven by higher DARZALEX and Kesimpta royalties achieved under our daratumumab collaboration with Janssen and ofatumumab collaboration with Novartis, respec-tively, partly offset by negative foreign exchange rate impacts due to a lower average exchange rate between the USD and DKK. The table below summarizes Genmab’s royalty revenue by product. Royalty revenue amounted to DKK 11,582 million in 2022 compared to DKK 6,912 million in 2021. The increase of DKK 4,670 million, or 68%, was primarily driven by higher DARZALEX, Kesimpta and TEPEZZA royalties achieved under our daratumumab collaboration with Janssen, ofatumumab collaboration with Novartis, and teprotumumab collaboration with Roche, respec-tively. The following table summarizes Genmab’s royalty revenue by product. (DKK million) 2023 2022 2021 DARZALEX 11,265 9,966 6,070 Kesimpta 1,494 779 235 TEPEZZA 704 796 593 Other 242 41 14 Total royalties 13,705 11,582 6,912 Net sales of DARZALEX by Janssen were USD 9,744 million in 2023 compared to USD 7,977 million in 2022 and USD 6,023 million in 2021. The increase from 2022 to 2023 of USD 1,767 million, or 22%, was driven by share gains in all regions. The increase from 2021 Financial Review

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 53 to 2022 of USD 1,954 million, or 32%, was driven by share gains, continued strong market growth and uptake of the DARZALEX SC product. Royalty revenue on net sales of DARZALEXwas DKK 11,265 million in 2023 compared to DKK 9,966 million in 2022 and DKK 6,070 million in 2021, an increase of DKK 1,299 million from 2022 to 2023, and DKK 3,896 million from 2021 to 2022. The percentage increase in royalties of 13% from 2022 to 2023 is lower than the percentage increase in the underlying net sales primarily due to a lower average exchange rate between the USD and DKK in 2023, other foreign exchange impacts, the increase in Genmab’s Halozyme royalty reductions in connection with the increase in SC product net sales and an increase in royalty reductions on net sales in countries and territories where there are no Genmab patents. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, net sales for non-U.S. denominated currencies are trans-lated to U.S. dollars at a specific annual Currency Hedge Rate. This contractual agreement is the driver for the other foreign exchange rate impacts discussed above, which were significantly more favorable in 2022 compared to 2023. The percentage increase in royalties of 64% from 2021 to 2022 is higher than the percentage increase in the underlying net sales primarily due to the higher average exchange rate between the USD and DKK, other positive foreign exchange rate impacts, and a higher effective royalty rate for 2022, partly offset by the increase in Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales as well as an increase in royalty reductions on net sales in countries and territories where there are no Genmab patents. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated curren-cies are translated to U.S. dollars at a specified annual Currency Hedge Rate. This contractual arrangement is the driver for the other foreign exchange impacts discussed above. Net sales of Kesimpta by Novartis were USD 2,171 million in 2023 compared to USD 1,092 million in 2022 and USD 372 million in 2021. The increase of USD 1,079 million from 2022 to 2023, or 99%, was primarily driven by increased demand, strong access, and a one-time positive revenue adjustment in Europe. The increase of USD 720 million from 2021 to 2022 was driven by strong launch uptake, access and increased demand. Royalty revenue on net sales of Kesimpta was DKK 1,494 million in 2023 compared to DKK 779 million in 2022, an increase of DKK 715 million, or 92%. Royalty revenue on net sales of Kesimpta was DKK 779 million in 2022 compared to DKK 235 million in 2021, an increase of DKK 544 million. Royalty revenue on net sales of TEPEZZA was DKK 704 million in 2023 compared to DKK 796 million in 2022 and DKK 593 million in 2021, a decrease of DKK 92 million, or 12% from 2022 to 2023 and an increase of DKK 203 million, or 34% from 2021 to 2022. TEPEZZA net sales in the first quarter of 2021 were negatively impacted by a U.S. government-mandated COVID-19 production interruption. Other royalties consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY. Janssen was granted U.S. FDA approval for RYBREVANT during the second quarter of 2021, and Genmab subsequently started recognizing royalties on net sales of RYBREVANT. Royalties were not material for 2023, 2022 or 2021. Janssen was granted approval for TECVAYLI for the treatment of relapsed or refractory multiple myeloma during the third quarter of 2022 in Europe and in the fourth quarter of 2022 in the U.S. Royalties were not material for 2023 or 2022. During the third quarter of 2023, Janssen was granted approval in the U.S. and in Europe for TALVEY for the treatment of relapsed or refractory multiple myeloma. Royalties were not material for 2023. The EC granted conditional marketing autho-rization for TEPKINLY as a monotherapy for the treatment of adult patients with relapsed or refractory DLBCL after two or more lines of systemic therapy during the third quarter of 2023. Royalties from AbbVie, related to European net sales, were not material for 2023. Royalty revenue fluctuations from period to period are driven by the level of product net sales, foreign currency exchange rate movements and more specifically to DARZALEX, the contrac-tual arrangement related to annual Currency Hedge Rate, Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales and royalty deductions on net sales in countries and territories where there is no patent protection. Reimbursement Revenue Reimbursement revenue, mainly comprised of the reimbursement of certain research and development costs related to the development work under Genmab’s collaboration agreements, amounted to DKK 864 million in 2023 compared to DKK 818 million in 2022 and DKK 531 million in 2021. The increase of DKK 46 million, or 6%, from 2022 to 2023 was primarily driven by higher activities under our collaboration agreements with BioNTech for DuoBody-CD40x4-1BB and acasunlimab. The increase of DKK 287 million, or 54%, from 2021 to 2022 was primarily driven by higher activities under our collaboration agree-ments with BioNTech for HexaBody-CD27 and DuoBody-CD40x4-1BB. Milestone Revenue Milestone revenue was DKK 1,177 million in 2023 compared to DKK 1,767 million in 2022 and DKK 954 million in 2021, a decrease of DKK 590 million, or 33%, from 2022 to 2023, and an increase of DKK 813 million, or 85%, from 2021 to 2022, primarily driven by the following: 2023 milestones: • AbbVie milestone of DKK 348 million (USD 50 million) driven by the first commercial sale of EPKINLY in the U.S., • AbbVie milestone of DKK 205 million (USD 30 million) due to the acceptance of the marketing authorization application (MAA) filing by the EMA of the type II variation for marketing authorization of TEPKINLY, • AbbVie milestone of DKK 176 million (USD 25 million) due to the first commercial sale of TEPKINLY in Europe, and • Janssen milestone of DKK 169 million (USD 25 million) related to the BLA approval in the U.S. for talquetamab. 2022 milestones: • AbbVie milestone of DKK 577 million (USD 80 million) driven by the acceptance of the BLA by the U.S. FDA for epcoritamab, • AbbVie milestone of DKK 444 million (USD 60 million) triggered by the validation of the MAA by the EMA in the EU for epcoritamab, • Janssen milestones of DKK 189 million (USD 25 million) and DKK 112 million (USD 15 million) Financial Review

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 54 for the approval of TECVAYLI for the treatment of relapsed or refractory multiple myeloma in the U.S. and Europe, respectively, and • AbbVie milestone of DKK 153 million (USD 20 million) driven by the initiation, or first patient dosed, of a pivotal trial (Phase 3) in the second indication for epcoritamab. 2021 milestones: • AbbVie milestone of DKK 245 million (USD 40 million) triggered by the first patient dosed in the Phase 3 study of epcoritamab, • DARZALEX FASPRO milestone of DKK 184 million (USD 30 million) driven by the first commercial sale in the U.S. for patients with newly diagnosed AL amyloidosis, • Janssen DuoBody milestone of DKK 152 million (USD 25 million) driven by U.S. FDA approval for RYBREVANT, and • DARZALEX SC milestone of DKK 125 million (USD 20 million) driven by the first commercial sale in the EU for patients with newly diagnosed AL amyloidosis. Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collab-oration agreements. Collaboration Revenue Collaboration revenue, which reflects 50% of gross profit from net sales of Tivdak in the U.S. by Pfizer, was DKK 307 million in 2023 compared to DKK 332 million in 2022 and DKK 20 million in 2021. The decrease of DKK 25 million, or 8%, from 2022 to 2023 was primarily driven by a one-off payment in 2022 from Pfizer of approx-imately USD 15 million (DKK 112 million) which reflects Genmab’s share (50%) of payments received by Pfizer in connection with the sublicense of its rights to develop and commer-cialize tisotumab vedotin in China to Zai Lab Hong Kong, partly offset by an increase in net sales of Tivdak in 2023. The increase of DKK 312 million from 2021 to 2022 was primarily driven by increased sales of Tivdak and also includes the one-off payment described above. Net Product Sales Following the approval of EPKINLY on May 19, 2023 in the U.S. and September 25, 2023 in Japan, Genmab recognized net product sales of DKK 421 million (USD 61 million) through December 31, 2023. As EPKINLY is Genmab’s first commercialized product for which Genmab is recording net product sales, there were no net product sales recognized during 2022. Refer to Note 2.1 for further details about revenue. Cost of Product Sales Following the approval of EPKINLY in the U.S. and Japan in 2023, Genmab recognized cost of product sales of DKK 226 million through December 31, 2023. Cost of product sales related to EPKINLY sales is primarily comprised of prof-it-sharing amounts payable to AbbVie of DKK 195 million as well as product costs. There were no cost of product sales recognized during 2022. Operating Expenses Genmab’s operating expenses increased by DKK 2,689 million, or 33%, from DKK 8,238 million in 2022 to DKK 10,927 million in 2023, and increased by DKK 2,774 million, or 51%, from DKK 5,464 million in 2021 to DKK 8,238 million in 2022. Research and Development Expenses Research and development expenses amounted to DKK 7,630 million in 2023 compared to DKK 5,562 million in 2022 and DKK 4,181 million in 2021. The increase from 2022 to 2023 of DKK 2,068 million, or 37%, was driven by the increased and accelerated advancement of epcoritamab under our collaboration with AbbVie, advancement of acasunlimab and DuoBody-CD40x4-1BB under our collaboration with BioNTech, further progression of pipeline products, and the increase in team members to support the continued expansion of our product portfolio. The increase from 2021 to 2022 of DKK 1,381 million, or 33% was driven by the continued advancement of our product pipeline including epcor-itamab under our collaboration with AbbVie, and DuoBody-CD40x4-1BB under our collaboration with BioNTech, and the increase in team members to support the expansion of our product pipeline. Research and development costs accounted for 70% of the total operating expenses in 2023 compared to 68% in 2022 and 77% in 2021. The following table provides information regarding our research and development expenses for 2023 as compared to 2022 and 2021. (DKK million) 2023 2022 2021 Percentage Change 2023/2022 Percentage Change 2022/2021 Research1 1,507 1,222 958 23% 28% Development and contract manufacturing2 2,324 1,556 1,374 49% 13% Clinical3 3,282 2,059 1,360 59% 51% Upfront payments4 3 155 61 (98)% 154% Other5 514 570 428 (10)% 33% Total research and development expenses 7,630 5,562 4,181 37% 33% 1. Research expenses include, among other things, personnel, occupancy and laboratory expenses, technology access fees associated with identification of new monoclonal antibodies (mAbs), expenses associated with the development of new proprietary technologies and research activities associated with our product candidates, such as in vitro and in vivo studies, translational research, and IND enabling toxicology studies. 2. Development and contract manufacturing expenses include personnel and occupancy expenses, external contract manufacturing costs for the scaleup and pre-approval manufacturing of drug product used in research and our clinical trials, costs for drug product supplied to our collaborators, costs related to preparation for the production of process validation batches to be used in potential future regulatory submissions, quality control and assurance activities, and storage and shipment of our product candidates. 3. Clinical expenses include personnel, travel, occupancy costs, and external clinical trial costs including contract research organizations (CROs), investigator fees, clinical site fees, contractors and regulatory activities associated with conducting human clinical trials. Financial Review

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 55 4. Upfront payments include payments made to third parties upon entering into R&D license and collabo-ration agreements. 5. Other research and development expenses primarily include share-based compensation, depreciation, amortization and impairment expenses. The following table shows third-party costs incurred for research, contract manufacturing of our product candidates and clinical and regulatory services for 2023 as compared to 2022 and 2021. The table also presents unallocated costs and overhead consisting of third-party costs for our preclinical stage programs, personnel, facilities and other indirect costs not directly charged to development programs. (DKK million) 2023 2022 2021 Percentage Change 2023/2022 Percentage Change 2022/2021 Epcoritamab 1,323 801 499 65% 61% Tisotumab vedotin 285 319 365 (11)% (13)% Acasunlimab 553 369 371 50% (1)% DuoBody-CD40x4-1BB 409 242 135 69% 79% Other clinical stage programs 743 393 207 89% 90% Total third-party costs for clinical stage programs 3,313 2,124 1,577 56% 35% Preclinical projects 1,132 830 779 36% 7% Upfront payments 3 155 61 (98)% 154% Personnel, unallocated costs and overhead 3,182 2,453 1,764 30% 39% Total research and development expenses 7,630 5,562 4,181 37% 33% Third-party costs for epcoritamab increased by DKK 522 million, or 65%, in 2023 as compared to 2022, primarily due to the advancement and acceleration of the epcoritamab program under Genmab’s collaboration with AbbVie. Third-party costs for epcoritamab increased by DKK 302 million, or 61%, in 2022 as compared to 2021, primarily due to the advancement of the program to late-stage development under Genmab’s collaboration with AbbVie. Third-party costs for tisotumab vedotin decreased by DKK 34 million, or 11%, in 2023 as compared to 2022, primarily due to the completion of certain clinical study activities in 2023. Third-party costs for tisotumab vedotin decreased by DKK 46 million, or 13%, in 2022 as compared to 2021, primarily due to the comple-tion of some clinical studies in 2022. Third-party costs for acasunlimab increased by DKK 184 million, or 50%, in 2023 as compared to 2022, primarily due to the continued advance-ment and expansion of the program under Genmab’s collaboration with BioNTech. Third-party costs for acasunlimab remained flat in 2022 compared to 2021 as development of this program progressed. Third-party costs for DuoBody-CD40x4-1BB increased by DKK 167 million, or 69%, in 2023 as compared to 2022, primarily due to the continued advancement and expansion of the program under Genmab’s collaboration with BioNTech. Third-party costs for DuoBody-CD40x4-1BB increased by DKK 107 million, or 79%, in 2022 as compared to 2021, primarily due to the continued advancement and expansion of the program under Genmab’s collaboration with BioNTech. Third-party costs for Genmab’s other clinical stage programs increased by DKK 350 million, or 89%, in 2023 as compared to 2022, primarily related to advancements of DuoBody-CD3xB7H4 and DuoBody-CD3xCD30 in 2023. Third-party costs for Genmab’s other clinical stage programs increased by DKK 186 million, or 90%, in 2022 as compared to 2021, primarily related to HexaBody-CD27, DuoBody-CD3xB7H4 and GEN1056 entering the clinical stage in 2022. Research and development expenses related to our preclinical projects increased by DKK 302 mil-lion, or 36%, in 2023 as compared to 2022, driven by the continued investment in new and existing preclinical programs. INDs were submitted for HexaBody-OX40 and DuoBody-EpCAMx4-1BB in 2023, which are being co-developed by Genmab and BioNTech. Research and develop-ment expenses related to our preclinical projects increased by DKK 51 million, or 7%, in 2022 as compared to 2021, driven by the continued investment in and number of preclinical programs. Upfront payments decreased by DKK 152 million, or 98%, in 2023 as compared to 2022, driven by a decrease in the number of R&D license payments in 2023 as compared to 2022. Upfront payments increased by DKK 94 million, or 154%, driven by an increase in the number of R&D license payments in 2022 as compared to 2021. Personnel, unallocated costs and overhead increased by DKK 729 million, or 30%, in 2023 as compared to 2022, primarily due to an increase in staffing levels and the expansion of our facil-ities to accommodate our growth. Our research and development FTEs increased from 1,193 at the end of 2022 to 1,541 at the end of 2023. Personnel, unallocated costs and overhead increased by DKK 689 million, or 39%, in 2022 as compared to 2021, primarily due to an increase in staffing levels and the expansion of our facilities to accommodate our growth. Our research and development FTEs increased from 927 at the end of 2021 to 1,193 at the end of 2022. Selling, General and Administrative Expenses Selling, general and administrative expenses were DKK 3,297 million in 2023 compared to DKK 2,676 million in 2022 and DKK 1,283 million in 2021. The increase from 2022 to 2023 of DKK 621 million, or 23%, was driven by the continued expansion of Genmab’s commercialization capa-bilities through the increase in team members to support the launch of EPKINLY in the U.S. and Japan in 2023, and the investment in Genmab’s broader organizational capabilities. The increase from 2021 to 2022 of DKK 1,393 million, or 109%, was driven by the increase in team members to support Tivdak post launch, continued expansion of Genmab’s commercial-ization capabilities in support of future launches Financial Review

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 56 including the potential launch of epcoritamab, and investment in broader organizational infra-structure, including our technology portfolio. DKK 1,541 million, or 47% of selling, general and administrative expenses in 2023, was related to compensation of Genmab team members involved in selling, general and administrative activities, as compared to DKK 1,065 million, or 40% in 2022 and DKK 529 million, or 41% in 2021. Selling, general and administrative expenses accounted for 30% of the total operating expenses in 2023 compared to 32% in 2022 and 23% in 2021. Operating Profit Operating profit was DKK 5,321 million in 2023 compared to DKK 6,267 million in 2022, a decrease of DKK 946 million, or 15%. Operating profit was DKK 6,267 million in 2022 compared to DKK 2,953 million in 2021, an increase of DKK 3,314 million, or 112%. Net Financial Items Net financial items were comprised of the following: (DKK million) 2023 2022 2021 Financial income: Interest and other financial income 939 324 197 Gain on marketable securities, net 319 – – Foreign exchange rate gain, net – 1,034 1,470 Total financial income 1,258 1,358 1,667 Financial expenses: Interest and other financial expenses (27) (21) (13) Loss on marketable securities, net – (361) (246) Loss on other investments, net (26) (298) (443) Foreign exchange rate loss, net (889) – – Total financial expenses (942) (680) (702) Net financial items 316 678 965 Interest Income Interest income was DKK 939 million in 2023 compared to DKK 324 million in 2022. The increase of DKK 615 million, or 190%, was primarily driven by higher effective interest rates in the U.S., Europe and Denmark. Foreign Exchange Rate Gains and Losses Foreign exchange rate losses, net of DKK 889 million in 2023 compared to foreign exchange rate gains, net of DKK 1,034 million in 2022 and DKK 1,470 million in 2021 were primarily driven by foreign exchange movements impacting Genmab’s USD denominated marketable securities and cash and cash equivalents; in particular, the USD/DKK foreign exchange rates were as follows for each period: December 31, 2023 December 31, 2022 December 31, 2021 USD/DKK Foreign Exchange Rates 6.7447 6.9722 6.5612 % Increase/(Decrease) (3)% 6% 8% Marketable Securities Gains and Losses Gain on marketable securities, net was DKK 319 million in 2023 compared to loss on market-able securities, net of DKK 361 million in 2022. The increase of DKK 680 million, or 188%, was primarily driven by interest rate outlooks for the U.S. and Europe. Other Investments Loss on other investments, net was DKK 26 million in 2023, DKK 298 million in 2022 and DKK 443 million in 2021. The losses in the respective periods are primarily driven by the change in fair value of Genmab’s investment in common shares of CureVac. Refer to Notes 4.2 and 4.5 for further details regarding foreign currency risk and net financial items, respectively. Financial Review

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 57 Corporate Tax Corporate tax expense was DKK 1,285 million in 2023 compared to DKK 1,493 million in 2022 and DKK 961 million in 2021. The changes in corporate tax expenses for the periods was primarily the result of Genmab’s level of net profit before tax in each period. Genmab’s estimated annual effective tax rate was 22.8% in 2023 compared to 21.5% in 2022 and 24.5% in 2021. The increase from 2022 to 2023 in Genmab’s effective tax rate was mainly driven by the increase of unrecognized deferred tax assets. The decrease from 2021 to 2022 in Genmab’s effective tax rate was mainly driven by the ability to offset current taxable income through the deduction of capitalized R&D costs in the Netherlands and utilization of U.S. net operating loss carryforwards. Refer to Note 2.4 for additional information regarding the corporate tax and deferred tax assets including management’s significant judgements and estimates. Net Profit Net profit for 2023 was DKK 4,352 million compared to DKK 5,452 million in 2022 and DKK 2,957 million in 2021. The changes in net profit for the periods were driven by the items described above. Liquidity and Capital Resources December 31, (DKK million) 2023 2022 Marketable securities 13,268 12,431 Cash and cash equivalents 14,867 9,893 Shareholders’ equity 31,610 27,282 As of December 31, 2023, cash and cash equiv-alents and marketable securities denominated in USD represented 90% of Genmab’s total cash and cash equivalents and marketable securities compared to 86% as of December 31, 2022. Marketable securities are invested in highly secure and liquid investments with short effective maturities. As of December 31, 2023, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term rated A-1 / P-1 by S&P, Moody’s or Fitch compared to 75% as of December 31, 2022. As of December 31, 2023, DKK 14,867 million, as compared to DKK 9,893 million as of December 31, 2022, was held as cash and cash equivalents, and DKK 13,268 million, as compared to DKK 12,431 million as of December 31, 2022, was held as liquid investments in short-term government and other debt instruments. Cash and cash equivalents included short-term marketable securities of DKK 1,353 million at the end of December 2023, compared to DKK 594 million at the end of December 2022. In accordance with Genmab’s accounting policy, securities purchased with a maturity of less than 90 days at the date of acquisition are classified as cash and cash equivalents. Genmab requires cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since inception, including through December 31, 2023, primarily with royalty and milestone payments from our partners, upfront payments and equity financing. Genmab expects to continue to fund a significant portion of our development costs for proprietary product candidates as well as commercialization activities with cash received from royalties and milestone payments from partners, and net sales of Genmab products. Genmab’s expenditures on current and future preclinical and clinical development programs are subject to numerous uncertainties in timing and cost to completion. In order to advance our product candidates toward commercialization, the product candidates are tested in numerous preclinical safety, toxicology and efficacy studies. Genmab then conducts clinical trials for those product candidates that take several years or more to complete. The length of time varies substantially based upon the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including: the number of patients required in the clinical trials; the length of time required to enroll trial participants; the number and location of sites included in the trials; the costs of producing supplies of the product candidates needed for clinical trials and regulatory submissions; the safety and efficacy profile of the product candidate; the use of CROs to assist with the management of the trials; and the costs and timing of, and the ability to secure, regulatory approvals. Genmab’s expenses also fluctuate from period to period based on the degree of activities with collaborative partners, timing of manufacturing campaigns, numbers of patients enrolled in clinical trials and the outcome of each clinical trial event. As a result, Genmab is unable to determine with any degree of certainty the antici-pated completion dates, duration and completion costs of research and development projects, or when and to what extent Genmab will receive cash inflows from the commercialization and sale of any product candidates. Genmab also cannot predict the actual amount or timing of future royalties and milestone payments, and these may differ from estimates. Genmab expects to increase operating expendi-tures and make additional capital outlays over the next several years as Genmab hires additional employees, supports preclinical development, manufacturing, clinical trial activities, product collaborations and commercialization activities. As spending increases on research, develop-ment and commercialization activities related to product collaborations, Genmab may be required to make certain capital outlays against which Genmab expects to receive reimbursement to the extent the outlay exceeds Genmab’s share under the applicable collaboration agreement. Genmab expects that the time-lag between the expenditure by Genmab, and the reimbursement by a partner of its relevant share, may increase Genmab’s working capital needs. To the extent Genmab’s capital resources are insufficient to meet future capital requirements, Genmab will need to finance operating requirements and other cash needs through public or private equity offerings, debt financings, or additional corporate collaboration and licensing arrangements. Refer to Notes 4.2 and 4.4 for additional information regarding our financial risks and marketable securities, respectively. Financial Review

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 58 Cash Flows The following table provides information regarding Genmab’s cash flow for 2023, 2022 and 2021. Cash Flow (DKK million) 2023 2022 2021 Cash provided by operating activities 7,380 3,912 2,228 Cash (used in) investing activities (1,282) (2,761) (961) Cash (used in) financing activities (606) (789) (420) Increase in cash and cash equivalents 5,492 362 847 Exchange rate adjustments (518) 574 850 Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities increased in 2023 compared to 2022 primarily driven by significant AbbVie milestones achieved during the fourth quarter of 2022 with related cash received during 2023, cash received for DARZALEX royalties in 2023, and estimated corporate tax payments made in 2023 compared to 2022. Cash provided by operating activities increased in 2022 compared to 2021 primarily driven by an increase in operating profit of DKK 3,314 million, partly offset by AbbVie milestones achieved during the fourth quarter of 2022 that were uncollected at year-end 2022 of DKK 1.1 billion, and an increase in corporate tax payments of DKK 841 million due to higher net profit before tax. Net cash (used in) investing activities primarily reflects differences between the proceeds received from the sale and maturity of our invest-ments and amounts invested, and the cash paid for investments in tangible assets. The decrease from 2022 to 2023 in net cash (used in) investing activities is primarily driven by purchases of marketable securities exceeding sales and matur-ities to a greater extent during 2022 compared to 2023. The increase from 2021 to 2022 in net cash (used in) investing activities is primarily driven by purchases of marketable securities exceeding sales and maturities to a greater extent during 2022 compared to 2021. Net cash (used in) financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The decrease from 2022 to 2023 in net cash (used in) financing activities is primarily driven by cash payments for the purchase of treasury shares of DKK 564 million in 2023 compared to DKK 908 million in 2022. The increase from 2021 to 2022 in cash used in financing activities for the periods is primarily driven by cash payments for the purchase of treasury shares of DKK 908 million in 2022 compared to DKK 447 million in 2021. Exchange rate adjustments represent foreign currency gains or losses on Genmab’s cash and cash equivalents, primarily driven by our cash and cash equivalents holdings denominated in USD. The USD/DKK foreign exchange rate decreased 3% in 2023, increased 6% in 2022 and increased 8% in 2021. Balance Sheet As of December 31, 2023, total assets were DKK 35,289 million, compared to DKK 30,119 million as of December 31, 2022. As of December 31, 2023, assets are mainly comprised of marketable securities of DKK 13,268 million, cash and cash equivalents of DKK 14,867 million, and current receivables of DKK 4,947 million. The receivables consist primarily of amounts related to royalties, milestones, and reimbursement revenue from our collaboration agreements. The credit risk related to our receivables is not significant based on the high-quality nature of Genmab’s collabora-tion partners. Refer to Note 3.6 for additional information regarding receivables. As of December 31, 2023, total liabilities were DKK 3,679 million compared to DKK 2,837 million as of December 31, 2022. The increase in total liabilities of DKK 842 million, or 30%, was primarily driven by an increase in other payables due to accruals related to the expansion of our product pipeline and accrued compensation as a result of team member growth from 2022 to 2023. Shareholders’ equity as of December 31, 2023 was DKK 31,610 million compared to DKK 27,282 million as of December 31, 2022. The increase of DKK 4,328 million, or 16%, was driven primarily by Genmab’s net profit and share-based compensation expense related to the issuance of shares under Genmab’s warrant and RSU programs, partly offset by the purchase of treasury shares during the period. Genmab’s equity ratio was 90% as of December 31, 2023 compared to 91% as of December 31, 2022. Legal Matters—Janssen Binding Arbitrations In September 2020, Genmab commenced arbitra-tion against Janssen with respect to two different provisions of our license agreement for dara-tumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbi-tration denying both of Genmab’s claims. Genmab did not seek review of the award. On June 9, 2022, Genmab commenced a second arbitration against Janssen under the license agreement, in which Genmab sought additional compensation from Janssen with respect to SC daratumumab based on Genmab’s position that the award in favor of Janssen in the first arbitration was premised on that tribunal’s determination that IV daratumumab and SC daratumumab were separate “Licensed Products” as that term is defined in the license agreement. Genmab’s claim in that second arbitration was denied by the tribunal on April 21, 2023 on the ground that it should have been brought in the first arbitration, and the dismissal was affirmed by an appellate arbitrator on January 23, 2024. Financial Review

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Financial Statements Other Information Other Information 59 Genmab has core facilities in four countries that perform research and development activities with clinical trials conducted around the globe. We also have commercial and sales organizations in the U.S. and Japan with manufacturing support activities in Europe. Through our activities, we are exposed to a variety of risks, some of which are inherent in our business and/or beyond our control. These risks may have a significant impact on our business if not properly assessed and controlled. Maintaining a strong control environment, with adequate procedures for iden-tification and assessment of risks and adhering to operational policies designed to reduce such risks to an acceptable level, is essential for the continued evolution of Genmab. It is our policy to identify and reduce the risks derived from our operations and to establish insurance coverage and other enterprise risk reduction and resil-ience mechanisms to mitigate any residual risk, wherever considered practicable. The Audit and Finance Committee of the Board of Directors performs a yearly review of Genmab’s Enterprise Risk Program and relevant insurance coverage to ensure that they are appropriate for Genmab. For further information about the risks and uncertain-ties that Genmab faces, refer to the current Form 20-F filed with the SEC. The use of data, as defined in the Danish Financial Statements Act, both personal and non-personal, is essential to fulfilling Genmab’s core purpose; and Genmab is committed to handling data with integrity and in an ethical and compliant manner considering the impact our actions may have on individuals and society. Genmab has a policy for Data Ethics in compli-ance with Section 99d of the Danish Financial Statements Act in which Genmab adopted the Data Ethics principles of the International Federation of Pharmaceutical Manufacturers & Associations (IFPMA). These principles complement and strengthen already existing Genmab policies and procedures, and they focus on the following areas: 1. Autonomy: Respect individuals’ privacy, protect their rights, and honor confidentiality 2. Transparency: Individuals should be able to understand how their personal data is used 3. Data Quality: The best quality data available should be used to make decisions 4. Fairness and Non-discrimination: Data acquisition should be inclusive, equitable, and seek to support the industry’s mission of responding to the needs of all patients 5. Ethics by Design: Controls to prevent harm and risks to individuals should be built into the design of data architecture and data processing 6. Responsible Data Sharing: Data sharing should be based on processes that actively and consistently consider, prioritize, and protect individual rights 7. Responsibility and Accountability: Data Ethics Principles should be operationalized through effective governance, clear standards, training, monitoring activities, and disciplinary sanctions Genmab will continue to focus on these princi-ples, particularly in the areas of data privacy, DE&I, clinical trials, and the application of new technologies (e.g., Artificial Intelligence and Machine Learning), where policies, processes, and training materials will be aligned with the above-mentioned principles. The Genmab Data Ethics policy and its principles are anchored in the Genmab Code of Conduct as part of the overall Genmab Compliance program. Risk Management

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 60 The following is a summary of Genmab’s key risk areas and how we address and mitigate such risks. Environmental and ethical risks are also covered in Genmab’s statutory report on Corporate Responsibility. Risk related to Risk areas Mitigation Risk trend Business and Products The identification and development of successful products is expensive and includes time-consuming clinical trials with uncertain outcomes and the risk of failure to obtain regulatory approval in one or more jurisdictions. Genmab has a disciplined approach to investment, focusing on areas with the potential to maximize success, including new technologies and formats, scaling up to expand from early- to late-stage development and commercialization. Genmab has established various committees to ensure optimal selection of disease targets and formats of our antibody candidates, and to monitor progress of preclinical and clinical development. We strive to have a well-balanced product pipeline, continuing to search for and identify new product candidates, and closely monitoring the market landscape. Genmab is dependent on the identification and development of new proprietary technologies and access to new third-party technologies. This exposes us to safety issues as well as other failures and setbacks related to use of such new or existing technologies. Genmab continually strives to identify and develop new antibody-based products that harness new antibody technologies, such as the DuoBody, HexaBody, DuoHexaBody and HexElect technology platforms, and gain access to competitive and complementary new third-party technologies such as ADC technology and messenger ribonucleic acid (mRNA) technology. We closely monitor our preclinical programs and clinical trials to mitigate any unforeseen safety issues or other failures, or setbacks was associated with the use of our proprietary technology platforms, ADC technology or mRNA technology. Genmab faces ongoing uncertainty about the successful commercialization of product candidates. This is a result of factors including immense competition on the basis of cost and efficacy as well as rapid technological change, which may result in others discovering, developing or commercializing competing products before and/or more successfully than us. From early in the research phase and throughout development, commercial potential and product commercialization, associated risks are assessed to ensure that final products have the potential to be commercially viable. Genmab attempts to control commercial risks in part by regularly monitoring and evaluating current market conditions, competing products and new technologies, to potentially gain access to new technologies and products that may supplement our pipeline. Genmab also strives to ensure market exclusivity for its own technologies and products by seeking patent protection. Genmab’s near- and mid-term prospects are substantially dependent on continued clinical and commercial success of DARZALEX. DARZALEX is subject to intense competition in the multiple myeloma therapy market. Genmab focuses on its three-pronged strategy of focusing on our core competence, turning science into medicine and building a profitable and successful biotech to develop a broad pipeline of unique best-in-class or first-in-class antibody products with significant commercial potential. In addition, Genmab maintains a strong cash position, disciplined financial management, and a flexible and capital efficient business model to mitigate potential setbacks related to DARZALEX. In 2020, two additional Genmab-created antibody products, Kesimpta and TEPEZZA, were approved by the U.S. FDA. In 2021, 2022, and 2023, respectively, Genmab’s bispecific DuoBody technology was the basis for the DuoBody-based medicines RYBREVANT, TECVAYLI and TALVEY, which were approved by the U.S. FDA and the EC. All of these provide Genmab with additional recurring royalty revenue. Tivdak, Genmab’s first medicine, in development with Pfizer, was approved by the U.S. FDA and product sales of Tivdak commenced in 2021. EPKINLY/TEPKINLY, Genmab’s second medicine, in development with AbbVie, was approved by the U.S. FDA, the Japan MHLW and the EC and product sales of EPKINLY/TEPKINLY commenced in 2023. Genmab has exposure to product liability claims related to the use or misuse of our products and technologies. Product liability claims and/or litigation could materially affect our business and financial position, and Genmab therefore strives to maintain internal processes for the review, approval, and compliant use of promotion materials and also maintains appropriate product liability insurance for our clinical trials and our approved products and other coverage required under applicable laws. Risk Management Risk Level in Relation to Last Year: Unchanged Decreased Increased

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 61 Risk related to Risk areas Mitigation Risk trend Business and Products (continued) Our core research and manufacturing activities are carried out at a limited number of locations. Any event resulting in Genmab’s or our vendors’/suppliers’ inability to operate these facilities could materially disrupt our business. Genmab employs oversight and quality risk management principles. In addition, Genmab follows current Good Laboratory Practices (cGLP) and current Good Manufacturing Practices (cGMP) and requires that our vendors operate with the same standards. Genmab’s quality assurance (QA) department ensures that high-quality standards are set and monitors adherence to these practices. If we are unable to effectively manage Genmab’s fast-paced growth, or maintain our commercialization and other capabilities at adequate levels, our business, financial condition and net profits may be adversely affected. Any business disruption or failure to properly manage growth, maintain capabilities and transformation in a manner that reflects and supports our organizational strategies and priorities, while assuring ethical business practices, prudent risk management, and commercial compliance, could have a material adverse effect on our business, financial condition, results of operations and cash flows. We have experienced rapid growth over the last several years. We anticipate additional growth as our pipeline advances and we continue product commercialization activities. Such growth, including maintaining and enabling R&D, commercialization, and support functions, has placed significant demands on our management and infrastructure, including new operational and financial systems, as well as extending manufacturing and commercial outsource arrangements. Our success will depend in part upon our ability to manage and maintain this growth effectively through leadership, focused prioritization and talent management, to maintain our values-based, collaborative culture. As we continue to grow and evolve, we must continuously improve our operational, commercial, compliance, financial and management practices and controls. Genmab is subject to government regulations on pricing/ public reimbursement as well as other healthcare payer cost-containment initiatives; increased pressures by governmental and third-party payers to reduce healthcare costs. Genmab strives to develop differentiated antibody medicines that bring meaningful impact to patients and health systems and are well-positioned to secure reasonable price reimbursement by government healthcare programs and private health insurers. The impact our science has on patients today and in the future, particularly those with few treatment options, drives the value of our medicines. Genmab’s U.S. Government Affairs & Policy department interacts with U.S. federal and state policymakers to advance policies aimed at improving patients’ lives through access to quality healthcare and innovative science. Genmab’s U.S. Market Access department educates payers on the value of our products and works across the healthcare system to help ensure all appropriate patients gain access to our innovative medicines. Strategic Collaborations Genmab is dependent on existing partnerships with major pharmaceutical or biotech companies to support our business and develop and extend the commercialization of our products. Our business may suffer if our collaboration partners do not devote sufficient resources to our programs and products, do not successfully maintain, defend and enforce their intellectual property rights or do not otherwise have the ability to successfully develop or commercialize our products, independently or in collaboration with others. Our business may also suffer if we are not able to continue our current collaborations or establish new collaborations. Genmab strives to be an attractive and respected collaboration partner, and to pursue a close and open dialogue with our collaboration partners to share ideas and align on best practices and decisions within clinical development and commercial operations to increase the likelihood that we reach our goals. Genmab is primarily dependent on one contract manufacturing organization (CMO) and individual sites at the CMO to produce and supply our product candidates. Genmab is also dependent on clinical research organizations to conduct key aspects of our clinical trials, and on collaboration partners to conduct some of our clinical trials. Genmab oversees outsourcing and partnership relationships to ensure consistency with strategic objectives and service provider compliance with regulatory requirements, resources and performance. This includes assessment of contingency plans, availability of alternative service providers and costs and resources required to switch service providers. We continually evaluate financial solvency and require our suppliers to abide by a code of conduct consistent with Genmab’s Code of Conduct. Risk Management Risk Level in Relation to Last Year: Unchanged Decreased Increased

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 62 Risk related to Risk areas Mitigation Risk trend Regulation, Legislation, and Compliance Genmab is subject to extensive legislative, regulatory and other requirements both during clinical development and commercialization and post-marketing approval, including healthcare, marketing/promotion, fraud and abuse, competition/antitrust laws and regulations, as well as transparency, data protection and other requirements. Genmab is subject to strict disclosure obligations under applicable laws and regulations, including the EU Market Abuse Regulation and the U.S. Inflation Reduction Act (IRA). Being listed on the Nasdaq Global Select Market, we are subject to additional U.S. regulatory requirements, including U.S. securities laws and the U.S. Foreign Corrupt Practices Act, and may become more exposed to U.S. class actions. To ensure compliance with applicable healthcare laws and regulations, Genmab has established a compliance program, including a Code of Conduct that is evaluated periodically and sets high ethical standards on which all colleagues receive regular training. Also, our head of Global Compliance reports directly to the CEO. The data protection area, including policies and guidance for the processing and protection of personal data, is supported by the Company’s Data Protection Officer. To further support compliance with regulatory, legal and other requirements applicable to our business and operations, including current Good Laboratory Practices (cGLP), current Good Clinical Practices (cGCP) and current Good Manufacturing Practices (cGMP), Genmab’s QA department is staying abreast of and adhering to regulatory and legislative changes relevant to quality standards. Genmab has also established relevant procedures and guidelines to ensure transparency with respect to providing timely, adequate and correct information to the market and otherwise complying with applicable securities laws and other legal and regulatory requirements. Genmab has an Internal Audit function that reports to the Audit and Finance Committee of the Board of Directors and administratively reports to the CFO. Legislation, regulations, industry codes and practices, and their application may change from time to time. To prevent unwarranted consequences of new and amended legislation, regulations, etc., Genmab strives to stay current with respect to all applicable legislation, regulations, industry codes and practices by means of its internal compliance function and related governance bodies as well as internal and external legal counsel. Also, internal procedures for review and refinement of contracts are ongoing to ensure contractual consistency and compliance with applicable legislation, regulation, and other standards. Intellectual Property Genmab is dependent on protecting our own intellectual property rights to regain our investments and protect our competitive positions. We may become involved in lawsuits to protect or enforce our patents or other intellectual property which could result in costly litigation and unfavorable outcomes. Claims may be asserted against us that we infringe the intellectual property of third parties, which could result in costly litigation and unfavorable outcomes. Genmab files and prosecutes patent applications to optimally protect its products and technologies. To protect trade secrets and technologies, Genmab maintains strict confidentiality standards and agreements for employees and collaborating parties. Genmab actively monitors third-party patent positions within our relevant fields to avoid violating any third-party patent rights. Finances Genmab may need additional funding. Because Genmab’s future commercial potential and operating profits are hard to predict, Genmab’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advancement of Genmab’s product pipeline and business in general. Genmab is exposed to different kinds of financial risks, including currency exposure and changes in interest rates as well as changes in Danish, U.S. or foreign tax laws or related compliance requirements. Genmab has established financial risk management guidelines to identify and analyze relevant risks, to set appropriate risk limits and controls, and to monitor the risks and adherence to limits. Please refer to Note 4.2 of the financial statements for additional information regarding financial risks. Risk Management Risk Level in Relation to Last Year: Unchanged Decreased Increased

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 63 Risk related to Risk areas Mitigation Risk trend Management and Workforce Genmab may have an inability to attract and retain suitably qualified team members as it continues to grow. To attract and retain our highly skilled team, including the members of Genmab’s Executive Management, Genmab offers competitive remuneration packages, including share-based remuneration. Genmab strives to create a positive and energizing working environment with development and training opportunities for its team members. Genmab has strong core values that nourish high-integrity and ethical behavior, respectful and candid tone and culture, as well as trust and teamwork. Please refer to Note 4.6 of the financial statements for additional information regarding share-based compensation. Cybersecurity Genmab may be subject to malicious cyber attacks, and with the increased use of artificial intelligence within the biopharmaceutical industry, can lead to the theft or leakage of intellectual property, sensitive business data, or personal employee or patient data, with the result of significant business disruptions, monetary loss or fines from authorities, or reputational damage. Genmab has implemented security controls and processes to enhance the identification of potential data/ systems security issues and mitigate the risk of security breaches. Genmab makes use of the National Institute of Standards and Technology (NIST) Cybersecurity Framework and other security standards to define and implement such security controls. Due to the continually changing threat environment, regular assessments are executed to ensure that implemented security controls and processes follow the threat profile of the Company and effectively support Genmab’s ambitious business strategy. The risk of security breaches is regarded as enterprise risk and the Company’s threat profile, the security program and security incidents are presented and discussed in meetings of the Global Compliance and Risk Committee and the Audit and Finance Committee of the Board of Directors. Epidemics, pandemics, or other public health crises Genmab is subject to risks associated with global health crises, epidemics, pandemics and other outbreaks (such incident(s), a health crisis or health crises), including the global outbreak of coronavirus and its variants (COVID-19). Genmab has business continuity plans in place across our global supply chain network to help mitigate the impact of health crises. Climate Genmab’s inability to manage the carbon footprint from our business operations or climate-related events may impact our business operations or that of our third-party partners or suppliers. Genmab has oversight and may manage its carbon footprint Scope 1 and 2 from its business operations. Genmab is committed to tracking the Scope 3 carbon footprint. In 2023, Genmab continued the assessment of its carbon footprint and the implementation of the TCFD recommendations. The Company calculated its Scope 1 and 2 emissions for 2022 in accordance with the global standard for carbon accounting, the GHG Protocol. In 2023 Genmab also completed its 2022 Scope 3 footprint in accordance with the GHG Protocol. Genmab makes use of scenario analysis to evaluate risks and opportunities due to the rapid pace of world climate change. Genmab’s work with climate strategy, carbon reduction targets, climate-related financial risk, relevant prevention and mitigation measures are presented to and reviewed by the Board of Directors biannually. Risk Management Risk Level in Relation to Last Year: Unchanged Decreased Increased

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 64 As an international biotech company dedicated to improving the lives of cancer patients around the world, Genmab operates within a heavily regulated environment that exposes us to an ever-evolving set of risks, some of which are beyond our control. We maintain facilities in four countries, conduct activities in additional areas, and perform an array of essential innovation, research, development, manufacturing activities, commercial operations and support functions, all of which pose risks to our operations and success. Specifically, these operations and activities expose us to risks that include but may not be limited to financial, research and development, regulatory, IT/data/technology, staffing, compliance, legal, and also environmental risks. Enterprise Risk Management Effective ERM starts with strong governance Board of Directors and Audit and Finance Committee Board of Directors delegates ERM/Risk oversight to the Audit and Finance Committee but retains visibility of ERM progress. The Audit and Finance Committee is accountable to ensure management appropriately manages the risks to the business. Executive Management Maintains ultimate ownership of and accountability for management of top risks, enabling proper linkage of risk management to strategic initiatives and business decisions. GCRC Validation of risk identification, prioritization, strategic and tactical ownership of risk mitigation plans and reporting. ERM Framework Routinely gathers risks, evaluates with risk sponsors, prioritizes and reports to the GCRC, Executive Management and Board of Directors, driving risk discussions, and supporting risk sponsors and management in facilitating ERM processes, risk-intel-ligent decision-making and key risk capabilities. Risk Sponsors and Business Champions Manage risks in the normal course of business, executing risk plans/mitigation activities, and moni-toring and reporting key risk information. In order to assure that we are positioned to effectively identify and mitigate the potential impacts of these risks, Genmab has dedicated resources toward enabling its ERM framework under the Global Compliance & Risk function that reports directly to the CEO. In concert with a refreshed Code of Conduct, company policies and procedures, Genmab has chartered a Global Compliance and Risk Governance Committee (GCRC) co-chaired by the CEO and the head of Compliance & Risk. Genmab has also updated its risk model and framework to include enhanced risk oversight, mitigation, governance and reporting, all of which we believe positions us to better manage the risks associated with our business, now and into the future.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 65 Genmab works diligently to improve its guidelines and policies for corporate governance, taking into account the recent trends in international and domestic requirements and recommendations. Genmab’s commitment to corporate governance is based on ethics and integrity and forms the basis of its effort to strengthen the confidence that existing and future shareholders, partners, employees and other stakeholders have in Genmab. The role of shareholders and their interaction with Genmab is important. Genmab believes that open and transparent communication is necessary to maintain the confidence of Genmab’s shareholders and achieves this through company announcements, investor meetings and company presentations. Genmab is committed to providing reliable and transparent information about its business, financial results, development programs and scientific results in a clear and timely manner. All Danish companies listed on the Nasdaq Copenhagen are required to disclose in their annual reports how they address the Recom-mendations for Corporate Governance issued by the Committee on Corporate Governance in December 2020 (the “Recommendations”), applying the “comply-or-explain” principle. Genmab follows the Recommendations, except for one specific sub-area where Genmab’s corporate governance principles differ from the Recommendations: • The Recommendations provide that according to a company’s takeover contingency procedures, the Board of Directors abstains from countering any takeover bids by taking actions that seek to prevent the shareholders from deciding on the takeover bid, without the approval of the general meeting. Genmab does not have such a restriction in its takeover contingency procedures and retains the right in certain circumstances to reject takeover bids without consulting the shareholders. Genmab believes this provides the Board of Directors with the needed flexibility to best respond to takeover bids and to negotiate with bidders; retaining this flexibility helps the Board of Directors meet its objectives in protecting and creating value in the interest of the shareholders. Actions will be determined on a case-by-case basis with due consideration to the interests of the shareholders and other stakeholders. Genmab publishes its statutory report on Corporate Governance for the financial year 2023 cf. Article 107b of the Danish Financial Statements Act (“Lovpligtig redegørelse for virk-somhedsledelse jf. årsregnskabslovens § 107 b”) on the Company’s website, including a detailed description of the Board of Directors’ consider-ation in respect of all the Recommendations. The statutory report on Corporate Governance can be found on Genmab’s website https://ir.genmab. com/corporate-governance. The Board of Directors The Board of Directors plays an active role within Genmab in setting the strategies and goals for Genmab and monitoring its operations and results. Board duties include establishing policies for strategy, accounting, organization and finance and the appointment of Executive Management members. The Board of Directors also assesses Genmab’s capital and share structure and is responsible for approving share issues and the grant of warrants and RSUs. The Board of Directors has established an annual process whereby the Board of Directors’ perfor-mance is assessed through self-evaluation to verify that the Board of Directors is capable of fulfilling its function and responsibilities. When performing these evaluations external assistance is obtained every year. The outcome of the Board of Directors’ 2023 self-assessment was positive with only minor areas for improvement identified. Board Committees To support the Board of Directors in its duties, the Board of Directors has established and appointed a Compensation Committee, an Audit and Finance Committee, a Nominating and Corporate Governance Committee and a Scientific Committee. These committees are charged with reviewing issues pertaining to their respective fields that are due to be considered at Board of Directors’ meetings. Written charters specifying the tasks and responsibilities for each of the committees are available on Genmab’s website www.genmab.com. For more details on the work, composition and evaluation of the Board of Directors and its committees, reference is made to the statutory report on Corporate Governance. Remuneration policy A Remuneration Policy applying to the compen-sation of members of the Board of Directors and the registered Executive Management of Genmab A/S has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act and was most recently consid-ered and adopted by the 2023 Annual General Meeting pursuant to the Danish Companies Act (in Danish “Selskabsloven”). It was subsequently amended by the Board of Directors on August 3, 2023, as a consequence of the amendment of the Nasdaq Stock Market LLC Listing Rules regarding clawback standards. The Remuneration Policy contains an exhaustive description of the remuneration components for members of the Board of Directors and the regis-tered Executive Management and includes the reasons for choosing the individual components Corporate Governance

Genmab 2023 Annual Report Table of Contents Management’s Review Management’s Review Financial Statements Financial Statements Other Information Other Information 66 of the remuneration and a description of the criteria on which the balance between the individual components of the remuneration is based. The latest version, which was amended by the Board of Directors on August 3, 2023, can be downloaded from Genmab’s website https://ir.genmab.com/governance/ compensation#content. Compensation Report In accordance with the Recommendations, Genmab has prepared a compensation report for the financial year 2023 that includes informa-tion on the total remuneration received by each member of the Board of Directors and the regis-tered Executive Management of Genmab A/S for the last three years, including information on the most important content of retention and resigna-tion arrangements and the correlation between the remuneration and company strategy and relevant related goals (the “Compensation Report”). The Compensation Report can be found on Genmab’s website https://ir.genmab.com/static-files/19e270c3-5d7c-434b-a266-c3315e9fb4d6. Change of Control The Danish Financial Statements Act (Section 107a) contains rules relating to listed companies with respect to certain disclosures that may be of interest to the stock market and potential takeover bidders, in particular in relation to disclosure of change of control provisions. In the event of a change of control, change of control clauses are included in some of our collaboration, development and license agreements as well as in service agreements for certain employees. Collaboration, Development and License Agreements Genmab has entered into collaboration, devel-opment and license agreements with external parties, which may be subject to renegotiation in the case of a change of control event as specified in the individual agreements. However, any changes in the agreements are not expected to have significant impact on our financial position. Service Agreements with Executive Management and Employees The service agreements with each registered member of the Executive Management may be terminated by Genmab with no less than 12 months’ notice and by the registered member of the Executive Management with no less than six months’ notice. In the event of a change of control of Genmab, the termination notice due to the registered member of the Executive Management is extended to 24 months. In the event of termi-nation by Genmab (unless for cause) or by a registered member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay a registered member of Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In addition, Genmab has entered into service agreements with a limited number of employees according to which Genmab may become obliged to compensate the employees in connection with a change of control of Genmab. If Genmab, as a result of a change of control, terminates the service agreement without cause or changes the working conditions to the detriment of the employee, the employee shall be entitled to terminate the employment relationship without further cause with one month’s notice in which case Genmab shall pay the employee a compensation equal to one-half, one or two times the employee’s existing annual salary (including benefits). Change of control clauses related to our warrant and RSU programs are outlined in Note 4.6. Share Capital Information on share capital is included in Note 4.7. Unless otherwise provided in the Danish Companies Act, the adoption of any resolution to amend Genmab A/S’ articles of association shall be subject to the affirmative vote of not less than two thirds of the votes cast, as well as of the voting share capital represented at the general meeting. Genmab A/S’ entire articles of association can be found on our website www.genmab.com. Corporate Governance

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 67 Deirdre P. Connelly Female, Hispanic/American, 63 Board Chair (Independent, elected by the General Meeting); Chair of the Nominating and Corporate Governance Committee, Member of the Audit and Finance Committee and the Compensation Committee First elected 2017, current term expires 2024 Special Competencies Deirdre P. Connelly has more than 30 years’ experience as a corporate leader and board member in publicly traded companies with global operations. She has comprehensive knowledge and experience with business turnaround and product development and has successfully directed the launch of more than 20 new pharmaceutical drugs. As a former HR executive, Deirdre P. Connelly also has valuable insight in corporate culture transformation, talent development and managing large organizations. She furthermore has significant experience with the development of governance and ESG responsibilities from various leadership roles and as a board member. Deirdre P. Connelly is former President of U.S. Operations of Eli Lilly and Company and former President, North America Pharmaceuticals for GlaxoSmithKline. Current Board Positions • Member: Lincoln Financial Corporation1 , Macy’s Inc.2 1. Chair of Corporate Governance Committee, Member of Audit Committee 2. Chair of Nominating and Governance Committee, Member of Compensation and Management Development Committee Pernille Erenbjerg Female, Danish, 56 Deputy Board Chair (Independent, elected by the General Meeting); Chair of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee First elected 2015, current term expires 2024 Special Competencies Pernille Erenbjerg has broad executive management and business experience from the telecoms, media and tech industries. She has extensive expertise in operation and strategic transformation of large and complex companies, including digital transformations and digitally based innovation, and has been responsible for major transformation processes in complex organizations including M&A. Pernille Erenbjerg furthermore has significant IT and cybersecurity expertise and ESG experience from various executive and non-ex-ecutive positions. She has a Certified Public Accountant background (no longer practicing) and has a comprehensive all-around back-ground within finance, including extensive exposure to public and private equity and debt investors. Pernille Erenbjerg is former CEO and President of TDC Group A/S. Pernille Erenbjerg is an audit committee financial expert based on her professional experience, including her background within accounting, her service in senior finance leadership at TDC Group A/S and as an audit committee chair or member at other public companies. Current Board Positions • Chair: KK Wind Solutions • Deputy Chair: Millicom1 • Member: RTL Group2, GlobalConnect 1. Chair of Compensation Committee 2. Chair of Audit Committee Anders Gersel Pedersen, M.D., Ph.D. Male, Danish, 72 Board Member (Non-independent, elected by the General Meeting); Chair of the Compensation Committee and Member of the Scientific Committee and the Nominating and Corporate Governance Committee First elected 2003, current term expires 2024 Special Competencies Anders Gersel Pedersen has more than 30 years’ board and manage-ment experience in publicly traded, international pharmaceutical and biotech companies. He has significant knowledge and expertise in discovery and development of the product pipeline from preclinical activities to post-launch marketing studies as well as solid business experience. Anders Gersel Pedersen furthermore has extensive experience with the global pharmaceutical market and has built comprehensive knowledge and insight in governance and the devel-opment of ESG responsibilities from various leadership roles and as a board member. Anders Gersel Pedersen is former Executive Vice President of Research & Development of H. Lundbeck. Current Board Positions • Chair: Aelis Farma S.A.S. • Deputy Chair: Bavarian Nordic A/S1 • Member: Hansa Biopharma AB2, Bond 2 Development GP Limited 1. Member of Finance, Risk and Audit Committee, Member of Science, Technology & Investment Committee 2. Chair of Scientific Committee, Member of Remuneration Committee Board of Directors

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 68 Paolo Paoletti, M.D. Male, Italian/American, 73 Board Member (Independent, elected by the General Meeting); Chair of the Scientific Committee and Member of the Compensation Committee First elected 2015, current term expires 2024 Special Competencies Paolo Paoletti has extensive experience in research, development and commercialization in the pharmaceutical industry, where he has been responsible for the development of several medicines approved globally and the related global commercial strategies. As an executive, he has led cross-functional teams on the develop-ment and registration of medicines and has been responsible for all compliance aspects for the R&D organization. Paolo Paoletti has successfully conducted submissions and approvals of new cancer drugs and new indications in the U.S., in Europe and in Japan. He furthermore has significant experience with governance from various leadership roles and as a board member. Paolo Paoletti is former Vice President of Oncology Clinical Development with Eli Lilly and Company, former President of GSK Oncology with GlaxoSmithKline and former CEO of GAMMADELTA Therapeutics. Current Position, including Managerial Positions • Member of the Investment Committee for Apollo Therapeutics Limited • Scientific Advisor for 3B Future Health Fund Current Board Positions • None Rolf Hoffmann Male, German, 64 Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee First elected 2017, current term expires 2024 Special Competencies Rolf Hoffmann has more than 30 years’ experience in senior manage-ment and as a board member in the life science industry worldwide. He has significant expertise in creating and optimizing commercial opportunities in global markets and has managed companies across multiple continents with multibillion P&L and cross-func-tional accountability. Rolf Hoffmann furthermore has knowledge and experience with governance, compliance and ensuring organi-zational efficiency from various management positions as well as from being a board member. Rolf Hoffmann has held a variety of sales and marketing and executive management positions with Eli Lilly and Company, and is former Senior Vice President, International Commercial Operations and former Senior Vice President, U.S. Commercial Operations with Amgen. Current Position, including Managerial Positions • Adjunct Professor of Strategy and Entrepreneurship at University of North Carolina Business School Current Board Positions • Member: IDT Biologika, Semdor Pharma, Sun Pharmaceutical Industries Ltd. Elizabeth A. O’Farrell Female, American, 59 Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Compensation Committee First elected 2022, current term expires 2024 Special Competencies Elizabeth O’Farrell has solid financial experience from her 25-year career in finance leadership roles and as a board member. During her career, she has led multiple strategy, planning and resource allocation processes in multiple roles and in cross-functional teams. Elizabeth O’Farrell has significant knowledge and expertise with driving paradigm changing contributions within finance and the enterprise through collaboration and influence. In addition to expe-rience at Price Waterhouse and Whipple & Company Corporation, Elizabeth O’Farrell held various executive management positions at Eli Lilly and Company, including as former Chief Procurement Officer. Elizabeth O’Farrell is an audit committee financial expert based on her professional experience, including her service in senior finance leadership positions at Eli Lilly and as an audit committee chair or member at other public companies. Current Board Positions • Chair: PDL BioPharma • Member: LENSAR1 , Geron Corporation1 , Karius1 1. Chair of Audit Committee Board of Directors

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 69 Takahiro Hamatani Male, Japanese, 49 Board Member (Non-independent, elected by the employees) First elected 2022, current term expires 2025 Special Competencies Takahiro Hamatani has over 20 years’ experience in the pharma-ceutical industry in various roles including finance, sales, marketing and corporate strategy. He has extensive expertise in strategic business planning and finance business partnering as well as expe-rience in successful product launches, geographical expansions, and business development deals. Takahiro Hamatani has previously worked in International Operations at Takeda supporting commer-cial operations in North and South America and is a Certified Public Accountant in the U.S. Current Position, including Managerial Positions • Senior Director, Head of Finance Japan at Genmab Martin Schultz Male, Danish, 48 Board Member (Non-independent, elected by the employees) First elected 2022, current term expires 2025 Special Competencies Martin Schultz has broad experience within clinical project manage-ment with a substantial understanding and knowledge of research and development. He furthermore has specific expertise in project management, strategic sourcing, vendor collaboration, contract and budget governance. Current Position, including Managerial Positions • Senior Director, Head of Development Business Partnership & Strategy at Genmab Mijke Zachariasse, Ph.D. Female, Dutch, 50 Board Member (Non-independent, elected by the employees) First elected 2019, current term expires 2025 Special Competencies Mijke Zachariasse has broad experience in people and business management and expertise in building partnerships across sectors, research funding landscape, operational excellence and organiza-tional strategy and change. Current Position, including Managerial Positions • Vice President, Head of Antibody Research Materials at Genmab Board of Directors

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 70 Jan G. J. van de Winkel, Ph.D. Dutch, 62, Male President & Chief Executive Officer Special Competencies Extensive antibody creation and development expertise, broad knowledge of the biotechnology industry and executive management skills. Current Board Positions • Chair: Hookipa Pharma • Member: Leo Pharma Anthony Pagano American, 46, Male Executive Vice President & Chief Financial Officer Special Competencies Significant knowledge and experience in the life sciences industry particularly as it relates to corporate finance, corporate development, stra-tegic planning, general management, treasury, accounting and corporate governance. Judith Klimovsky, M.D. Argentinian (U.S. Citizen), 67, Female Executive Vice President & Chief Development Officer Special Competencies Extensive expertise in oncology drug development from early clinical stages through to marketing approval, experience in clinical practice and leading large teams in pharmaceutical organizations. Anthony Mancini Canadian-Italian (U.S. Citizen), 53, Male Executive Vice President & Chief Operating Officer Special Competencies Significant expertise and experience in the life sciences industry across strategic and operational leadership roles; commercialization & launch, strategic planning, partnerships/alliances, general management, leading large Biopharma P&Ls and organizations. Executive Management

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 71 Tahamtan Ahmadi, M.D., Ph.D. Iranian-German (U.S. Citizen), 51, Male Executive Vice President & Chief Medical Officer, Head of Experimental Medicines Special Competencies Significant expertise in global regulatory and clinical drug development across entire spectrum from pre-IND to life cycle management; drug discovery and translational research. Birgitte Stephensen Danish, 63, Female Executive Vice President, Chief Legal Officer Special Competencies Intellectual property and legal expertise in the pharmaceutical and biotechnology fields. Christopher Cozic American, 46, Male Executive Vice President, Chief People Officer Special Competencies Expertise in strategic leadership, organization design, human resource management, policy development, employee relations, organizational development, and a heavy concentration in all aspects of corporate growth and expansion. Martine J. van Vugt, Ph.D. Dutch, 53, Female Senior Vice President, Corporate Strategy and Planning Special Competencies Extensive knowledge of and experience in Corporate Strategy, Corporate and Business Development, as well as Portfolio, Project and Alliance Management. Current Board Positions Member: Scandion Oncology Executive Management

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 72 Ownership Genmab is dual listed on the Nasdaq Copenhagen and the Nasdaq Global Select Market in the U.S. under the symbol GMAB. Our communication with the capital markets complies with the disclo-sure rules and regulations of these exchanges. As of December 31, 2023, the number of regis-tered shareholders totaled 85,685 shareholders holding a total of 64,924,489 shares, which represented 98% of the total share capital of 66,074,535. The following shareholder is registered in Genmab’s register of shareholders as being the owner of a minimum of 5% of the voting rights or a minimum of 5% of the share capital (one share equals one vote) as of December 31, 2023: • BlackRock, Inc., 50 Hudson Yards, New York, New York 10001, United States of America (6.8%) Shareholders registered in the Company’s shareholder registry may sign up for electronic shareholder communications via Genmab’s investor portal. The investor portal can be accessed at Genmab’s website www.genmab. com/investors. Electronic shareholder communi-cation enables Genmab to, among other things, quickly and efficiently call general meetings. The charts included here illustrate the perfor-mance of the Genmab share during 2023, the performance of the Genmab share over the last five years, from 2019 through the end of 2023, and the geographical distribution of our share-holders. As of December 31, 2023, Genmab’s shares closed at DKK 2,155.00 and ADSs closed at USD 31.84. Please refer to Note 4.7 of the financial state-ments for additional information regarding Genmab’s share capital including authorizations to issue shares and purchase its own shares. Shareholders and Share Information The following table shows share data as of December 31, 2023. Share Data Denmark U.S. Number of shares at December 31, 2023 66,074,535 4,771,439 (represented by 47,714,390 American Depository Shares (ADSs)) Listing Nasdaq Copenhagen Nasdaq Global Select Market, New York Ticker Symbol GMAB GMAB Index Membership OMX Nordic Large Cap Index OMX Copenhagen Benchmark Index OMX Copenhagen 25 Index (OMXC25) Nasdaq Biotech Index Stock Performance Comparison 2023 (Index 100 = stock price on December 31, 2022) Stock Performance Comparison 5 Years (Index 100 = stock price on December 31, 2018) Geographical Shareholder Distribution* * Based on Nasdaq Corporate Solutions aggregated data per June 30, 2022 and July 31, 2023. ** “Other” includes shares held in other countries and shares not held in nominee accounts, including OTC traded shares. 60 70 80 90 100 110 120 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Genmab OMXC25 Index Nasdaq Biotech Index 50 100 150 200 250 300 350 Oct 2023 Jul 2023 Jan 2023 Apr 2023 Jul 2022 Oct 2022 Jan 2022 Apr 2022 Jul 2021 Oct 2021 Jan 2021 Apr 2021 Jul 2019 Oct 2019 Jan 2019 Apr 2019 Jul 2020 Oct 2020 Jan 2020 Apr 2020 Genmab OMXC25 Index Nasdaq Biotech Index 24% 21% 3% 3% 2022 July 31, 2023 4% 2% 10% 6% 19% 20% 42% 46% USA Denmark UK Canada Norway Other**

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 73 Shareholders and Share Information Genmab is a Foreign Private Issuer as defined in the SEC’s rules and regulations. The determi-nation of foreign private issuer status is made annually. We plan to make our next determination with respect to our foreign private issuer status on June 30, 2024. American Depositary Receipt (ADR) Program Genmab has a sponsored Level 3 ADR program with Deutsche Bank Trust Company Americas. An ADS is a share certificate representing ownership of shares in a non-U.S. corporation. ADSs issued under Genmab’s ADR Program are quoted and traded in U.S. dollars on the Nasdaq Global Select Market in the United States. Ten Genmab ADSs correspond to one Genmab ordinary share. Genmab’s ADR ticker symbol is GMAB. For more information on Genmab’s ADR Program, visit https://ir.genmab.com/adr-program#content. Investor Relations Genmab’s Investor Relations department aims to ensure relevant, accurate and timely information is available to our investors and the financial community. We maintain an ongoing dialogue with sell-side equity analysts, as well as major institutional and retail shareholders. A list of the current analysts covering Genmab can be found at our website along with financial reports, company announcements, current presentations, fact sheets and other downloads. Contact For Media Relations: Marisol Peron Senior Vice President Global Communications & Corporate Affairs T: +1 609 524 0065; E: mmp@genmab.com For Investor Relations: Andrew Carlsen Vice President Head of Investor Relations T: +45 33 77 95 58; E: acn@genmab.com Annual General Meeting Genmab’s Annual General Meeting will be held on March 13, 2024 at 2:00 PM CEST. Further details will be included in the notice to convene the Annual General Meeting. Financial Calendar for 2024 Annual General Meeting 2024 Wednesday, March 13, 2024 Publication of the Interim Report for the first quarter 2024 Thursday, May 2, 2024 Publication of the Interim Report for the first half 2024 Thursday, August 1, 2024 Publication of the Interim Report for the first nine months 2024 Wednesday, November 6, 2024

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 74 In this section 75 Financial Statements for the Genmab Group 116 Financial Statements of the Parent Company 131 Directors’ and Management’s Statement on the Annual Report 132 Independent Auditor’s Reports Financial Statements

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 75 Table of Contents The financial statements in the 2023 Annual Report are grouped into the following sections: Primary Statements; Basis of Presentation; Results for the Year; Operating Assets and Liabilities; Capital Structure, Financial Risk and Related Items; and Other Disclosures. Each note to the financial statements includes information about the accounting policies applied and significant management judgements and estimates in addition to the financial numbers. Primary Statements 76 Consolidated Statements of Comprehensive Income 77 Consolidated Balance Sheets 78 Consolidated Statements of Cash Flows 79 Consolidated Statements of Changes in Equity Section 1 Basis of Presentation 80 1.1 Nature of the Business and Accounting Policies 83 1.2 New Accounting Policies and Disclosures 83 1.3 Management’s Judgements and Estimates under IFRS 84 1.4 Revision of Prior Period Financial Statements Section 2 Results for the Year 85 2.1 Revenue 87 2.2 Information about Geographical Areas 87 2.3 Staff Costs 88 2.4 Corporate and Deferred Tax 89 2.5 Profit Per Share Section 3 Operating Assets and Liabilities 90 3.1 Intangible Assets 91 3.2 Property and Equipment 92 3.3 Leases 93 3.4 Other Investments 93 3.5 Inventories 93 3.6 Receivables 94 3.7 Deferred Revenue 94 3.8 Other Payables Section 4 Capital Structure, Financial Risk and Related Items 95 4.1 Capital Management 95 4.2 Financial Risk 97 4.3 Financial Assets and Liabilities 99 4.4 Marketable Securities 100 4.5 Financial Income and Expenses 101 4.6 Share-Based Instruments 107 4.7 Share Capital Section 5 Other Disclosures 109 5.1 Remuneration of the Board of Directors and Executive Management 112 5.2 Related Party Disclosures 112 5.3 Commitments 112 5.4 Fees to Auditors Appointed at the Annual General Meeting 112 5.5 Adjustments to Cash Flow Statements 113 5.6 Collaborations and Technology Licenses 115 5.7 Subsequent Events

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 76 Primary Statements Consolidated Statements of Comprehensive Income Income Statement (DKK million) Note 2023 2022 2021 Revenue 2.1, 2.2 16,474 14,505 8,417 Cost of product sales (226) – – Research and development expenses 2.3, 3.1, 3.2 (7,630) (5,562) (4,181) Selling, general and administrative expenses 2.3, 3.2 (3,297) (2,676) (1,283) Operating expenses (10,927) (8,238) (5,464) Operating profit 5,321 6,267 2,953 Financial income 4.5 1,258 1,358 1,667 Financial expenses 4.5 (942) (680) (702) Net profit before tax 5,637 6,945 3,918 Corporate tax 2.4 (1,285) (1,493) (961) Net profit 4,352 5,452 2,957 Basic net profit per share 2.5 66.64 83.38 45.22 Diluted net profit per share 2.5 66.02 82.59 44.77 Statement of Comprehensive Income Net profit 4,352 5,452 2,957 Other comprehensive income: Amounts which may be re-classified to the income statement: Exchange differences on translation of foreign operations (38) 17 27 Total comprehensive income 4,314 5,469 2,984

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 77 (DKK million) Note December 31, 2023 December 31, 2022 Assets Intangible assets 2.2, 3.1 101 146 Property and equipment 2.2, 3.2 955 799 Right-of-use assets 2.2, 3.3 686 523 Receivables 2.2, 3.6 62 48 Deferred tax assets 2.4 212 252 Other investments 3.4 134 133 Total non-current assets 2,150 1,901 Corporate tax receivable 2.4 – 182 Inventories 3.5 57 – Receivables 3.6 4,947 5,712 Marketable securities 4.2, 4.4 13,268 12,431 Cash and cash equivalents 14,867 9,893 Total current assets 33,139 28,218 Total assets 35,289 30,119 Shareholders’ Equity and Liabilities Share capital 4.7 66 66 Share premium 4.7 12,461 12,309 Other reserves 60 98 Retained earnings 19,023 14,809 Total shareholders’ equity 31,610 27,282 Lease liabilities 3.3 680 523 Deferred revenue 3.7 480 480 Other payables 3.8 35 11 Total non-current liabilities 1,195 1,014 Corporate tax payable 2.4 54 – Lease liabilities 3.3 90 74 Deferred revenue 3.7 33 33 Other payables 3.8 2,307 1,716 Total current liabilities 2,484 1,823 Total liabilities 3,679 2,837 Total shareholders’ equity and liabilities 35,289 30,119 Primary Statements Consolidated Balance Sheets

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 78 (DKK million) Note 2023 2022 2021 Cash flows from operating activities: Net profit before tax 5,637 6,945 3,918 Reversal of financial items, net 4.5 (316) (678) (965) Adjustment for non-cash transactions 5.5 881 801 526 Change in operating assets and liabilities 5.5 1,362 (1,840) (705) Cash flows from operating activities before financial items 7,564 5,228 2,774 Interest received 908 283 208 Interest elements of lease payments 3.3 (24) (15) (12) Interest paid (1) (1) – Corporate taxes paid (1,067) (1,583) (742) Net cash provided by operating activities 7,380 3,912 2,228 Cash flows from investing activities: Investment in intangible assets 3.1 (10) – – Investment in tangible assets 3.2 (366) (317) (252) Marketable securities bought (10,876) (9,659) (15,514) Marketable securities sold 10,001 7,254 14,469 Other investments bought 3.4 (31) (39) (102) Other investments sold 3.4 – – 438 Net cash (used in) investing activities (1,282) (2,761) (961) Cash flows from financing activities: Warrants exercised 152 280 135 Principal elements of lease payments 3.3 (91) (73) (58) Purchase of treasury shares (564) (908) (447) Payment of withholding taxes on behalf of employees on net settled RSUs (103) (88) (50) Net cash (used in) financing activities (606) (789) (420) Changes in cash and cash equivalents 5,492 362 847 Cash and cash equivalents at the beginning of the period 9,893 8,957 7,260 Exchange rate adjustments (518) 574 850 Cash and cash equivalents at the end of the period 14,867 9,893 8,957 Cash and cash equivalents include: Bank deposits 13,514 9,299 8,661 Short-term marketable securities 1,353 594 296 Cash and cash equivalents at the end of the period 14,867 9,893 8,957 Primary Statements Consolidated Statements of Cash Flows

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 79 (DKK million) Share capital Share premium Translation reserves Retained earnings Shareholders’ equity Balance at December 31, 2020 66 11,894 54 7,107 19,121 Effect of prior period revision – – – (38) (38) Balance at December 31, 2020 (revised) 66 11,894 54 7,069 19,083 Net profit – – – 2,957 2,957 Other comprehensive income – – 27 – 27 Total comprehensive income – – 27 2,957 2,984 Transactions with owners: Exercise of warrants – 135 – – 135 Purchase of treasury shares – – – (447) (447) Share-based compensation expenses – – – 310 310 Net settlement of RSUs – – – (50) (50) Tax on items recognized directly in equity – – – 92 92 Balance at December 31, 2021 66 12,029 81 9,931 22,107 Net profit – – – 5,452 5,452 Other comprehensive income – – 17 – 17 Total comprehensive income – – 17 5,452 5,469 Transactions with owners: Exercise of warrants – 280 – – 280 Purchase of treasury shares – – – (908) (908) Share-based compensation expenses – – – 439 439 Net settlement of RSUs – – – (88) (88) Tax on items recognized directly in equity – – – (17) (17) Balance at December 31, 2022 66 12,309 98 14,809 27,282 Net profit – – – 4,352 4,352 Other comprehensive income – – (38) – (38) Total comprehensive income – – (38) 4,352 4,314 Transactions with owners: Exercise of warrants – 152 – – 152 Purchase of treasury shares – – – (564) (564) Share-based compensation expenses – – – 586 586 Net settlement of RSUs – – – (103) (103) Tax on items recognized directly in equity – – – (57) (57) Balance at December 31, 2023 66 12,461 60 19,023 31,610 Primary Statements Consolidated Statements of Changes in Equity

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 80 Section 1 Basis of Presentation These consolidated financial statements include Genmab A/S (parent company) and subsidiaries over which the parent company has control. The Genmab consolidated Group is referenced herein as “Genmab” or the “Company”. This section describes Genmab’s financial accounting policies including management’s judgements and estimates under IFRS Accounting Standards. New or revised EU endorsed accounting standards and interpretations are described, in addition to how these changes are expected to impact the financial performance and reporting of Genmab. Genmab describes the accounting policies in conjunction with each note with the aim to provide a more understandable description of each accounting area. ESEF Reporting Genmab is required to file the Annual Report in the European Single Electronic Format (ESEF) using the XHTML format and to tag the consoli-dated financial statements including notes using Inline eXtensible Business Reporting Language (iXBRL). The iXBRL tags comply with the ESEF taxonomy. Where a financial statement line item is not defined in the ESEF taxonomy, an extension to the taxonomy has been created. The annual report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with certain technical files, all included in a file named 529900MTJPDPE4MHJ122-2023-12-31-en.zip. 1.1 Nature of the Business and Accounting Policies Genmab A/S is a publicly traded, international biotechnology company that was founded in 1999 and specializes in the creation and devel-opment of differentiated antibody therapeutics for the treatment of cancer and other diseases. Genmab has six approved products commer-cialized by third parties, two approved products that are jointly commercialized with a collabo-ration partner, a broad clinical and preclinical product pipeline and proprietary next-generation antibody technologies. The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS Accounting Standards as endorsed by the EU and further requirements in the Danish Financial Statements Act. The consol-idated financial statements were approved by the Board of Directors and authorized for issue on February 14, 2024. Except as outlined in Note 1.2, the financial statements have been prepared using the same accounting policies as 2022. Please refer to the overview below to see in which note/section the detailed accounting policy is included. Section 2 Results for the Year 2.1 Revenue 2.2 Information about Geographical Areas 2.3 Staff Costs 2.4 Corporate and Deferred Tax 2.5 Profit per Share Section 3 Operating Assets and Liabilities 3.1 Intangible Assets 3.2 Property and Equipment 3.3 Leases 3.4 Other Investments 3.5 Inventories 3.6 Receivables 3.8 Other Payables Section 4 Capital Structure, Financial Risk and Related Items 4.3 Financial Assets and Liabilities 4.4 Marketable Securities 4.5 Financial Income and Expenses 4.6 Share-Based Instruments

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 81 Materiality Genmab’s Annual Report is based on the concept of materiality and the Company focuses on information that is considered material and relevant to the users of the consolidated financial statements. The consolidated financial statements consist of a large number of trans-actions. These transactions are aggregated into classes according to their nature or function and presented in classes of similar items in the consolidated financial statements as required by IFRS and the Danish Financial Statements Act. If items are individually immaterial, they are aggre-gated with other items of similar nature in the financial statements or in the notes. The disclosure requirements are substantial in IFRS and for Danish listed companies. Genmab provides these specific required disclosures unless the information is considered immaterial to the economic decision-making of the readers of the financial statements or not applicable. Consolidated Financial Statements The consolidated financial statements include Genmab A/S and subsidiaries over which the parent company has control. The parent controls a subsidiary when the parent is exposed to, or has rights to, variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power to direct the activities of the subsidiary. Genmab A/S (parent company) holds invest-ments either directly or indirectly in the following subsidiaries Name Domicile Ownership and votes 2023 Ownership and votes 2022 Genmab B.V. Utrecht, the Netherlands 100% 100% Genmab Holding B.V. Utrecht, the Netherlands 100% 100% Genmab US, Inc. New Jersey, USA 100% 100% Genmab K.K. Tokyo, Japan 100% 100% Genmab’s consolidated financial statements have been prepared on the basis of the financial statements of the parent company and subsid-iaries—prepared under Genmab’s accounting policies—by combining similar accounting items on a line-by-line basis. On consolidation, inter-company income and expenses, intercompany receivables and payables, and unrealized gains and losses on transactions between the consoli-dated companies are eliminated. The recorded value of the equity interests in the consolidated subsidiaries is eliminated with the proportionate share of the subsidiaries’ equity. Subsidiaries are consolidated from the date when control is transferred to the Group. The income statements for subsidiaries with a different functional currency than Genmab’s presentation currency are translated into Genmab’s presentation currency at average exchange rates, and the balance sheets are trans-lated at the exchange rate in effect at the balance sheet date. Exchange rate differences arising from the trans-lation of foreign subsidiaries shareholders’ equity at the beginning of the year and exchange rate differences arising as a result of foreign subsid-iaries’ income statements being translated at average exchange rates are recorded in transla-tion reserves in shareholders’ equity. Functional and Presentation Currency The financial statements have been prepared in Danish Kroner (DKK), which is the functional and presentation currency of the parent company. Foreign Currency Transactions in foreign currencies are translated at the exchange rates in effect at the date of the transaction. Exchange rate gains and losses arising between the transaction date and the settlement date are recognized in the income statement as financial income or expense. Unsettled monetary assets and liabilities in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate gains and losses arising between the transaction date and the balance sheet date are recognized in the income statement as financial income or expense. Cost of Product Sales Cost of product sales includes direct and indirect costs relating to the manufacturing of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Inventory amounts written down as a result of excess or obsolescence are charged to cost of product sales. Additionally, cost of product sales includes profit-sharing amounts owed to collaboration partners for the sale of commercial products when Genmab is determined to be the principal in sales to end customers. As of December 31, 2023, the only profit-sharing amounts owed to collaboration partners that are recorded as cost of product sales relate to sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie. Refer to Note 5.6 in the Annual Report for detailed information regarding Genmab’s Collaboration Agreement with AbbVie.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 82 Classification of Operating Expenses in the Income Statement Research and Development Expenses Research and development expenses primarily include salaries, benefits and other employee-related costs of Genmab’s research and development staff, license costs, manufacturing costs, preclinical costs, clinical trials, contrac-tors and outside service fees, amortization and impairment of licenses and rights related to intangible assets, depreciation of property and equipment, and depreciation of right-of-use assets, to the extent that such costs are related to the Group’s research and development activities. Refer to Note 3.1 for a more detailed description on the treatment of Genmab’s research and development expenses. Selling, General and Administrative Expenses Selling, general and administrative expenses relate to the management and administration of Genmab, including commercialization activities. This primarily includes salaries, benefits and other employee costs related to management and support functions including human resources, information technology and the finance depart-ments. In addition, depreciation of property and equipment and depreciation of right-of-use assets, to the extent such expenses are related to administrative functions, are also included. Selling, general and administrative expenses are recognized in the income statement in the period to which they relate. Government Grants Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and that Genmab will comply with all attaching conditions. When the grant relates to an expense item, it is recognized as a reduction of that expense on a systematic basis over the periods that the costs, for which it is intended to compensate, are incurred. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of comprehensive income as other operating income over the expected useful life of the relevant asset by equal annual installments. Statements of Cash Flows The cash flow statement is presented using the indirect method with basis in the net profit before tax. Cash flows from operating activities are stated as the net profit before tax adjusted for net financial items, non-cash operating items such as depreciation, amortization, impairment losses, share-based compensation expenses, provi-sions, and for changes in operating assets and liabilities, interest paid and received, interest elements of lease payments and corporate taxes paid or received. Operating assets and liabilities are mainly comprised of changes in receivables and other payables excluding the items included in cash and cash equivalents. Changes in non-current assets and liabilities are included in operating assets and liabilities, if related to the main revenue-producing activities of Genmab. Cash flows from investing activities consist of purchases and sales of marketable securities and other investments, as well as purchases of intan-gible assets and property and equipment. Cash flows from financing activities relate to the purchase of treasury shares, exercise of warrants, payments of withholding taxes on behalf of employees on net settled RSUs and payments of long-term loans including installments on lease liabilities. Cash and cash equivalents are comprised of cash, bank deposits, and marketable securities with a maturity of less than 90 days on the date of acquisition. The statements of cash flows cannot be derived solely from the financial statements. Treasury Shares The total amount paid to acquire treasury shares including directly attributable costs and the proceeds from the sale of treasury shares is recognized in retained earnings. Research Collaborations, License Agreements and Collaborative Agreements Research Collaborations and License Agreements Genmab continues to pursue the establishment of research collaborations and licensing agree-ments. These arrangements often include upfront payments, expense reimbursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development. In regard to Genmab’s license agreements with Janssen, Novartis and Roche, each of these parties retain final decision-making authority over the relevant activities and as such no joint control exists. Refer to Note 2.1 for additional information related to revenue from these parties. Joint Collaborative Agreements Genmab has entered into a number of joint collaborative agreements. These agreements often include upfront payments, expense reim-bursements or payments to the collaboration partner, and milestone and royalty arrangements, contingent upon the occurrence of certain future events linked to the success of the asset in development. These agreements also provide Genmab with varying rights to develop, produce and market products together with its collaborative partners. Both parties in these arrangements share in the decision-making and therefore have joint control of the arrangement. In 2023, Genmab’s more significant collaboration agreements are with AbbVie (epcoritamab), Pfizer (tisotumab vedotin) and BioNTech. Refer to Note 2.1 for additional information related to revenue from our joint collabora-tive agreements. Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 83 1.2 New Accounting Policies and Disclosures New Accounting Policies and Disclosures for 2023 Genmab has, with effect from January 1, 2023, implemented the following standards and amendments: • IFRS 17 Insurance Contracts; • Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates; • Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies; and • Amendments to IAS 12 Income Taxes: International Tax Reform—Pillar Two Model Rules and Deferred Tax related to Assets and Liabilities arising from a Single Transaction The implementation of these amendments did not have a material impact on the consolidated financial statements for the current or prior reporting periods and is not expected to have a significant impact in future reporting periods. Refer to Note 2.4 for additional information related to the impacts of the IAS 12 amendments. New Accounting Policies and Disclosures Effective in 2024 or Later The IASB has issued a number of new standards and updated some existing standards that are effective for accounting periods beginning on January 1, 2024 or later. Therefore, they are not incorporated in these consolidated financial statements. There are no standards presently known that are not yet effective and that would be expected to have a material impact on Genmab in current or future reporting periods and on foreseeable future transactions. 1.3 Management’s Judgements and Estimates under IFRS In preparing financial statements under IFRS, certain provisions in the standards require management’s judgements, including various accounting estimates and assumptions. These judgements and estimates affect the applica-tion of accounting policies, as well as reported amounts within the consolidated financial state-ments and disclosures. Determining the carrying amount of certain assets and liabilities requires judgements, estimates and assumptions concerning future events that are based on historical experience and other factors, which by their very nature are associated with uncertainty and unpredictability. Accounting estimates are based on historical experience and various other factors relative to the circumstances in which they are applied. Estimates are generally made based on informa-tion available at the time. Accounting judgements are made in the process of applying accounting policies. These judgements are typically made based on the guidance and information available at the time of application. These estimates and judgements may prove incomplete or incorrect, and unexpected events or circumstances may arise. Genmab is also subject to risks and uncertainties which may lead actual results to differ from these estimates, both positively and negatively. Specific risks for Genmab are discussed in the relevant section of this Annual Report and in the notes to the consol-idated financial statements. The areas involving a high degree of judgement and estimation that are significant to the consol-idated financial statements are summarized below. Refer to the identified notes for further information on the key accounting estimates and judgements utilized in the preparation of the consolidated financial statements. Accounting policy Key accounting estimates and judgements Note reference Risk Revenue recognition Judgement in assessing whether a collaboration partner is a customer Estimation of partner net sales amounts in the calculation of royalties Judgement in assessing the probability of attainment of milestones Estimation of variable consideration Judgement in assessing the nature of combined performance obligations within contracts Note 2.1 Moderate/ High Share-based compensation Judgement in selecting assumptions required for valuation of warrant grants Note 4.6 Moderate Current and deferred income taxes Judgement and estimation regarding valuation of deferred income tax assets Estimation in developing the provision for any uncertain tax positions Note 2.4 Moderate

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 84 1.4 Revision of Prior Period Financial Statements In January 2024, Janssen informed Genmab that it had been overpaying royalties on net sales of DARZALEX in countries where relevant patent protection for DARZALEX did not exist. Genmab evaluated the error under IAS 1 “Presentation of Financial Statements”, IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, Staff Accounting Bulletin (SAB) No. 99, “Materiality,” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” and determined that the related impact was not individually material to any of Genmab’s previously issued financial state-ments, however correcting the cumulative impact of this error would be material to Genmab’s consolidated statement of comprehensive income for 2023. Accordingly, Genmab has revised the 2022 and 2021 financial statements and related notes included herein. The comparative figures for fiscal years 2022 and 2021 have been revised accordingly: 2022 2021 (DKK million) Revised balances Effect of error correction Previously reported balances Revised balances Effect of error correction Previously reported balances Income Statements: Revenue 14,505 (90) 14,595 8,417 (65) 8,482 Operating expenses (8,238) – (8,238) (5,464) – (5,464) Operating profit 6,267 (90) 6,357 2,953 (65) 3,018 Financial income/expense 678 – 678 965 – 965 Net profit before tax 6,945 (90) 7,035 3,918 (65) 3,983 Corporate tax (1,493) 20 (1,513) (961) 14 (975) Net profit 5,452 (70) 5,522 2,957 (51) 3,008 Basic net profit per share 83.38 (1.07) 84.45 45.22 (0.78) 46.00 Diluted net profit per share 82.59 (1.06) 83.65 44.77 (0.77) 45.54 Exchange differences on translation of foreign operations 17 – 17 27 – 27 Total comprehensive income 5,469 (70) 5,539 2,984 (51) 3,035 Balance Sheet: Total non-current assets 1,901 – 1,901 1,891 – 1,891 Corporate tax receivable 182 39 143 50 19 31 Receivables 5,712 (198) 5,910 3,259 (108) 3,367 Other assets 22,324 – 22,324 19,338 – 19,338 Total current assets 28,218 (159) 28,377 22,647 (89) 22,736 Total assets 30,119 (159) 30,278 24,538 (89) 24,627 Other equity items 12,473 – 12,473 12,176 – 12,176 Retained earnings 14,809 (159) 14,968 9,931 (89) 10,020 Total shareholders’ equity 27,282 (159) 27,441 22,107 (89) 22,196 Total liabilities 2,837 – 2,837 2,431 – 2,431 Total shareholders’ equity and liabilities 30,119 (159) 30,278 24,538 (89) 24,627 Cash Flow Statement: Net profit before tax 6,945 (90) 7,035 3,918 (65) 3,983 Reversal of financial items, net (678) – (678) (965) – (965) Adjustment for non-cash transactions 801 – 801 526 – 526 Change in operating assets and liabilities (1,840) 90 (1,930) (705) 65 (770) Cash flows from operating activities before financial items 5,228 – 5,228 2,774 – 2,774 Other items (1,316) – (1,316) (546) – (546) Net cash provided by operating activities 3,912 – 3,912 2,228 – 2,228

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 85 2.1 Revenue (DKK million) 2023 2022 2021 Revenue by type: Royalties 13,705 11,582 6,912 Reimbursement revenue 864 818 531 Milestone revenue 1,177 1,767 954 Collaboration revenue 307 332 20 License revenue – 6 – Net product sales 421 – – Total 16,474 14,505 8,417 Revenue by collaboration partner: Janssen 11,949 10,530 6,782 AbbVie 732 1,174 245 Roche 704 796 603 Novartis 1,511 815 236 BioNTech 784 708 416 Pfizer1 373 413 135 Other – 69 – Total2 16,053 14,505 8,417 Royalties by product: DARZALEX 11,265 9,966 6,070 Kesimpta 1,494 779 235 TEPEZZA 704 796 593 Other3 242 41 14 Total 13,705 11,582 6,912 1. Pfizer acquired Seagen in December 2023. 2. Excludes Genmab’s Net product sales. 3.Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY. Accounting Policies Genmab recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that it expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that Genmab determines are within the scope of IFRS 15, Genmab performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Genmab only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of IFRS 15, Genmab assesses the goods and services promised within each contract and identifies as a performance obligation each good or service that is distinct. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obli-gation when (or as) the performance obligation is satisfied. Royalties: Certain of Genmab’s license and collaboration agreements include sales-based royalties based on the level of sales. The license has been deemed to be the predominant item to which the royalties relate under Genmab’s license and collaboration agreements. As a result, Genmab recognizes revenue when the related sales occur. Section 2 Results for the Year This section includes disclosures related to revenue, information about geographical areas, staff costs, corporate and deferred tax and profit per share.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 86 Reimbursement Revenue for R&D Services: Genmab’s research collaboration agreements include provisions for reimbursement or cost sharing for R&D services and payment for FTEs at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by Genmab and revenue for research services is recognized over time rather than at a point in time. Milestone Revenue: Certain of Genmab’s license and collaboration agreements include development, regulatory and commercial mile-stone payments based on the level of sales. At the inception of each arrangement that includes milestone payments, Genmab evaluates whether the achievement of milestones is considered highly probable and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of Genmab or the license and collaboration partner, such as regulatory approv-als, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obli-gation on a relative stand-alone selling price basis, for which Genmab recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, Genmab re-evaluates the probability of achievement of such development milestones and commercial milestones and any related constraint, and if necessary, adjusts its estimate of the over-all transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment. Under all of Genmab’s existing license and collaboration agreements, milestone pay-ments have been allocated to the license transfer performance obligation. License Revenue for Intellectual Property: If the license to Genmab’s functional intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, Genmab recognizes revenues from non-refundable upfront fees allocated to the license at the point in time the license is trans-ferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, Genmab utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. Under all of Genmab’s existing license and collaboration agreements the license to functional intellectual property has been determined to be distinct from other perfor-mance obligations identified in the agreement. Collaboration Revenue: Collaboration revenue includes the result of profit sharing arrangements for the sale of commercial products by our collab-oration partners. When Genmab’s collaboration partner is determined to be the principal in sales to end customers, Genmab’s share of profits for the sale of commercial products is included in collaboration revenue. Net Product Sales: Revenue from the sale of goods is recognized when control is transferred to the customer and it is probable that Genmab will collect the consideration to which it is entitled for transferring the products. Control of the products is transferred at a single point in time which occurs upon delivery to the customer. The amount of sales to be recognized is based on the consideration Genmab expects to receive in exchange for its goods. When sales are recognized, an estimate for a variety of sales deductions is also recorded such as cash discounts, government rebates, chargebacks, wholesaler fees, other rebates and administrative fees, sales returns and allowances and other sales discounts. Sales deductions are estimated and recognized as a reduction of gross product sales to arrive at net product sales, by assessing the expected value of the sales deductions (variable consideration). Sales deductions are estimated and provided for at the time the related sales are recorded. Genmab’s estimates related to sales deductions require significant use of estimates as not all conditions are known at the time of sale. The estimates are based on analyses of existing contractual obligations, historical experience, drug product analogs and payer channel mix. Genmab considers the provisions established for sales deductions to be reason-able and appropriate based on currently available information; however, the actual amount of deductions may differ from the amounts estimated by management as more information becomes available. Estimates will be assessed each period and adjusted as required based on updated information and actual experience. When Genmab is determined to be the principal in sales to end customers, all product sales are included in net product sales in the income statement. As of December 31, 2023, all net product sales relate to sales of EPKINLY in the U.S. and Japan pursuant to the Collaboration Agreement with AbbVie. Refer to Note 5.6 for detailed information regarding Genmab’s significant Research Collaborations, License Agreements and Collaborative Agreements. Management’s Judgements and Estimates—Revenue Recognition Evaluating the criteria for revenue recogni-tion requires management’s judgements and estimates to assess and determine the following: • Judgement in assessing whether a collaboration partner is a customer. • An estimation of partner net sales amounts in determination of the calculation of royalties. • An assessment of whether the achievement of milestone payments is highly probable. • An estimation of variable consideration identified in the contract using key assumptions which may include forecasted revenues, development timelines, reimbursement rates for personnel costs, discount rates and probabilities of technical and regulatory success. • The nature of performance obligations and whether they are distinct or should be combined with other performance obligations to determine whether the performance obligations are satisfied over time or at a point in time.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 87 2.2 Information about Geographical Areas Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, marketed products, product candidates or geograph-ical markets and no segment information is currently prepared for internal reporting. Accordingly, it has been concluded that it is not relevant to include segment disclosures in the financial statements as Genmab’s business activities are not organized on the basis of differences in related product and geographical areas. Revenue Non-current assets Revenue Non-current assets Revenue Non-current assets (DKK million) 2023 2022 2021 Denmark 16,053 496 14,505 211 8,417 269 Netherlands – 874 – 793 – 422 United States 380 378 – 442 – 470 Japan 41 56 – 70 – 95 Total 16,474 1,804 14,505 1,516 8,417 1,256 Accounting Policies Geographical information is presented for Genmab’s revenue and non-current assets. Revenue is attributed to countries on the basis of the location of the legal entity holding the contract with the counterparty. Non-current assets comprise intangible assets, property and equipment, right-of-use assets and receivables. 2.3 Staff Costs (DKK million) 2023 2022 2021 Wages and salaries 2,631 1,913 1,174 Share-based compensation 586 439 310 Defined contribution plans 170 112 80 Other social security costs 335 263 155 Government grants (174) (144) (122) Total 3,548 2,583 1,597 Staff costs are included in the income statement as follows: Cost of product sales 3 – – Research and development expenses 2,178 1,662 1,190 Selling, general and administrative expenses 1,541 1,065 529 Government grants related to research and development expenses (174) (144) (122) Total 3,548 2,583 1,597 Average number of FTE 2,011 1,460 1,022 Number of FTE at year-end 2,204 1,660 1,212 Refer to Note 4.6 for additional information regarding share-based instruments and Note 5.1 for additional information regarding the remuneration of the Board of Directors and Executive Management. Accounting Policies Staff Costs Wages and salaries, other social security costs, paid leave and bonuses, and other employee benefits are recognized in the financial year in which the employee performs the associ-ated work. Genmab’s pension plans are classified as defined contribution plans and, accordingly, no pension obligations are recognized in the balance sheet. Costs relating to defined contribu-tion plans are included in the income statement in the period in which they are accrued, and outstanding contributions are included in other payables. Termination benefits are recognized as an expense, when Genmab is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 88 2.4 Corporate and Deferred Tax Taxation—Income Statement & Shareholders’ Equity (DKK million) 2023 2022 2021 Current tax on profit 1,301 1,478 954 Adjustment to deferred tax (59) 107 (371) Adjustment to unrecognized deferred tax assets 43 (92) 378 Total tax for the period in the income statement 1,285 1,493 961 (DKK million) 2023 2022 2021 Net profit before tax 5,637 6,945 3,918 Tax at the Danish corporation tax rate of 22% for all periods 1,240 1,528 862 Tax effect of: Adjustment to unrecognized deferred tax assets 43 (92) 137 Recognition of previously unrecognized tax losses and deductible temporary differences – (12) 119 Non-deductible expenses/non-taxable income and other permanent differences, net 7 73 (147) All other (5) (4) (10) Total tax effect 45 (35) 99 Total tax for the period in the income statement 1,285 1,493 961 Total tax for the period in shareholders’ equity 57 (22) (31) Effective Tax Rate 22.8% 21.5% 24.5% Corporate tax consists of current tax and the adjustment of deferred taxes during the year. The corporate tax expense was DKK 1,285 million in 2023, DKK 1,493 million in 2022 and DKK 961 million in 2021. Tax benefits of DKK 57 million in 2023 and tax expenses of DKK 22 million and DKK 31 million in 2022 and 2021, respectively, related to excess tax benefits for share-based compensation were recorded directly in share-holders’ equity. Genmab operates in multiple jurisdictions which have enacted new legislation to implement the global minimum top-up tax, which comes into effect beginning January 1, 2024. Under this legislation, the Company would be liable to pay a top-up tax for the difference between its GloBE Effective Tax Rate (“ETR”) per jurisdiction and the minimum rate of 15 percent. Since the newly enacted tax legislation is only effective from January 1, 2024, there is no current tax impact for the year ended December 31, 2023. Genmab applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. The rules are not expected to have a material impact on the tax position of Genmab in 2024 and Genmab continues to assess its exposure to the Pillar Two legislation. Taxation—Balance Sheet Significant components of the deferred tax asset are as follows: (DKK million) 2023 2022 Share-based instruments 41 128 Deferred revenue 113 113 Other temporary differences 58 11 Total at December 31 212 252 Genmab recognizes deferred tax assets if it is probable that sufficient taxable income will be available in the future, against which the temporary differences and unused tax losses can be utilized. Management has considered future taxable income and applied its judgement in assessing whether deferred tax assets should be recognized. As of December 31, 2023, Genmab had estimated gross unrecognized tax loss carryforwards in the U.S. and the Netherlands of DKK 2.1 billion and DKK 0.5 billion, respectively, to reduce future taxable income (and DKK 2.4 billion and DKK 0.8 billion in 2022, respectively). The loss carryfor-wards generally expire in various periods through 2037; however, U.S. tax losses originating after 2017 and tax losses in the Netherlands available as of December 31, 2023, can be carried forward indefinitely. Accounting Policies Corporate Tax Corporate tax, which consists of current tax and deferred taxes for the year, is recognized in the income statement, except to the extent that the tax is attributable to items which directly relate to shareholders’ equity or other comprehen-sive income. Current tax assets and liabilities for current and prior periods are measured at the amounts expected to be recovered from or paid to the tax authorities. Deferred Tax Deferred tax accounting requires recognition of deferred tax on all temporary differences between the carrying amount of assets and liabilities and the tax base of such assets and liabilities. This includes the tax value of certain tax losses carried forward. Deferred tax is calculated in accordance with the tax regulations in the local countries and the tax rates expected to be in force at the time the deferred tax is utilized. Changes in deferred tax as a result of changes in tax rates are recognized in the income statement. Deferred tax assets resulting from temporary differences, including the tax value of losses to be carried forward, are recognized only to the extent that it is probable that future taxable profit will be available against which the differences can be utilized.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 89 Management’s Judgements and Estimates Deferred Tax Genmab recognizes deferred tax assets if management assesses that these tax assets can be offset against positive taxable income within a foreseeable future. This judgement is made on an ongoing basis and is based on numerous factors, including actual results, budgets and business plans for the coming years. Realization of deferred tax assets is dependent upon a number of factors, including future taxable earnings, the timing and amount of which are highly uncertain. A significant portion of Genmab’s future taxable income will be driven by future events that are highly susceptible to factors outside the control of Genmab including commercial growth of DARZALEX, specific clinical outcomes, regulatory approvals, advancement of Genmab’s product pipeline and other matters. Genmab continues to maintain nonrecognition of a significant portion of deferred tax assets related to its subsidiaries until there is sufficient evidence to support the recognition of deferred tax assets. Genmab may recognize deferred tax assets related to its subsidiaries in the future. The recognition of deferred tax assets will result in a decrease to income tax expense in such period. 2.5 Profit Per Share (DKK million) 2023 2022 2021 Net profit 4,352 5,452 2,957 (Shares) Weighted average number of shares outstanding 66,023,437 65,783,130 65,634,300 Weighted average number of treasury shares (713,693) (395,829) (238,663) Weighted average number of shares excl. treasury shares 65,309,744 65,387,301 65,395,637 Adjustments for share-based instruments, dilution 604,961 622,303 650,114 Weighted average number of shares, diluted 65,914,705 66,009,604 66,045,751 Basic net profit per share 66.64 83.38 45.22 Diluted net profit per share 66.02 82.59 44.77 In the calculation of the diluted net profit per share for 2023, 248,649 warrants (none of which were vested) have been excluded as these share-based instruments are out of the money, compared to 68,728 and 43,654 (none of which were vested) for 2022 and 2021, respectively. Accounting Policies Basic Net Profit per Share Basic net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares. Diluted Net Profit per Share Diluted net profit per share is calculated as the net profit for the period divided by the weighted average number of outstanding ordinary shares, excluding treasury shares and adjusted for the dilutive effect of share equivalents.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 90 3.1 Intangible Assets (DKK million) 2023 2022 Cost at January 1 891 891 Additions for the year 10 – Cost at December 31 901 891 Accumulated amortization and impairment at January 1 (745) (637) Amortization for the year (55) (70) Impairment for the year – (38) Accumulated amortization and impairment at December 31 (800) (745) Carrying amount at December 31 101 146 (DKK million) 2023 2022 2021 Amortization and impairment included in the income statement as follows: Research and development expenses 55 108 84 Total 55 108 84 Accounting Policies Research and Development Projects Internal and subcontracted research costs are charged in full to the income statement in the period in which they are incurred. Consistent with industry practice, development costs are also expensed until regulatory approval is obtained or is probable. Genmab has no internally generated intangible assets from development, as the criteria for recognition of an intangible asset are not met. Acquired Licenses and Rights Genmab acquires licenses and rights primarily to gain access to targets and technologies iden-tified by third parties. Payments to third parties under collaboration and license agreements are assessed to determine whether such payments should be expensed as incurred as research and development expenses or capitalized as an intan-gible asset. Licenses and rights that meet the criteria for capitalization as intangible assets are measured at cost less accumulated amortization and any impairment losses. Milestone payments related to capitalized licenses and rights are accounted for as an increase in the cost to acquire licenses and rights. Amortization Amortization is based on the straight-line method over the estimated useful life. This corresponds to the legal duration or the economic useful life depending on which is shorter. The amortization of intellectual property rights commences after regulatory approval has been obtained or when assets are put in use. Impairment If circumstances or changes in Genmab’s operations indicate that the carrying amount of intangible assets may not be recoverable, management reviews the asset for impairment. The basis for the review is the recoverable amount of the intangible assets, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow expected to be generated from the intangible asset. If the carrying amount of an intangible asset is greater than the recoverable amount, the intangible asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified. Impairments on intangible assets are reviewed at each reporting date for possible reversal. Amortization, impairment losses, and gains or losses on the disposal of intangible assets related to licenses and rights are recognized in the income statement as research and develop-ment expenses. Section 3 Operating Assets and Liabilities This section covers the operating assets and related liabilities that form the basis for Genmab’s activities. Deferred tax assets and liabilities are included in Note 2.4. Assets related to Genmab’s financing activities are shown in section 4.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 91 3.2 Property and Equipment (DKK million) Leasehold improvements Equipment, furniture and fixtures Assets under construction Total property and equipment 2023 Cost at January 1 412 649 233 1,294 Additions for the year 6 129 222 357 Transfers between the classes 276 134 (410) – Disposals for the year – – (6) (6) Exchange rate adjustment (10) (4) – (14) Cost at December 31 684 908 39 1,631 Accumulated depreciation and impairment at January 1 (132) (363) – (495) Depreciation for the year (64) (121) – (185) Exchange rate adjustment 2 2 – 4 Accumulated depreciation on disposals – – – – Accumulated depreciation and impairment at December 31 (194) (482) – (676) Carrying amount at December 31 490 426 39 955 2022 Cost at January 1 400 537 52 989 Additions for the year 5 118 181 304 Disposals for the year (8) (13) – (21) Exchange rate adjustment 15 7 – 22 Cost at December 31 412 649 233 1,294 Accumulated depreciation and impairment at January 1 (90) (278) – (368) Depreciation for the year (52) (94) – (146) Exchange rate adjustment (1) (2) – (3) Accumulated depreciation on disposals 11 11 – 22 Accumulated depreciation and impairment at December 31 (132) (363) – (495) Carrying amount at December 31 280 286 233 799 (DKK million) 2023 2022 2021 Depreciation and impairment included in the income statement as follows: Research and development expenses 140 108 93 Selling, general and administrative expenses 45 38 17 Total 185 146 110 Capital expenditures in 2023 were primarily related to the expansion of our facilities in the Netherlands and our new headquarters in Denmark. Capital expenditures in 2022 were primarily related to the expansion of our facilities in the Netherlands and the U.S. to support the growth in our product pipeline. Accounting Policies Property and equipment is comprised of leasehold improvements, assets under construc-tion, and equipment, furniture and fixtures, which are measured at cost less accumulated deprecia-tion and any impairment losses. The cost is comprised of the acquisition price and direct costs related to the acquisition until the asset is ready for use. Costs include direct costs and costs to subcontractors. Depreciation Depreciation is calculated on a straight-line basis to allocate the cost of the assets, net of any residual value, over the estimated useful lives, which are as follows: Equipment, furniture and fixtures 3–5 years Computer equipment 3 years Leasehold improvements 15 years or the lease term, if shorter Depreciation commences when the asset is available for use, including when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. The useful lives and residual values are reviewed and adjusted if appropriate on a yearly basis. Assets under construction are not depreciated. Impairment If circumstances or changes in Genmab’s oper-ations indicate that the carrying amount of property and equipment may not be recoverable, management reviews the asset for impairment. The basis for the review is the recoverable amount of the asset, determined as the greater of the fair value less cost to sell or its value in use. Value in use is calculated as the net present value of future cash inflow expected to be generated from the asset. If the carrying amount of an asset is greater than the recoverable amount, the asset is written down to the recoverable amount. An impairment loss is recognized in the income statement when the impairment is identified.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 92 3.3 Leases Genmab has entered into lease agreements with respect to office and laboratory space, vehicles, and IT equipment. The expense, lease liability, and right-of-use assets balances related to vehicles and IT equipment are immaterial. The leases are non-cancellable over various periods through 2038. (DKK million) 2023 2022 2021 Right-of-use assets Balance at January 1 523 354 283 Additions to right-of-use assets1 250 243 127 Depreciation charge for the year (87) (74) (56) Balance at December 31 686 523 354 Lease liabilities Current 90 74 62 Non-current 680 523 363 Total at December 31 770 597 425 Cash outflow for lease payments 115 88 70 1. Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices. Variable lease payments, short-term lease expense, lease interest expense, low-value assets, and sublease income are immaterial. Future minimum payments under leases are as follows: (DKK million) 2023 2022 2021 Payment due Less than 1 year 106 89 74 1 to 3 years 199 167 109 More than 3 years but less than 5 years 183 136 97 More than 5 years 412 271 207 Total at December 31 900 663 487 Accounting Policies All leases are recognized in the balance sheet as a right-of-use (ROU) asset with a corre-sponding lease liability, except for short-term leases in which the term is 12 months or less, or low-value leases. ROU assets represent Genmab’s right to use an underlying asset for the lease term and lease liabilities represent Genmab’s obligation to make lease payments arising from the lease. The ROU asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis. In the income statement, depreciation of the ROU asset is recognized over the lease term in operating expenses and interest expenses related to the lease liability are classi-fied in financial items. Genmab determines if an arrangement is a lease at inception. Genmab leases various properties, vehicles, and IT equipment. Rental contracts are typically made for fixed periods. Lease terms are negotiated on an individual basis and contain a wide range of terms and conditions. Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of fixed payments, less any lease incentives receivable. As Genmab’s leases generally do not provide an implicit interest rate, Genmab uses an incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of lease payments. Lease terms utilized by Genmab may include options to extend or terminate the lease when it is reasonably certain that Genmab will exercise that option. In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended. ROU assets are measured at cost and include the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs, and restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the income statement.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 93 3.4 Other Investments (DKK million) December 31, 2023 December 31, 2022 Publicly traded equity securities 47 67 Fund investments 87 66 Total at December 31 134 133 Other investments include investments in publicly traded common stock of companies, including common stock of companies with whom Genmab has entered into collaboration arrange-ments, as well as investments in certain strategic investment funds. Accounting Policies Other investments are measured on initial recognition at fair value, and subsequently at fair value. Changes in fair value are recognized in the income statement within financial income or expense. 3.5 Inventories (DKK million) 2023 2022 Raw materials 14 – Work in progress – – Finished goods 59 – Total inventories (gross) at December 31 73 – Allowances at year end (16) – Total inventories (net) at December 31 57 – In 2023, all allowances relate to write downs of excess and obsolete inventories and are recognized as expense included in cost of product sales. Inventory write down in 2023 pertaining to pre-launch inventories of EPKINLY was also immaterial. The write down was recorded as R&D expense in Genmab’s statements of comprehen-sive income and was subsequently reversed upon receiving FDA approval during the second quarter of 2023. Accounting Policies Inventories are measured at the lower of cost and net realizable value with costs determined on a first-in, first-out basis. Costs comprise direct and indirect costs relating to the manufacture of inventory mainly from third-party providers of manufacturing as well as costs related to internal resources and distribution and logistics. Genmab assesses the recoverability of capitalized inven-tories during each reporting period and will write down excess or obsolete inventories to their net realizable value in the period in which the impair-ment is identified. Write downs of inventory are included within Cost of product sales in the state-ments of comprehensive income. Included in inventories are materials used in the production of clinical products, which are charged to research and development expense when shipped to the clinical packaging site. Inventory manufactured prior to regulatory approval of a product (prelaunch inventory) is capitalized but immediately written down to zero. The cost of this write down is recognized in the statements of comprehensive income as research and development expenses. Once there is a high probability of regulatory approval being obtained for the product, the write-down is reversed, up to no more than the original cost. The reversal of the write-down is recognized as an offset to research and development expenses in the statements of comprehensive income. 3.6 Receivables (DKK million) 2023 2022 Receivables related to collaboration agreements 4,148 5,068 Prepayments 241 144 Trade receivables related to product sales 184 – Interest receivables 150 82 Receivables for securities matured – 290 Other receivables 286 176 Total at December 31 5,009 5,760 Non-current receivables 62 48 Current receivables 4,947 5,712 Total at December 31 5,009 5,760 During 2023 and 2022, there were no losses related to receivables and the credit risk on receivables is considered to be limited. The provision for expected credit losses was zero given that there have been no credit losses over the last three years and the high-quality nature (top tier life science companies and major distrib-utors) of Genmab’s customers are not likely to result in future default risk. The receivables are mainly comprised of royalties, milestones and amounts due under collaboration agreements and are non-interest bearing receiv-ables which are due less than one year from the balance sheet date. Refer to Note 4.2 for additional informa-tion about interest receivables and related credit risk.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 94 Accounting Policies Receivables are designated as financial assets measured are initially measured at fair value or transaction price and subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit losses. Accounts receivable arising from product sales consists of amounts due from customers, net of customer allowances for chargebacks, cash and other discounts and estimated credit losses. Genmab’s contracts with customers have initial payment terms that range from 30 to 180 days. Genmab utilizes a simplified approach to measuring expected credit losses and uses a lifetime expected loss allowance for all receiv-ables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. Prepayments include expenditures related to a future financial period. Prepayments are measured at nominal value. 3.7 Deferred Revenue Genmab has recognized the following liabilities related to the AbbVie collaboration agreement. (DKK million) 2023 2022 Deferred revenue at January 1 513 513 Payment received – – Revenue recognized during the year – – Total at December 31 513 513 Non-current deferred revenue 480 480 Current deferred revenue 33 33 Total at December 31 513 513 Deferred revenue was recognized in connec-tion with the AbbVie collaboration agreement. An upfront payment of USD 750 million (DKK 4,911 million) was received in July 2020 of which DKK 4,398 million was recognized as license revenue during 2020. The revenue deferred at the initiation of the AbbVie agreement in June 2020 related to four product concepts to be identified and subject to a research agreement to be negotiated between Genmab and AbbVie. During the first quarter of 2022, Genmab and AbbVie entered into the aforementioned research agreement that governs the research and development activities in regard to the product concepts. As of December 31, 2023, all four product concepts have been selected for research and development. As part of the continued evalua-tion of deferred revenue related to the AbbVie collaboration agreement, Genmab’s classification of deferred revenue reflects the current estimate of co-development activities related to these product concepts as of December 31, 2023. None of the deferred revenue was recognized as reim-bursement revenue in 2023, 2022 or 2021. Refer to Note 5.6 for additional information related to the AbbVie collaboration. 3.8 Other Payables (DKK million) 2023 2022 Liabilities related to collaboration agreements 145 70 Staff cost liabilities 637 481 Accounts payable 330 245 Other liabilities 1,230 931 Total at December 31 2,342 1,727 Non-current other payables 35 11 Current other payables 2,307 1,716 Total at December 31 2,342 1,727 Accounting Policies Other payables, excluding provisions, are initially measured at fair value and subsequently measured in the balance sheet at amortized cost. The current other payables are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the next financial year. Non-current payables are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assess-ments of the time value of money and the risks specific to the obligation. The increase in the liability due to passage of time is recognized as interest expense. Accounts Payable Accounts payable are measured in the balance sheet at amortized cost. Other Liabilities Other liabilities primarily include accrued expenses related to our research and devel-opment project costs and are measured in the balance sheet at amortized cost. Refer to Note 2.3 for accounting policies related to staff costs.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 95 4.1 Capital Management Genmab’s goal is to maintain a strong capital base so as to maintain investor, creditor and market confidence, and a continuous advance-ment of Genmab’s product pipeline and business in general. Genmab is primarily financed through revenues under various collaboration agreements and had, as of December 31, 2023, cash and cash equivalents of DKK 14,867 million and market-able securities of DKK 13,268 million compared to DKK 9,893 million and DKK 12,431 million, respectively, as of December 31, 2022. Genmab’s cash and cash equivalents and marketable secu-rities support the advancement of our product pipeline and operations. The adequacy of our available funds will depend on many factors, including the level of DARZALEX and other royalty streams, progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, Genmab may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative agreements with partners, or from other sources. The Board of Directors monitors the share and capital structure to ensure that Genmab’s capital resources support its strategic goals. Neither Genmab A/S nor any of its subsid-iaries are subject to externally imposed capital requirements. 4.2 Financial Risk The financial risks of Genmab are managed centrally. The overall risk management guidelines have been approved by the Board of Directors and include the Group’s investment policy related to our marketable securities. The Group’s risk management guidelines are established to identify and analyze the risks faced by the Genmab Group, to set the appropriate risk limits and controls and to monitor the risks and adherence to limits. It is Genmab’s policy not to actively speculate in financial risks. The Group’s financial risk management is directed solely towards monitoring and reducing financial risks which are directly related to Genmab’s operations. The primary objective of Genmab’s invest-ment activities is to preserve capital and ensure liquidity with a secondary objective of maximizing the return derived from security investments without significantly increasing risk. Therefore, our investment policy includes among other items, guidelines and ranges for which investments (which are primarily shorter-term in nature) are considered to be eligible investments for Genmab and which investment parameters are to be applied, including maturity limitations and credit ratings. In addition, the policy includes specific diversification criteria and investment limits to minimize the risk of loss resulting from over-concentration of assets in a specific class, issuer, currency, country, or economic sector. Genmab’s marketable securities are admin-istrated by external investment managers. The investment guidelines and managers are reviewed regularly to reflect changes in market conditions, Genmab’s activities and financial position. Genmab’s investment policy allows investments in debt rated BBB- or greater by S&P or Fitch and in debt rated Baa3 or greater by Moody’s. The policy also includes addi-tional allowable investment types such as corporate debt, commercial paper, certificates of deposit, and certain types of AAA rated asset-backed securities. In addition to the capital management and financing risk mentioned in Note 4.1, Genmab has identified the following key financial risk areas, which are mainly related to our marketable securities portfolio: • credit risk; • foreign currency risk; and • interest rate risk All of Genmab’s marketable securities are traded in established markets. Given the current market conditions, all future cash inflows including re-investments of proceeds from the disposal of marketable securities are invested in highly liquid, investment grade securities. Refer to Note 4.4 for additional information regarding marketable securities. Section 4 Capital Structure, Financial Risk and Related Items This section includes disclosures related to how Genmab manages its capital structure, cash position and related risks and items. Genmab is primarily financed through partnership collaborations.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 96 Credit Risk Genmab is exposed to credit risk and losses on marketable securities and bank deposits. The maximum credit exposure related to Genmab’s cash and cash equivalents and marketable secu-rities was DKK 28,135 million as of December 31, 2023 compared to DKK 22,324 million as of December 31, 2022. The maximum credit exposure to Genmab’s receivables was DKK 5,009 million as of December 31, 2023 compared to DKK 5,760 million as of December 31, 2022. Marketable Securities To manage and reduce credit risks on our securi-ties, Genmab’s policy is to ensure only securities from investment grade issuers are eligible for our portfolios. No issuer of marketable securities can be accepted if the issuer, at the time of purchase, does not have the credit quality equal to or better than the rating shown in the table below from at least one of the rating agencies. If an issuer is rated by more than one of the rating agencies listed below, the credit assessment is made against the lowest rating available for the issuer. Category S&P Moody’s Fitch Short-term A-2 P-2 F-2 Long-term BBB- Baa3 BBB-Genmab’s current portfolio is spread over a number of different securities with a focus on liquidity and security. As of December 31, 2023, 71% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 75% as of December 31, 2022. The total value of marketable securities amounted to DKK 13,268 million at the end of 2023 compared to DKK 12,431 million at the end of 2022. Cash and Cash Equivalents To reduce the credit risk on our bank deposits, Genmab’s policy is only to invest its cash deposits with highly rated financial institutions. Currently, these financial institutions have a short-term Fitch and S&P rating of at least F1 and A1, respectively. In addition, Genmab maintains bank deposits at a level necessary to support the short-term funding requirements of Genmab. The total value of bank deposits including AAA rated money market funds and short-term marketable securities classified as cash equiv-alents amounted to DKK 14,867 million as of December 31, 2023 compared to DKK 9,893 million at the end of 2022. The increase was primarily driven by Genmab’s profitability and shortened duration on the portfolio over the course of 2023. Receivables The credit risk related to our receivables is not significant based on the high-quality nature of Genmab’s collaboration partners. As disclosed in Note 2.1, Janssen, Novartis, Roche, AbbVie and BioNTech are Genmab’s primary partners in which receivables are established for royalties, milestone revenue and reimbursement revenue. Foreign Currency Risk Genmab’s presentation currency is the DKK; however, Genmab’s revenues and expenses are in a number of different currencies. Consequently, there is a substantial risk of exchange rate fluctu-ations having an impact on Genmab’s cash flows, profit (loss) and/or financial position in DKK. The majority of Genmab’s revenue is generated in USD. Exchange rate changes to the USD will result in changes to the translated value of future net profit before tax and cash flows. Genmab’s revenue in USD was 86% of total revenue in 2023 as compared to 89% in 2022 and 92% in 2021. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. Movements in foreign exchanges against the annual Currency Hedge Rate will result in changes to royalties due to Genmab impacting net profit before tax and cash flows. There is also exposure that exchange rate fluctu-ations may impact equity as part of the currency translation adjustments required to convert the investments in foreign subsidiaries from their respective functional currencies to the presen-tation currency during consolidation, however any such fluctuations would be immaterial. The foreign subsidiaries are not significantly affected by currency risks as both revenues and expenses are primarily settled in the foreign subsidiaries’ functional currencies. Assets and Liabilities in Foreign Currency Genmab’s marketable securities denominated in USD, DKK, EUR and GBP as a percentage of total marketable securities were as follows: Percent December 31, 2023 December 31, 2022 USD 81% 80% DKK 12% 12% EUR 6% 7% GBP 1% 1% Total at December 31 100% 100% Genmab’s USD currency exposure is mainly related to cash and cash equivalents, market-able securities, and receivables related to our collaborations with Janssen, AbbVie, and Roche. Significant changes in the exchange rate of USD to DKK could cause net profit before tax to change materially as gains and losses are recog-nized in the income statement. Based on the amount of assets and liabilities denominated in USD as of December 31, 2023 and 2022, a 10% increase/decrease in the USD to DKK exchange rate is estimated to impact Genmab’s net profit before tax by approximately DKK 2.7 billion and DKK 2.2 billion, respectively. The analysis assumes that all other variables, in particular interest rates, remain constant. The movements in the income statement and equity arise from monetary items (cash and cash equivalents, marketable securities, receivables and liabilities) where the functional currency of the entity differs from the currency that the monetary items are denominated in.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 97 Genmab’s EUR exposure is mainly related to our marketable securities, receivables under our collaboration with BioNTech, and other costs denominated in EUR. Since the introduction of the EUR in 1999, Denmark has committed to maintaining a central rate of 7.46 DKK to the EUR. This rate may fluctuate within a +/- 2.25% band. Should Denmark’s policy toward the EUR change, the DKK values of our EUR denominated assets and costs could be materially different compared to what is calculated and reported under the existing Danish policy toward the DKK/EUR. As of December 31, 2023 and 2022, Genmab’s EUR exposure is not material. Genmab’s GBP currency exposure is mainly related to contracts and marketable securi-ties denominated in GBP. As of December 31, 2023 and 2022, Genmab’s GBP exposure is not material. Interest Rate Risk Genmab’s exposure to interest rate risk is primarily related to marketable securities, as Genmab currently does not have significant interest-bearing debts. Marketable Securities The securities in which the Group has invested bear interest rate risk, as a change in market-derived interest rates may cause fluctuations in the fair value of the investments. In accordance with the objective of the investment activities, the portfolio of securities is monitored on a total return basis. To control and minimize the interest rate risk, Genmab maintains an investment portfolio in a variety of securities with a relatively short effective duration with both fixed and variable interest rates. A sensitivity analysis was performed on Genmab’s marketable securities, and based on exposures in 2022 and 2023, a hypothetical +/- 1% interest rate change would not have resulted in a material change in the fair values of these financial instruments. Due to the short-term nature of the current investments and to the extent that Genmab is able to hold the investments to maturity, the current exposure to changes in fair value due to interest rate changes is considered to be insignificant compared to the fair value of the portfolio. (DKK million) 2023 2022 Year of Maturity 2023 – 6,254 2024 6,742 3,660 2025 3,717 1,801 2026 2,175 219 2027 232 45 2028+ 402 452 Total at December 31 13,268 12,431 4.3 Financial Assets and Liabilities Categories of Financial Assets and Liabilities December 31, (DKK million) Note 2023 2022 Financial assets measured at fair value through profit or loss Marketable securities 4.4 13,268 12,431 Other investments 3.4 134 133 Financial assets measured at amortized cost Receivables excluding prepayments 3.6 4,768 5,616 Cash and cash equivalents 14,867 9,893 Financial liabilities measured at amortized cost: Lease liabilities 3.3 (770) (597) Other payables excluding provisions 3.8 (2,316) (1,715) Fair Value Measurement December 31, 2023 2022 (DKK million) Note Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets Measured at Fair Value Marketable securities 4.4 13,268 – – 13,268 12,431 – – 12,431 Other investments 3.4 47 – 87 134 67 – 66 133

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 98 Marketable Securities Substantially all fair market values are deter-mined by reference to external sources using unadjusted quoted prices in established markets for our marketable securities (Level 1). Other Investments The fair value of Genmab’s investment in CureVac is determined using unadjusted quoted prices in established markets (Level 1). There were no transfers into or out of Level 3 during 2023 or 2022. Acquisitions (capital calls) and fair value changes on Level 3 investments in 2023 and 2022 were as follows: (DKK million) Other investments Fair value at December 31, 2021 27 Acquisitions 39 Fair value at December 31, 2022 66 Acquisitions 30 Fair value changes (9) Fair value at December 31, 2023 87 Accounting Policies Classification of Categories of Financial Assets and Liabilities Genmab classifies its financial assets held into the following measurement categories: • those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and • those to be measured at amortized cost. The classification depends on the business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. Genmab reclassifies debt investments only when its business model for managing those assets changes. Further details about the accounting policy for each of the categories are outlined in the respec-tive notes. Fair Value Measurement Genmab measures financial instruments, such as marketable securities, at fair value at each balance sheet date. Management assessed that the fair value of financial assets and liabil-ities measured at amortized cost such as bank deposits, receivables and other payables approx-imate their carrying amounts largely due to the short-term maturities of these instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market partic-ipants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: • In the principal market for the asset or liability, or • In the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by Genmab. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Genmab uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. For financial instruments that are measured in the balance sheet at fair value, IFRS 13 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy: • Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities • Level 2—Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) • Level 3—Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Genmab determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Any transfers between the different levels are carried out at the end of the reporting period.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 99 4.4 Marketable Securities (DKK million) Market value 2023 Share % Market value 2022 Share % USD portfolio Corporate bonds 6,039 46% 5,091 41% U.S. government bonds and treasury bills 3,247 24% 3,067 25% Commercial paper 451 3% 807 6% Other 1,003 8% 1,023 8% Total USD portfolio 10,740 81% 9,988 80% DKK portfolio Kingdom of Denmark bonds and treasury bills 419 3% 442 3% Danish mortgage-backed securities 1,170 9% 1,093 9% Total DKK portfolio 1,589 12% 1,535 12% EUR portfolio European government bonds and treasury bills 858 6% 832 7% GBP portfolio UK government bonds and treasury bills 81 1% 76 1% Total portfolio at December 31 13,268 100% 12,431 100% Marketable securities at December 31 13,268 12,431 Refer to Note 4.2 for additional information regarding the risks related to our marketable securities. Accounting Policies Marketable securities consist of investments in securities with a maturity of 90 days or greater at the time of acquisition. Measurement of market-able securities depends on the business model for managing the asset and the cash flow charac-teristics of the asset. Genmab assesses its debt instruments to determine classification based on the following measurement categories: • Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses), together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the statement of profit or loss. • Fair value through other comprehensive income (FVOCI): Assets that are held to achieve an objective by both collecting contractual cash flows as well as selling financial assets and where those cash flows represent solely payments of principal and interest, are measured at FVOCI. Changes in fair value on a debt investment that is subsequently measured at FVOCI are recognized in other comprehensive income. Impairment gains and losses, interest income and foreign exchange gains and losses are recognized in profit and loss and presented within financial income or expenses in the period in which they arise. • Fair value through profit and loss (FVPL): Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within financial income or expenses in the period in which it arises. Genmab’s portfolio is managed and evaluated on a fair value basis in accordance with its stated investment guidelines and the information provided internally to management. This business model does not meet the criteria for amortized cost or FVOCI and as a result marketable securi-ties are measured at FVPL. This classification is consistent with the prior year’s classification. Genmab invests its cash in deposits with major financial institutions, in AAA rated money market funds, Danish mortgage bonds, investment grade rated corporate debt, commercial paper, certifi-cates of deposit, certain types of AAA rated asset backed securities, U.S. Agency bonds, and notes issued by the Danish, European and U.S. govern-ments. The securities can be purchased and sold using established markets. Transactions are recognized at the trade date.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 100 4.5 Financial Income and Expenses (DKK million) 2023 2022 2021 Financial income: Interest and other financial income 939 324 197 Gain on marketable securities, net 319 – – Foreign exchange rate gain, net – 1,034 1,470 Total financial income 1,258 1,358 1,667 Financial expenses: Interest and other financial expenses (27) (21) (13) Loss on marketable securities, net – (361) (246) Loss on other investments, net (26) (298) (443) Foreign exchange rate loss, net (889) – – Total financial expenses (942) (680) (702) Net financial items 316 678 965 Interest Income Interest income was DKK 939 million in 2023 compared to DKK 324 million in 2022. The increase of DKK 615 million, or 190%, was driven by higher effective interest rates in the U.S., Europe and Denmark. Foreign Exchange Rate Gains and Losses Foreign exchange rate losses, net of DKK 889 million in 2023 compared to foreign exchange rate gains, net of DKK 1,034 million in 2022 and DKK 1,470 million in 2021 were primarily driven by foreign exchange movements impacting Genmab’s USD denominated marketable securities and cash and cash equivalents; in particular, the USD/DKK foreign exchange rates were as follows for each period: December 31, 2023 December 31, 2022 December 31, 2021 USD/DKK Foreign Exchange Rates 6.7447 6.9722 6.5612 % Increase/(Decrease) (3)% 6% 8% Refer to Note 4.2 for additional information on foreign currency risk. Marketable Securities Gains and Losses Gain on marketable securities, net was DKK 319 million in 2023 compared to loss on market-able securities, net of DKK 361 million in 2022. The increase of DKK 680 million, or 188%, was primarily driven by interest rate outlooks for the U.S. and Europe. Other Investments Loss on other investments, net was DKK 26 million in 2023, DKK 298 million in 2022 and DKK 443 million in 2021. The losses in the respective periods are primarily driven by the change in fair value of Genmab’s investment in common shares of CureVac. Accounting Policies Financial income and expenses include interest as well as foreign exchange rate adjustments and gains and losses on marketable securities (designated as FVPL) and realized gains and losses and write-downs of other securities and equity interests. Interest income is shown separately from gains and losses on marketable securities and other securities and equity interests.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 101 4.6 Share-Based Instruments Restricted Stock Unit Program Genmab A/S has established an RSU program (equity-settled share-based payment transac-tions) as an incentive for Genmab’s employees, members of the Executive Management, and members of the Board of Directors. RSUs granted to Executive Management are performance-based. RSUs are granted by the Board of Directors. RSU grants to members of the Board of Directors and members of the registered Executive Management are subject to the Remuneration Policy adopted at the Annual General Meeting. See the table below for a summary of key terms of Genmab’s RSU programs: RSUs granted in periods Key terms December 2019–February 2021 From February 2021 Grants Granted at closing share price on the grant date. Vesting (settlement) Cliff vesting—RSUs become fully vested on the first banking day of the month following a period of three years from the grant date. After RSUs vest, the holder receives one share in Genmab A/S for each RSU granted. In jurisdictions in which Genmab as an employer is required to withhold tax and settle with the tax authority on behalf of the employee, Genmab withholds the number of RSUs that are equal to the monetary value of the employee’s tax obligation from the total number of RSUs that otherwise would have been issued to the employee upon vesting (“net settlement”). Genmab A/S may at its sole discretion in extraordinary circumstances choose to make a cash settlement instead of delivering shares. Leaver Leavers—Forfeit all unvested RSUs except when due to retirement, death, serious sickness or serious injury, in which case granted but not yet vested RSUs shall remain outstanding and will be settled in accordance with their terms. Notwithstanding the above, the December 2020 RSU grant to members of the Board of Directors was made subject to pro-rata vesting upon termination of board services. Employees and Executive Management— RSUs remain outstanding and vest accordingly when the employment relationship is terminated by Genmab without cause. Good-Leavers1—May maintain a pro-rata portion of unvested RSUs. Bad-Leavers2—Forfeit all unvested RSUs. Death—Forfeit all unvested RSUs. 1. “Good-Leaver”—Dismissal without cause or termination of employment due to Genmab’s material breach of the RSU or Warrant holder’s employment terms, or if the participant is a member of the Board of Directors, if the membership of the Board of Directors ceases for any other reason than as a result of the participant’s death. 2.“Bad-leaver”—Dismissed for cause or during the employment probationary period. The RSU program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the vesting date and provisions to accelerate vesting of RSUs in the event of change of control as defined in the RSU program.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 102 RSU Activity in 2023, 2022 and 2021 Number of RSUs held by the Board of Directors Number of RSUs held by the Executive Management Number of RSUs held by employees Number of RSUs held by former members of the Executive Management, Board of Directors and employees Total RSUs Weighted average fair value—RSUs granted—DKK Total fair value of RSUs granted— DKK million Outstanding at January 1, 2021 12,565 66,182 197,374 17,807 293,928 Granted* 3,297 31,417 146,684 4,817 186,215 2,236.44 416 Settled (3,556) (14,089) (35,962) (9,967) (63,574) Transferred (688) 5,533 (14,810) 9,965 – Cancelled (653) – (255) (9,670) (10,578) Outstanding at December 31, 2021 10,965 89,043 293,031 12,952 405,991 Outstanding at January 1, 2022 10,965 89,043 293,031 12,952 405,991 Granted* 4,295 40,453 221,000 6,383 272,131 2,250.18 612 Settled (3,420) (17,165) (67,945) (12,847) (101,377) Transferred (2,368) – (13,749) 16,117 – Cancelled (653) – (9,195) (18,759) (28,607) Outstanding at December 31, 2022 8,819 112,331 423,142 3,846 548,138 Outstanding at January 1, 2023 8,819 112,331 423,142 3,846 548,138 Granted* 3,361 75,854 208,353 11,643 299,211 2,619.35 784 Settled (1,880) (35,773) (54,871) (9,805) (102,329) Transferred – 12,918 (55,103) 42,185 – Cancelled – (4,357) (35) (37,984) (42,376) Outstanding at December 31, 2023 10,300 160,973 521,486 9,885 702,644 *RSUs held by the Board of Directors include RSUs granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries. Refer to Note 5.1 for additional information regarding compensation of the Executive Management and the Board of Directors.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 103 Warrant Program Genmab A/S has established a warrant program (equity-settled share-based payment trans-actions) as an incentive for all the Genmab Group’s employees. Warrants are granted by the Board of Directors in accordance with authorizations given to it by Genmab A/S’ shareholders. Following Genmab’s Annual General Meeting on March 29, 2023, members of the registered Executive Management and members of the Board of Directors may only be granted RSUs. See the table below for a summary of key terms of Genmab’s warrant programs: Warrants granted in periods Key terms April 2012–March 2017 March 2017–February 2021 From February 2021 Grants Granted at an exercise price equal to the closing share price on the grant date. Vesting (exercisable) Annually over 4-year period (25% per year) Cliff vesting over 3-year period (100% after 3 years) Leaver Leavers—Forfeit all unvested warrants; however, may be able to exercise warrants on a regular schedule in instances where the employment relationship is terminated by Genmab without cause. Good-Leavers—May maintain a pro-rata portion of unvested warrants. Bad-Leavers—Forfeit all unvested warrants. Death—Forfeit all unvested warrants. Lapse 7th anniversary of grant date The warrant program contains anti-dilution provisions if changes occur in Genmab’s share capital prior to the warrants being exercised and provisions to accelerate vesting of warrants in the event of change of control or certain other extraordinary transactions as defined in the warrant program.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 104 Warrant Activity in 2023, 2022 and 2021 Number of warrants held by the Board of Directors Number of warrants held by the Executive Management Number of warrants held by employees Number of warrants held by former members of the Executive Management, Board of Directors and employees Total warrants Weighted average exercise price—DKK Weighted average share price at exercise date—DKK Outstanding warrants— % of share capital Outstanding at January 1, 2021 11,941 140,815 732,577 103,135 988,468 1,247.22 Granted* 1,217 1,287 167,080 6,400 175,984 2,282.35 Exercised (2,500) (7,250) (105,726) (57,232) (172,708) 780.48 2,439.80 Expired – – – – – – Cancelled – – (477) (22,816) (23,293) 1,956.91 Transfers – 24,782 (54,454) 29,672 – – Outstanding at December 31, 2021 10,658 159,634 739,000 59,159 968,451 1,501.49 1% Exercisable at year end 6,594 135,723 219,386 50,021 411,724 1,058.41 Exercisable warrants in the money at year end 6,594 135,723 219,386 50,021 411,724 1,058.41 Outstanding at January 1, 2022 10,658 159,634 739,000 59,159 968,451 1,501.49 Granted* 1,541 – 250,005 7,412 258,958 2,244.22 Exercised (1,558) (29,836) (176,948) (34,775) (243,117) 1,154.95 2,815.33 Expired – – – – – – Cancelled – – (13,670) (32,654) (46,324) 2,029.00 Transfers (8,721) – (25,373) 34,094 – – Outstanding at December 31, 2022 1,920 129,798 773,014 33,236 937,968 1,770.31 1% Exercisable at year end 617 118,571 282,296 32,695 434,179 1,265.68 Exercisable warrants in the money at year end 617 118,571 282,296 32,695 434,179 1,265.68 Outstanding at January 1, 2023 1,920 129,798 773,014 33,236 937,968 1,770.31 Granted* 403 – 198,001 10,973 209,377 2,632.02 Exercised – (11,900) (74,672) (26,390) (112,962) 1,341.40 2,657.76 Expired – – (1,200) (117) (1,317) 1,225.18 Cancelled – – (32) (43,143) (43,175) 2,274.50 Transfers – 21,295 (103,396) 82,101 – – Outstanding at December 31, 2023 2,323 139,193 791,715 56,660 989,891 1,980.25 1% Exercisable at year end 875 123,345 246,635 45,686 416,541 1,416.25 Exercisable warrants in the money at year end 617 123,345 192,945 43,632 360,539 1,272.37 *Warrants held by the Board of Directors include warrants granted to employee-elected Board Members as employees of Genmab A/S or its subsidiaries. Refer to Note 5.1 for additional information regarding compensation of the Executive Management and the Board of Directors.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 105 Weighted Average Outstanding Warrants at December 31, 2023 Exercise price DKK Grant date Number of warrants outstanding Weighted average remaining contractual life (in years) Number of warrants exercisable 962.00 June 7, 2018 3,520 1.44 3,520 1,025.00 December 10, 2018 99,733 1.94 99,733 1,032.00 December 15, 2017 60,799 0.96 60,799 1,050.00 September 21, 2018 12,792 1.73 12,792 1,147.50 June 6, 2019 2,775 2.43 2,775 1,155.00 March 29, 2019 506 2.25 506 1,161.00 March 1, 2019 8,373 2.17 8,373 1,210.00 April 10, 2018 3,678 1.28 3,678 1,334.50 October 11, 2019 22,392 2.78 22,392 1,362.50 March 26, 2020 26,264 3.24 26,264 1,402.00 March 28, 2017 6,660 0.24 6,660 1,408.00 June 8, 2017 678 0.44 678 1,432.00 October 5, 2017 1,994 0.76 1,994 1,615.00 December 5, 2019 104,549 2.93 104,549 1,948.00 June 3, 2020 5,826 3.43 5,826 2,070.00 February 26, 2021 82,853 4.16 – 2,103.00 June 9, 2022 20,263 5.44 – 2,129.00 January 25, 2022 15,695 5.07 – 2,144.00 November 21, 2023 7,626 6.89 – 2,148.00 April 13, 2021 14,564 4.29 – 2,175.00 February 25, 2022 152,619 5.15 – 2,317.00 October 7, 2020 33,629 3.77 33,629 2,381.00 December 15, 2020 22,373 3.96 22,373 2,408.00 March 29, 2022 13,162 5.25 – 2,491.00 September 28, 2023 7,866 6.74 – 2,492.00 January 28, 2021 10,053 4.08 – 2,585.00 September 20, 2022 18,632 5.72 – 2,594.00 March 29, 2023 15,811 6.25 – 2,641.00 November 22, 2021 6,297 4.89 – 2,661.00 February 24, 2023 154,746 6.15 – 2,680.00 January 24, 2023 5,030 6.07 – 2,688.00 June 8, 2023 7,958 6.44 – 2,698.00 June 22, 2021 13,163 4.48 – 2,806.00 October 7, 2021 18,583 4.77 – 3,172.00 November 21, 2022 8,429 5.89 – 1,980.25 989,891 4.11 416,541 Weighted Average Outstanding Warrants at December 31, 2022 Exercise price DKK Grant date Number of warrants outstanding Weighted average remaining contractual life (in years) Number of warrants exercisable 815.50 March 17, 2016 2,725 0.21 2,725 962.00 June 7, 2018 4,646 2.44 4,646 1,025.00 December 10, 2018 109,918 2.94 109,918 1,032.00 December 15, 2017 63,230 1.96 63,230 1,050.00 September 21, 2018 14,024 2.73 14,024 1,136.00 October 6, 2016 2,695 0.77 2,695 1,145.00 December 15, 2016 14,963 0.96 14,963 1,147.50 June 6, 2019 9,386 3.43 9,386 1,155.00 March 29, 2019 5,509 3.25 5,509 1,161.00 March 1, 2019 10,128 3.17 10,128 1,210.00 April 10, 2018 7,090 2.28 7,090 1,233.00 June 9, 2016 3,681 0.44 3,681 1,334.50 October 11, 2019 32,150 3.78 32,150 1,362.50 March 26, 2020 30,938 4.24 – 1,402.00 March 28, 2017 6,837 1.24 6,837 1,408.00 June 8, 2017 954 1.44 954 1,424.00 February 10, 2017 408 1.11 408 1,427.00 March 29, 2017 8,400 1.25 8,400 1,432.00 October 5, 2017 1,994 1.76 1,994 1,615.00 December 5, 2019 135,441 3.93 135,441 1,948.00 June 3, 2020 12,961 4.43 – 2,070.00 February 26, 2021 90,968 5.16 – 2,103.00 June 9, 2022 22,221 6.44 – 2,129.00 January 25, 2022 15,986 6.07 – 2,148.00 April 13, 2021 15,097 5.29 – 2,175.00 February 25, 2022 166,286 6.15 – 2,317.00 October 7, 2020 34,109 4.77 – 2,381.00 December 15, 2020 22,983 4.96 – 2,408.00 March 29, 2022 13,459 6.25 – 2,492.00 January 28, 2021 10,053 5.08 – 2,585.00 September 20, 2022 19,644 6.72 – 2,641.00 November 22, 2021 6,456 5.89 – 2,698.00 June 22, 2021 14,216 5.48 – 2,806.00 October 7, 2021 19,476 5.77 – 3,172.00 November 21, 2022 8,936 6.89 – 1,770.31 937,968 4.40 434,179

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 106 Accounting Policies Share-Based Compensation Expenses Share-based compensation expense is recog-nized in the income statement based on the estimated fair value of the awards at grant date. Subsequently, the fair value is not remeasured. The expense recognized reflects an estimate of the number of awards expected to vest after taking into consideration an estimate of award forfeitures based on historical experience and is recognized on a straight-line basis over the requisite service period, which is the vesting period. Genmab reassesses its estimate of the number of shares expected to vest periodically. Management expectations related to the achieve-ment of performance goals associated with performance-based RSU grants is assessed periodically, and that assessment is used to determine whether such grants are expected to vest or if any revision to the current estimate is required. Genmab recognizes the impact of the revised estimate of the number of awards expected to vest, if any, as an adjustment to the income statement over the remaining vesting period. If performance-based milestones related to performance-based RSU grants are not met or not expected to be met, any share-based compensation expense recognized to date asso-ciated with grants that are not expected to vest will be reversed. Share-based compensation expenses represent calculated values of warrants, RSUs and performance-based RSUs granted and do not represent actual cash expenditures. A corresponding amount is recognized in shareholders’ equity as the warrant, RSU and performance-based RSU programs are desig-nated as equity-settled share-based payment transactions. Management’s Judgements and Estimates Share-Based Compensation Expenses The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model. This pricing model requires the input of subjective assumptions such as: • The expected stock price volatility, which is based upon the historical volatility of Genmab’s stock price; • The risk-free interest rate, which is determined as the interest rate on Danish government bonds (bullet issues) with an average maturity of four to six years; • The expected life of warrants, which is based on vesting terms, expected rate of exercise and life terms in the current warrant program. These assumptions can vary over time and can change the fair value of future warrants granted. Valuation Assumptions for Warrants Granted in 2023, 2022 and 2021 The fair value of each warrant granted during the year is calculated using the Black-Scholes pricing model with the following assumptions: 2023 2022 2021 Weighted Average Fair value per warrant on grant date 924.10 664.08 701.82 Share price 2,632.02 2,244.22 2,282.35 Exercise price 2,632.02 2,244.22 2,282.35 Expected dividend yield 0% 0% 0% Expected stock price volatility 35.3% 33.5% 36.6% Risk-free interest rate 2.48% 0.15% –0.54% Expected life of warrants 5 years 5 years 5 years Total Fair Value of Amounts Granted Total fair value of warrants granted DKK 193 million DKK 172 million DKK 124 million

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 107 4.7 Share Capital Share Capital The share capital comprises the nominal amount of Genmab A/S ordinary shares, each at a nominal value of DKK 1. All shares are fully paid. As of December 31, 2023, the share capital of Genmab A/S comprised 66,074,535 shares of DKK 1 each with one vote. There are no restric-tions related to the transferability of the shares. All shares are regarded as negotiable instruments and do not confer any special rights upon the holder, and no shareholder shall be under an obli-gation to allow his/her shares to be redeemed. Genmab’s Board of Directors is authorized to increase the share capital by subscription of new shares, issue warrants to subscribe for shares and raise loans against bonds as well as other financial instruments of Genmab A/S as set out in articles 4A-5B of Genmab A/S’ articles of association. Further, Genmab’s share capital is in compliance with the capital requirements of the Danish Companies Act and the rules of Nasdaq Copenhagen. See table below for warrants issued and reissued and warrants available for reissue under active authorizations as of December 31, 2023: April 13, 2021 authorization March 29, 2019 authorization Warrants issued 242,123 500,000 Warrants reissued 17,283 79,266 Warrants available for issue 507,877 – Warrants available for reissue 2,136 2,418 Share Premium The share premium reserve is comprised of the amount received, attributable to shareholders’ equity, in excess of the nominal amount of the shares issued at the parent company’s offerings, reduced by any external expenses directly attributable to the offerings. The share premium reserve can be distributed. Changes in Share Capital During 2021 to 2023 The share capital of DKK 66 million at December 31, 2023, is divided into 66,074,535 shares at a nominal value of DKK 1 each. Number of shares Share capital (DKK million) Share price ranges1 December 31, 2020 65,545,748 65.5 Exercise of warrants 172,708 0.2 DKK 31.75 to DKK 1,432.00 December 31, 2021 65,718,456 65.7 Exercise of warrants 243,117 0.3 DKK 466.20 to DKK 1,615.00 December 31, 2022 65,961,573 66.0 Exercise of warrants 112,962 0.1 DKK 815.50 to DKK 1,948.00 December 31, 2023 66,074,535 66.1 1. New shares were subscribed at share prices in connection with the exercise of warrants under Genmab’s warrant program.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 108 Treasury Shares Number of shares Share capital (DKK million) Proportion of share capital % Cost (DKK million) Shareholding at December 31, 2020 132,106 0.1 0.2 154 Purchase of treasury shares 200,000 0.2 0.3 447 Shares used for funding RSU program (43,781) – (0.1) (51) Shareholding at December 31, 2021 288,325 0.3 0.4 550 Purchase of treasury shares 370,000 0.4 0.6 908 Shares used for funding RSU program (68,377) (0.1) (0.1) (80) Shareholding at December 31, 2022 589,948 0.6 0.9 1,378 Purchase of treasury shares 220,000 0.2 0.3 564 Shares used for funding RSU program (65,778) (0.1) (0.1) (126) Shareholding at December 31, 2023 744,170 0.7 1.1 1,816 Share Repurchases Genmab intends to purchase its own shares primarily to cover obligations in relation to the share-based remuneration programs. 2023 authorization 2021 authorization 2019 authorization Number of shares authorized for repurchase1 500,000 500,000 500,000 Actual shares repurchased under authorization – 260,000 500,000 Shares available for repurchase as of December 31, 2023 500,000 240,000 – 1.Nominal value of DKK 500,000. As announced on February 22, 2023, Genmab initiated a share buy-back program. During 2023, Genmab acquired 220,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2022. The total amount paid to acquire the shares, including directly attributable costs, was DKK 564 million and was recognized as a deduction to shareholders’ equity. During 2022, Genmab acquired 370,000 of its own shares, representing approximately 0.6% of share capital as of December 31, 2021. The total amount paid to acquire the shares, including directly attributable costs, was DKK 908 million and was recognized as a deduction to shareholders’ equity. These shares are classi-fied as treasury shares and are presented within retained earnings on the balance sheet as of December 31, 2023. As of December 31, 2023, 744,170 treasury shares were held by Genmab.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 109 5.1 Remuneration of the Board of Directors and Executive Management The total remuneration of the Board of Directors and Executive Management is as follows: (DKK million) 2023 2022 2021 Wages and salaries 71 55 51 Share-based compensation expenses 100 70 58 Defined contribution plans 3 2 2 Total 174 127 111 The remuneration packages for the Board of Directors and Executive Management are described in further detail in Genmab’s 2023 Compensation Report. The remuneration packages are denominated in DKK, EUR, or USD. The Compensation Committee of the Board of Directors performs an annual review of the remu-neration packages. All incentive and variable remuneration is considered and adopted at the Company’s Annual General Meeting. Share-based compensation is included in the income statement and reported in the table above. Share-based compensation expense represents the estimated fair value of the awards at grant date and does not represent actual cash compensation received by the Board Members or Executive Management. Refer to Note 4.6 for additional information regarding Genmab’s share-based compensation programs and accounting policies. Section 5 Other Disclosures This section is comprised of various statutory disclosures or notes that are of secondary importance for the understanding of Genmab’s financials.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 110 Remuneration to the Board of Directors Base board fee Committee fees Share-based compensation expenses Total (DKK million) 2023 2022 2021 2023 2022 2021 2023 2022 2021 2023 2022 2021 Deirdre P. Connelly 1.2 1.2 1.2 0.5 0.5 0.5 1.1 0.9 0.7 2.8 2.6 2.4 Pernille Erenbjerg 0.9 0.9 0.9 0.4 0.4 0.4 0.8 0.7 0.5 2.1 2.0 1.8 Anders Gersel Pedersen 0.6 0.6 0.6 0.5 0.4 0.4 0.6 0.5 0.4 1.7 1.5 1.4 Paolo Paoletti 0.6 0.6 0.6 0.3 0.3 0.3 0.6 0.5 0.4 1.5 1.4 1.3 Rolf Hoffmann 0.6 0.6 0.6 0.3 0.3 0.4 0.6 0.5 0.4 1.5 1.4 1.4 Elizabeth O’Farrell1 0.6 0.5 – 0.3 0.2 – 1.0 0.6 – 1.9 1.3 – Jonathan Peacock2 – – 0.5 – – 0.3 – – 0.6 – – 1.4 Mijke Zachariasse3 0.6 0.6 0.6 – – – 0.5 0.4 0.3 1.1 1.0 0.9 Martin Schultz3 0.6 0.5 – – – – 0.2 – – 0.8 0.5 – Takahiro Hamatani3 0.6 0.5 – – – – 0.2 – – 0.8 0.5 – Peter Storm Kristensen4 – 0.1 0.6 – – – – 0.1 0.4 – 0.2 1.0 Rima Bawarshi Nassar4 – 0.1 0.6 – – – – 0.1 0.2 – 0.2 0.8 Total 6.3 6.2 6.2 2.3 2.1 2.3 5.6 4.3 3.9 14.2 12.6 12.4 1. Elizabeth O’Farrell was newly elected to the Board of Directors at the Annual General Meeting in March 2022. 2. Jonathan Peacock stepped down from the Board of Directors effective November 15, 2021, due to increased responsibilities in connection with his other board commitments. 3. Employee-elected board members were elected at the Annual General Meeting in March 2022. 4. Peter Storm Kristensen and Rima Bawarshi Nassar stepped down from the Board of Directors as employee-elected board members at the Annual General Meeting in March 2022. Refer to the section “Board of Directors” in Management’s Review for additional information regarding the Board of Directors.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 111 Remuneration to the Executive Management Base salary Defined contribution plans Other benefits Annual cash bonus Share-based compensation expenses Total (DKK million) 2023 2022 2021 2023 2022 2021 2023 2022 2021 2023 2022 2021 2023 2022 2021 2023 2022 2021 Jan van de Winkel 9.2 8.6 7.9 1.3 1.3 1.1 0.3 0.3 0.6 9.2 8.6 7.9 24.3 22.9 20.6 44.3 41.7 38.1 Anthony Pagano 4.4 4.3 3.2 0.1 0.1 0.1 – – – 2.6 2.6 1.9 12.5 9.5 7.2 19.6 16.5 12.4 Anthony Mancini 4.9 4.7 3.9 0.1 0.1 0.1 – – 3.1 2.9 2.8 2.3 13.9 11.4 7.2 21.8 19.0 16.6 Judith Klimovsky 5.0 4.9 4.0 0.1 0.1 0.1 – – – 3.0 2.9 2.5 13.6 14.1 13.2 21.7 22.0 19.8 Tahamtan Ahmadi1 4.7 4.6 3.3 0.1 0.1 0.1 – – – 2.9 2.8 2.0 12.1 7.7 5.5 19.8 15.2 10.9 Birgitte Stephensen2 2.6 – – 0.3 – – – – – 1.5 – – 5.7 – – 10.1 – – Christopher Cozic2 3.3 – – 0.1 – – – – – 2.0 – – 7.8 – – 13.2 – – Martine van Vugt3 2.5 – – 0.6 – – 0.1 – – 1.6 – – 4.1 – – 8.9 – – Total 36.6 27.1 22.3 2.7 1.7 1.5 0.4 0.3 3.7 25.7 19.7 16.6 94.0 65.6 53.7 159.4 114.4 97.8 1. Tahamtan Ahmadi was appointed Chief Medical Officer, Head of Experimental Medicines and member of the Executive Management in March 2021. 2.Birgitte Stephensen and Christopher Cozic were appointed Chief Legal Officer and Chief People Officer, respectively, and members of the Executive Management in March 2022. 3. Martine van Vugt was appointed Chief Strategy Officer and member of the Executive Management in March 2023. Genmab has decided to implement an adminis-trative organizational change whereby effective January 1, 2023, only Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, will be formally regis-tered as executive managers with the Danish Business Authority. Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Mancini, Executive Vice President and Chief Operating Officer, and Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer, will cease to be registered as executive managers with the Danish Business Authority; however, apart from the formal registration amendments there will be no changes to the Executive Management Team, including titles, areas of responsibility or otherwise. Refer to the section “Executive Management” in Management’s Review for additional informa-tion regarding the Executive Management. Severance Payments In the event Genmab terminates the service agreements with any member of the Executive Management team without cause, Genmab is obliged to pay his/her existing salary for one or two years after the end of the one-year notice period. However, in the event of termination by Genmab (unless for cause) or by any member of Executive Management as a result of a change of control of Genmab, Genmab is obliged to pay compensation equal to his/her existing total salary (including benefits) for up to two years in addition to the notice period. In 2021, the Remuneration Policy was amended at the Annual General Meeting to specify that the total value of the remuneration relating to the notice period for new members of Executive Management cannot exceed two years of remuneration, including all components of the remuneration. In case of the termination of the service agreements of the Executive Management without cause, the total impact on Genmab’s financial position is estimated to be approximately DKK 103 million as of December 31, 2023 (2022: DKK 82 million, 2021: DKK 72 million).

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 112 5.2 Related Party Disclosures Genmab’s related parties are its Board of Directors, Executive Management, and close members of the family of these persons. Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the Executive Management. Other than the remuneration and other transac-tions relating to the Board of Directors and the Executive Management described in Note 5.1, there were no material related party transactions during 2023, 2022 and 2021. 5.3 Commitments Purchase Obligations Genmab has entered into a number of agree-ments related to research and development activities that contain various obligations. These short-term contractual obligations amounted to approximately DKK 3,212 million as of December 31, 2023, all of which is due in less than two years (2022: approximately DKK 1,687 million). Genmab also has certain contingent commit-ments under license and collaboration agreements that may become due in the future. As of December 31, 2023, these contingent commitments amounted to approximately DKK 15,393 million (USD 2,282 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agreements for our preclinical and clinical stage development programs as compared to approximately DKK 20,077 million (USD 2,880 million) as of December 31, 2022. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events trig-gering such payments or obligations have not yet occurred. In addition to the above obligations, Genmab enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow Genmab the option to cancel, reschedule and adjust our require-ments based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agree-ments due to the conditional nature of our obligations and the unique facts and circum-stances involved in each particular agreement. 5.4 Fees to Auditors Appointed at the Annual General Meeting (DKK million) 2023 2022 2021 PricewaterhouseCoopers Audit fees 6.1 5.8 5.8 Audit-related fees 3.4 2.0 1.8 Tax fees – – – All other fees 0.1 – 0.1 Total 9.6 7.8 7.7 Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 3.5 million in 2023 (DKK 2.0 million and DKK 1.9 million in 2022 and 2021, respectively). These services primarily include agreed-upon procedures, other assurance assessments and reports, accounting advice, and educational training. 5.5 Adjustments to Cash Flow Statements (DKK million) Note 2023 2022 2021 Adjustments for non-cash transactions: Depreciation, amortization and impairment 3.1, 3.2, 3.3 295 362 248 Share-based compensation expenses 2.3, 4.6 586 439 310 Other – – (32) Total adjustments for non-cash transactions 881 801 526 Change in operating assets and liabilities: Receivables 797 (2,123) (1,009) Inventories (57) – – Other payables 622 283 304 Total change in operating assets and liabilities 1,362 (1,840) (705)

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 113 5.6 Collaborations and Technology Licenses Collaborations Genmab enters into collaborations with biotechnology and pharmaceutical companies to advance the development and commercial-ization of Genmab’s product candidates and to supplement its internal pipeline. Genmab seeks collaborations that will allow Genmab to retain significant future participation in product sales through either profit-sharing or royalties paid on net sales. Below is an overview of certain of Genmab’s collaborations that have had, or are expected in the near term to have, a significant impact on financial results. Janssen (Daratumumab/DARZALEX) In 2012, Genmab entered into a global license, development and commercialization agreement with Janssen for daratumumab (marketed for the treatment of certain multiple myeloma indica-tions as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and DARZALEX SC in Europe for SC administration). Under this agreement, Janssen is fully responsible for devel-oping and commercializing daratumumab, and all costs associated therewith. Genmab receives tiered royalty payments between 12% and 20% based on Janssen’s annual net product sales with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme. In addition, the royalties payable by Janssen are limited in time and subject to reduction on a country-by-country basis for customary reduction events, including for lack of Genmab patent coverage or upon patent expiration or invalidation in the relevant country and upon the first commercial sale of a biosimilar product in the relevant country (for as long as the biosimilar product remains for sale in that country). Pursuant to the terms of the agreement, Janssen’s obligation to pay royalties under this agreement will expire on a country-by-country basis on the later of the date that is 13 years after the first commercial sale of daratu-mumab in such country or upon the expiration or invalidation of the last-to-expire relevant Genmab patent (as defined in the agreement) covering daratumumab in such country. Genmab is also eligible to receive certain additional payments in connection with development, regulatory and sales milestones. In September 2020, Genmab commenced arbitra-tion against Janssen with respect to two different provisions of our license agreement for dara-tumumab, both relating to royalties payable to Genmab on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the U.S. and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in that arbi-tration denying both of Genmab’s claims. Genmab did not seek review of the award. Novartis (Ofatumumab/Kesimpta) Genmab and GlaxoSmithKline (GSK) entered a co-development and collaboration agreement for ofatumumab in 2006. The full rights to ofatu-mumab were transferred from GSK to Novartis in 2015. Novartis is now fully responsible for the development and commercialization of ofatu-mumab in all potential indications, including autoimmune diseases. Genmab is entitled to a 10% royalty payment on net sales for non-cancer treatments. Genmab pays a royalty to Medarex based on Kesimpta net sales. Novartis’s obli-gation to pay royalties to Genmab under this agreement expire on a country-by-country basis only in the event Novartis is no longer selling such product in a given country. The royalties are on a country by country basis subject to reduction in case of significant competition by competing products (as defined in the agreement) or a joint committee determination that a license of intellectual property owned by a third-party is necessary for commercialization. Roche (Teprotumumab/TEPEZZA) In May 2001, Genmab entered a collaboration with Roche to develop human antibodies to disease targets identified by Roche. In 2002, this alliance was expanded, and Roche made an equity investment in Genmab. Under the agreement, Genmab will receive milestones as well as royalty payments on successful products and, in certain circumstances, Genmab could obtain rights to develop products based on disease targets identified by Roche. Teprotumumab was created by Genmab under the collaboration with Roche and development and commercialization of the product, approved in 2020 by the U.S. FDA, as TEPEZZA, for the treatment of TED, was subsequently conducted by Horizon under a license from Roche. In October 2023, Amgen completed its acquisition of Horizon, including all the rights to the commer-cialization and development of teprotumumab. Under the terms of Genmab’s agreement with Roche, Genmab receives a mid-single digit royalty on net sales (as defined) of TEPEZZA, on a coun-try-by-country basis, for 10 years following the first commercial sale in such country. Pfizer (Tisotumab vedotin/Tivdak) In September 2010, Genmab and Pfizer entered into an ADC collaboration, and a commercial license and collaboration agreement was exe-cuted in October 2011. Under the agreement, Genmab was granted rights to utilize Pfizer’s ADC technology with its human monoclonal TF antibody. Pfizer was granted rights to exercise a co-development and co-commercialization option at the end of Phase 1 clinical development for tisotumab vedotin. In August 2017, Pfizer exercised this option. In October 2020, Genmab and Pfizer entered into a joint commercialization agreement. Genmab is co-promoting tisotumab vedotin in the U.S. and will lead commercial operational activities and book sales in Japan, while Pfizer will lead operational commercial activities in the U.S., Europe and China with a 50:50 profit split in those markets. In any other markets, Pfizer will be responsible for commercializing tisotumab vedotin and Genmab will receive royalties based on a per-centage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies will continue the practice of joint decision-making on the worldwide development and commercialization strategy for tisotumab vedotin. In September 2021, tisotumab vedotin was approved by the U.S. FDA and is marketed under the trade name Tivdak. Pfizer records product sales of Tivdak in the U.S. and Genmab shares 50% of the profits for this product.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 114 AbbVie (Epcoritamab/ EPKINLY/TEPKINLY) On June 10, 2020, Genmab entered into a broad oncology collaboration agreement with AbbVie to jointly develop and commercialize products including epcoritamab, and subsequently into a discovery research collaboration for up to four future differentiated antibody therapeutics for cancer. The companies will share commercial responsibilities for epcoritamab in the U.S. and Japan, with AbbVie responsible for further global commercialization. Genmab is the principal for net sales in the U.S. and Japan and receives tiered royalties between 22% and 26% on remaining net sales outside of these territories, subject to certain royalty reductions. For any product candidates developed as a result of the companies’ discovery research collaboration, Genmab and AbbVie will share responsibilities for global development and commercialization in the U.S. and Japan. Genmab retains the right to co-commercialize these products, along with AbbVie, outside of the U.S. and Japan. Under the terms of the agreement, Genmab received a USD 750 million (DKK 4,911 million) upfront payment in June 2020 and was initially entitled to receive an aggregate of up to USD 3.15 billion in additional development, regulatory and sales milestone payments for all programs. Included in these potential milestones were up to USD 1.15 billion in payments related to clinical development and commercial success across the three bispecific antibody programs originally included in the agreement. As a result of two programs being stopped, Genmab is instead contractually entitled to receive an aggregate of up to USD 2.55 billion in additional development, regulatory and sales milestone payments for all programs and an aggregate of up to USD 550 million in payments related to clinical development and commercial success for the one remaining bispecific antibody program, epcoritamab, included in the original agreement. In addition, and also included in these potential milestones, if all four next-gener-ation antibody product candidates developed as a result of the discovery research collaboration are successful, Genmab is eligible to receive up to USD 2.0 billion in option exercise and success-based milestones. In May 2023, epcoritamab was approved by the U.S. FDA and is marketed under the tradename EPKINLY. In September 2023, epcoritamab was approved by the EC and the Japan MHLW and is marketed under the tradenames TEPKINLY and EPKINLY, respectively. Genmab is entitled to tiered royalties between 22% and 26% on net sales for epcoritamab outside the U.S. and Japan. Except for these royalty-bearing sales, Genmab will share with AbbVie profits from the sale of licensed products on a 50:50 basis. Genmab and AbbVie split 50:50 the development costs related to epcoritamab, while Genmab will be responsible for 100% of the costs of the discovery research programs up to opt-in. The total transaction price of USD 750 million (DKK 4,911 million) was allocated to the four performance obligations based on the best estimate of relative stand-alone selling prices. The allocation of the transaction price to the performance obligations is summarized below: • Delivery of licenses for the three programs: USD 672 million (DKK 4,398 million) • Co-development activities for the product concepts: USD 78 million (DKK 513 million) For the license grants, Genmab based the stand-alone selling price on a discounted cash flow approach and considered several factors including, but not limited to, discount rate, devel-opment timeline, regulatory risks, estimated market demand and future revenue potential. For co-development activities related to up to four product concepts, a cost-plus margin approach was utilized. The performance obligations related to the delivery of licenses were completed at a point in time (June 2020) and Genmab recognized USD 672 million (DKK 4,398 million) as license fee revenue in June 2020. After delivery of the licenses, Genmab shares further development and commercial costs equally with AbbVie. AbbVie is not assessed as a customer but as a collaboration partner, and as such this part of the collaboration is not in scope of IFRS 15. Refer to Note 3.7 for information pertaining to the remaining performance obligation related to co-development activities for the product concepts. BioNTech In May 2015, Genmab entered into an agreement with BioNTech to jointly research, develop and commercialize bispecific antibody products using Genmab’s DuoBody technology platform. Under the terms of the agreement, BioNTech will provide proprietary antibodies against key immunomodu-latory targets, while Genmab provides proprietary antibodies and access to its DuoBody technology platform. Genmab paid an upfront fee of USD 10 million to BioNTech and an additional fee as certain BioNTech assets were selected for further development. If the companies jointly select any product candidates for clinical development, development costs and product ownership will be shared equally going forward. If one of the companies does not wish to move a product candidate forward, the other company is entitled to continue developing the product on prede-termined licensing terms. The agreement also includes provisions which will allow the parties to opt out of joint development at key points. During July 2022, Genmab and BioNTech expanded this collaboration to include the joint research, devel-opment and commercialization of monospecific antibody candidates using Genmab’s HexaBody technology platform. Genmab and BioNTech have four investigational medicines currently in clinical development: DuoBody-CD40x4-1BB (GEN1042/BNT312), acas-unlimab (GEN1046/BNT311), HexaBody-CD27 (GEN1053/BNT313) and GEN1056 (BNT322). In August and October 2023 respectively, two additional INDs were submitted for GEN1059 (BNT314, DuoBody-EpCAMx4-1BB) and GEN1055 (BNT315, HexaBody-OX40).

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 115 Janssen (DuoBody) In July 2012, and as amended in December 2013, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using our DuoBody technology platform. As of December 31, 2023, three DuoBody-based products created under this collaboration were in active clinical development and had been approved by regulatory authorities: RYBREVANT, TECVAYLI and TALVEY. Under our agreement with Janssen, Genmab is eligible to receive milestones and receives royalties between 8% and 10% on net sales of RYBREVANT, a mid-single digit royalty on net sales of TECVAYLI, and a mid-single digit royalty on net sales of TALVEY, all of which are subject to a reduction of such royalty payment in countries and territories where there are no relevant patents (as defined in the agreement), among other reductions. Pursuant to the terms of the DuoBody agreement, Janssen’s obligation to pay these royalties will expire on a country-by-country and licensed product-by-licensed product basis on the later of the date that is 10 years after the first sale of each licensed product in such country or upon the expiration of the last-to-expire relevant patent (as defined in the agreement) covering the licensed product in such country. Genmab pays a royalty to Medarex based on RYBREVANT net sales. 5.7 Subsequent Events No events have occurred subsequent to the balance sheet date that could signifi - cantly affect the financial statements as of December 31, 2023.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 116 Table of Contents Financial Statements of the Parent Company 117 Income Statements 118 Balance Sheets 119 Statements of Cash Flows 120 Statements of Changes in Equity Notes to the Financial Statements of the Parent Company 121 1 Accounting Policies 122 2 Revenue 123 3 Staff Costs 123 4 Corporate and Deferred Tax 124 5 Intangible Assets 125 6 Property and Equipment 126 7 Leases 126 8 Other Investments 126 9 Inventories 127 10 Receivables 127 11 Deferred Revenue 127 12 Other Payables 127 13 Marketable Securities 128 14 Financial Income and Expenses 128 15 Remuneration of the Board of Directors and Executive Management 128 16 Related Party Disclosures 129 17 Investments in Subsidiaries 129 18 Commitments 130 19 Fees to Auditors Appointed at the Annual General Meeting 130 20 Adjustments to Cash Flow Statements

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 117 (DKK million) Note 2023 2022 Revenue 2 17,126 14,737 Cost of product sales (86) – Research and development expenses 3, 5, 6 (8,826) (6,277) Selling, general and administrative expenses 3, 6 (2,521) (2,728) Operating expenses (11,347) (9,005) Operating profit 5,693 5,732 Financial income 14 1,239 1,300 Financial expenses 14 (911) (369) Net profit before tax 6,021 6,663 Corporate tax 4 (1,277) (1,491) Net profit 4,744 5,172 Financial Statements of the Parent Company Income Statements

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 118 (DKK million) Note December 31, 2023 December 31, 2022 Assets Intangible assets 5 378 357 Property and equipment 6 129 26 Right-of-use assets 7 232 9 Investments in subsidiaries 17 3,308 2,806 Receivables 10 49 35 Deferred tax assets 4 198 243 Other investments 8 87 66 Total non-current assets 4,381 3,542 Corporate tax receivable 4 – 189 Inventories 9 31 – Receivables 10 4,528 5,558 Receivables from subsidiaries 10 650 129 Marketable securities 13 13,268 12,431 Cash and cash equivalents 14,467 8,830 Total current assets 32,944 27,137 Total assets 37,325 30,679 Shareholders’ Equity and Liabilities Share capital 66 66 Share premium 12,461 12,309 Retained earnings 20,347 15,741 Total shareholders’ equity 32,874 28,116 Lease liabilities 7 227 – Deferred revenue 11 480 480 Other payables 12 20 – Total non-current liabilities 727 480 Corporate tax payable 45 – Payable to subsidiaries 12 2,525 1,136 Lease liabilities 7 19 5 Deferred revenue 11 33 33 Other payables 12 1,102 909 Total current liabilities 3,724 2,083 Total liabilities 4,451 2,563 Total shareholders’ equity and liabilities 37,325 30,679 Financial Statements of the Parent Company Balance Sheets

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 119 (DKK million) Note 2023 2022 Cash flows from operating activities: Net profit before tax 6,021 6,663 Reversal of financial items, net 14 (328) (931) Adjustment for non-cash transactions 20 145 172 Change in operating assets and liabilities 20 1,238 (2,096) Cash provided by operating activities before financial items 7,076 3,808 Interest received 888 280 Interest elements of lease payments 7 (9) – Interest paid (1) (1) Corporate taxes (paid)/received (1,056) (1,583) Net cash provided by operating activities 6,898 2,504 Cash flows from investing activities: Investment in intangible assets 5 (82) (191) Investment in tangible assets 6 (117) (21) Transactions with subsidiaries 868 374 Marketable securities bought (10,876) (9,659) Marketable securities sold 10,001 7,254 Other investments bought (30) (39) Net cash (used in) investing activities (236) (2,282) Cash flows from financing activities: Warrants exercised 152 280 Principal elements of lease payments 7 (15) (13) Purchase of treasury shares (564) (908) Payment of withholding taxes on behalf of employees on net settled RSUs (103) (88) Net cash (used in) financing activities (530) (729) Changes in cash and cash equivalents 6,132 (507) Cash and cash equivalents at the beginning of the period 8,830 8,783 Exchange rate adjustments (495) 554 Cash and cash equivalents at the end of the period 14,467 8,830 Cash and cash equivalents include: Bank deposits 13,114 8,236 Short-term marketable securities 1,353 594 Cash and cash equivalents at the end of the period 14,467 8,830 Financial Statements of the Parent Company Statements of Cash Flows

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 120 (DKK million) Share capital Share premium Retained earnings Shareholders’ equity Balance at December 31, 2021 66 12,029 11,226 23,321 Effect of prior period revision – – (89) (89) Balance at December 31, 2021 (revised) 66 12,029 11,137 23,232 Net profit – – 5,172 5,172 Exercise of warrants – 280 – 280 Purchase of treasury shares – – (908) (908) Share-based compensation expenses – – 439 439 Net settlement of RSUs – – (88) (88) Tax on items recognized directly in equity – – (11) (11) Balance at December 31, 2022 66 12,309 15,741 28,116 Net profit – – 4,744 4,744 Exercise of warrants – 152 – 152 Purchase of treasury shares – – (564) (564) Share-based compensation expenses – – 586 586 Net settlement of RSUs – – (103) (103) Tax on items recognized directly in equity – – (57) (57) Balance at December 31, 2023 66 12,461 20,347 32,874 Distribution of the Year’s Profit The Board of Directors proposes that the parent company’s 2023 net profit of DKK 4,744 million (2022: net profit of DKK 5,172 million) be carried forward to next year by transfer to retained earnings. Financial Statements of the Parent Company Statements of Changes in Equity

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 121 1 Accounting Policies The financial statements of the parent company have been prepared in accordance with the IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act (Class D). A number of new or amended standards became applicable for the current reporting period. Genmab A/S did not have to change its accounting policies as a result of the adoption of these standards. Refer to Note 1.2 in the consolidated financial statements for a description of new accounting policies and disclosures of the Group. Refer to Note 1.3 in the consolidated financial statements for a description of management’s judgements and estimates under IFRS. Supplementary Accounting Policies for the Parent Company Investments in Subsidiaries The cost method is used for measuring the investments in subsidiaries. Under the cost method, investments in subsidiaries are measured at historical cost. Equity interests in foreign currencies are translated to the reporting currency by use of historical exchange rates prevailing at the time of investment. Additions to the carrying value of investment in subsidiaries include capital contributions made by the parent and share-based payment trans-actions related to employees of the respective subsidiaries based on where the employee has rendered service. Distributions from the investment are recog-nized as income when declared, if any. If the distribution exceeds the current period income or if circumstances or changes in Genmab’s oper-ations indicate that the carrying amount of the subsidiary may not be recoverable, the carrying amount is tested for impairment. Where the recoverable amount of the investments is lower than cost, the investments are written down to this lower value. Refer to Note 1.1 in the consolidated financial statements for a description of the accounting policies of the Group. Notes to the Financial Statements of the Parent Company

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 122 Revision of Prior Period Financial Statements 2022 (DKK million) Revised balances Effect of error correction Previously reported balances Income Statements: Revenue 14,737 (90) 14,827 Operating expenses (9,005) – (9,005) Operating profit 5,732 (90) 5,822 Financial income/expense 931 – 931 Net profit before tax 6,663 (90) 6,753 Corporate tax (1,491) 20 (1,511) Net profit 5,172 (70) 5,242 Balance Sheet: Total non-current assets 3,542 – 3,542 Corporate tax receivable 189 39 150 Receivables 5,558 (198) 5,756 Other assets 21,390 – 21,390 Total current assets 27,137 (159) 27,296 Total assets 30,679 (159) 30,838 Other equity items 12,375 – 12,375 Retained earnings 15,741 (159) 15,900 Total shareholders’ equity 28,116 (159) 28,275 Total liabilities 2,563 – 2,563 Total shareholders’ equity and liabilities 30,679 (159) 30,838 Cash Flow Statement: Net profit before tax 6,663 (90) 6,753 Reversal of financial items, net (931) – (931) Adjustment for non-cash transactions 172 – 172 Change in operating assets and liabilities (2,096) 90 (2,186) Cash flows from operating activities before financial items 3,808 – 3,808 Other items (1,304) – (1,304) Net cash provided by operating activities 2,504 – 2,504 Refer to Note 1.4 in the consolidated financial statements for additional information regarding the revision of the Group financial statements. 2 Revenue (DKK million) 2023 2022 Revenue by type: Royalties 13,705 11,582 Reimbursement revenue— External 864 818 Reimbursement revenue— Intercompany 937 232 Milestone revenue 1,177 1,767 Collaboration revenue 307 332 License revenue – 6 Net product sales— Intercompany 136 – Total 17,126 14,737 Revenue by collaboration partner: Janssen 11,949 10,530 AbbVie 732 1,174 Roche 704 796 Novartis 1,511 815 BioNTech 784 708 Pfizer1 373 413 Other – 69 Total2 16,053 14,505 Royalties by product: DARZALEX 11,265 9,966 Kesimpta 1,494 779 TEPEZZA 704 796 Other3 242 41 Total 13,705 11,582 1. Pfizer acquired Seagen in December 2023. 2. Excludes Genmab’s intercompany revenue. 3.Other consist of royalties from net sales of RYBREVANT, TECVAYLI, TALVEY and TEPKINLY. Refer to Note 2.1 in the consolidated financial statements for additional information regarding revenue of the Group.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 123 3 Staff Costs (DKK million) 2023 2022 Wages and salaries 500 392 Share-based compensation 84 68 Defined contribution plans 39 29 Other social security costs 9 25 Total 632 514 Staff costs are included in the income statement as follows: Research and development expenses 501 393 Selling, general and administrative expenses 131 121 Total 632 514 Average number of FTE 440 348 Number of FTE at year-end 465 385 Refer to Note 2.3 in the consolidated financial statements for additional information regarding staff costs of the Group. 4 Corporate and Deferred Tax Taxation—Income Statement & Shareholders’ Equity (DKK million) 2023 2022 Current tax Current tax on profit 1,288 1,488 Adjustment to deferred tax (11) 3 Total tax for the period in the income statement 1,277 1,491 A reconciliation of Genmab’s effective tax rate relative to the Danish statutory tax rate is as follows: (DKK million) 2023 2022 Net profit before tax 6,021 6,663 Tax at the Danish statutory corporation tax rate of 22% for all periods 1,325 1,466 Tax effect of: Non-deductible expenses/non-taxable income and other permanent differences, net (52) 37 All other 4 (12) Total tax effect (48) 25 Total tax for the period in the income statement 1,277 1,491 Total tax for the period in shareholders’ equity 57 (22) Effective Tax Rate 21.2% 22.4%

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 124 Taxation—Balance Sheet Significant components of the deferred tax asset are as follows: (DKK million) 2023 2022 Share-based instruments 37 124 Deferred revenue 113 113 Other temporary differences 48 6 Total deferred tax assets 198 243 Refer to Note 2.4 in the consolidated financial statements for additional information regarding corporate and deferred tax of the Group. 5 Intangible Assets Licenses, rights, and patents (DKK million) 2023 2022 Cost at January 1 1,011 820 Additions for the year 82 191 Cost at December 31 1,093 1,011 Accumulated amortization and impairment at January 1 (654) (584) Amortization for the year (61) (70) Accumulated amortization and impairment at December 31 (715) (654) Carrying amount at December 31 378 357 (DKK million) 2023 2022 Amortization and impairment included in the income statement as follows: Research and development expenses 61 70 Total 61 70 Parent Company intangible assets include licenses and rights primarily to gain access to targets and technologies identified by third parties as well as subsidiaries. Refer to Note 3.1 in the consolidated financial statements for additional information regarding intangible assets of the Group.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 125 6 Property and Equipment (DKK million) Leasehold improvements Equipment, furniture and fixtures Assets under construction Total property and equipment 2023 Cost at January 1 4 24 17 45 Additions for the year 5 10 100 115 Transfers between the classes 69 48 (117) – Disposals for the year – – – – Cost at December 31 78 82 – 160 Accumulated depreciation and impairment at January 1 (4) (15) – (19) Depreciation for the year (3) (9) – (12) Disposals for the year – – – – Accumulated depreciation and impairment at December 31 (7) (24) – (31) Carrying amount at December 31 71 58 – 129 2022 Cost at January 1 4 25 6 35 Additions for the year – 6 11 17 Disposals for the year – (7) – (7) Cost at December 31 4 24 17 45 Accumulated depreciation and impairment at January 1 (3) (19) – (22) Depreciation for the year (1) (5) – (6) Disposals for the year – 9 – 9 Accumulated depreciation and impairment at December 31 (4) (15) – (19) Carrying amount at December 31 – 9 17 26 (DKK million) 2023 2022 Depreciation and impairment included in the income statement as follows: Research and development expenses 6 2 Selling, general and administrative expenses 6 4 Total 12 6 Refer to Note 3.2 in the consolidated financial statements for additional information regarding property and equipment of the Group.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 126 7 Leases The parent company has entered into lease agreements with respect to office space. The leases are non-cancellable over various periods through 2038. (DKK million) 2023 2022 Right-of-use assets Balance at January 1 9 12 Additions to right-of-use assets1 242 10 Depreciation charge for the year (19) (13) Balance at December 31 232 9 Lease liabilities Current 19 5 Non-current 227 – Total at December 31 246 5 Cash outflow for lease payments 24 13 1. Additions to right-of-use assets also includes modifications to existing leases and adjustments to the provisions for contractual restoration obligations related to leases of Genmab offices. Variable lease payments, lease interest expense, and low-value assets are immaterial. Future minimum payments under leases are as follows: (DKK million) 2023 2022 Payment due Less than 1 year 23 5 1 to 3 years 45 – More than 3 years but less than 5 years 45 – More than 5 years 202 – Total at December 31 315 5 Refer to Note 3.3 in the consolidated financial statements for additional information regarding leases of the Group. 8 Other Investments (DKK million) 2023 2022 Fund Investments 87 66 Total at December 31 87 66 Refer to Note 3.4 to the consolidated financial statements for additional information on other investments of the Group. 9 Inventories (DKK million) 2023 2022 Raw materials 14 – Work in progress – – Finished goods 19 – Total inventories (gross) at December 31 33 – Allowances at year end (2) – Total inventories (net) at December 31 31 – Refer to Note 3.5 in the consolidated financial statements for additional information regarding inventories of the Group.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 127 10 Receivables (DKK million) 2023 2022 Receivables related to collaboration agreements 4,148 5,059 Prepayments 121 84 Receivables from subsidiaries 650 129 Interest receivables 149 83 Receivables for securities matured – 290 Other receivables 159 77 Total at December 31 5,227 5,722 Non-current receivables 49 35 Current receivables 5,178 5,687 Total at December 31 5,227 5,722 Refer to Note 3.6 in the consolidated financial statements for additional information regarding receivables of the Group. 11 Deferred Revenue (DKK million) 2023 2022 Deferred revenue at January 1 513 513 Customer payment received – – Revenue recognized during the year – – Total at December 31 513 513 Non-current deferred revenue 480 480 Current deferred revenue 33 33 Total at December 31 513 513 Refer to Note 3.7 in the consolidated financial statements for additional information regarding deferred revenue of the Group. 12 Other Payables (DKK million) 2023 2022 Liabilities related to collaboration agreements 47 70 Staff cost liabilities 106 90 Accounts payable 107 90 Payable to subsidiaries 2,525 1,136 Other liabilities 862 659 Total at December 31 3,647 2,045 Non-current other payables 20 – Current other payables 3,627 2,045 Total at December 31 3,647 2,045 Refer to Note 3.8 in the consolidated financial statements for additional information regarding other payables of the Group. 13 Marketable Securities Refer to Note 4.4 in the consolidated financial statements for additional information on marketable securities of the Group.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 128 14 Financial Income and Expenses (DKK million) 2023 2022 Financial income: Interest and other financial income 919 321 Gain on marketable securities, net 320 – Gain on other investments, net – 1 Foreign exchange rate gain, net – 978 Total financial income 1,239 1,300 Financial expenses: Interest and other financial expenses (12) (6) Interest to subsidiaries (9) (2) Loss on marketable securities, net – (361) Loss on other investments, net (8) – Foreign exchange rate loss, net (882) – Total financial expenses (911) (369) Net financial items 328 931 Refer to Note 4.5 in the consolidated financial statements for additional information regarding financial income and expenses of the Group. 15 Remuneration of the Board of Directors and Executive Management Remuneration of the Board of Directors for the parent is the same as the Group. Remuneration of Executive Management for the parent company is 10% of total compensation for each member of Executive Management as reported in Note 5.1 in the consolidated financial statements, per service agreement with each member of Executive Management. Refer to Note 5.1 in the consolidated financial statements for additional information regarding the remuneration of the Board of Directors and Executive Management. 16 Related Party Disclosures Genmab A/S’ related parties are the parent company’s subsidiaries, Board of Directors, Executive Management, and close members of the family of these persons. Transactions With Subsidiaries Genmab B.V., Genmab Holding B.V., Genmab US, Inc. and Genmab K.K. are 100% (directly or indirectly) owned subsidiaries of Genmab A/S and are included in the consolidated financial statements. During 2023, various intercompany transactions and services between the aforementioned companies took place in the field of product sales, research and development, selling, general and administration, finance and management. All intercompany transactions have been eliminated in the consolidated financial statements of the Genmab Group. (DKK million) 2023 2022 Transactions with subsidiaries: Income statement: Net product sales 136 – Reimbursement revenue 937 233 Cost of product sales (62) – Service fee costs (5,326) (4,446) Milestone costs (893) (1,090) Financial income – – Financial expense (9) (2) Balance sheet: Intangible assets 291 217 Current receivables 650 129 Current payables (2,525) (1,136) Genmab A/S has placed at each subsidiary’s disposal a credit facility (denominated in local currency) that the subsidiary may use to draw from in order to secure the necessary funding of its activities. Refer to Note 5.2 to the consolidated financial statements for additional information regarding transactions with related parties of the Group.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 129 17 Investments in Subsidiaries (DKK million) 2023 2022 Cost at January 1 4,735 4,435 Additions 502 300 Cost at December 31 5,237 4,735 Impairment at January 1 (1,929) (1,929) Impairment at December 31 (1,929) (1,929) Carrying amount at December 31 3,308 2,806 Refer to Note 1.1 in the consolidated financial statements for a listing of subsidiaries owned by Genmab A/S. 18 Commitments Purchase Obligations Genmab A/S has entered into a number of agreements related to research and development activities that contain various obligations. These short-term contractual obligations amounted to approximately DKK 3,145 million as of December 31, 2023, all of which is due in less than two years (2022: approxi-mately DKK 1,558 million). Genmab A/S also has certain contingent commitments under our license and collaboration agree-ments that may become due in the future. As of December 31, 2023, these contingent commitments amounted to approximately DKK 9,991 million (USD 1,481 million) in potential future development, regulatory and commercial milestone payments to third parties under license and collaboration agree-ments for our preclinical and clinical stage development programs as compared to approximately DKK 14,537 million (USD 2,085 million) as of December 31, 2022. These milestone payments generally become due and payable only upon the achievement of certain development, clinical, regulatory or commercial milestones. The events triggering such payments or obligations have not yet occurred. In addition to the above obligations, Genmab A/S enters into a variety of agreements and financial commitments in the normal course of business. The terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services. It is not possible to predict the maximum potential amount of future payments under these agreements due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. Refer to Note 5.3 in the consolidated financial statements for additional information regarding commitments of the Group.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 130 19 Fees to Auditors Appointed at the Annual General Meeting (DKK million) 2023 2022 PricewaterhouseCoopers Audit fees 6.1 5.8 Audit-related fees 3.4 2.0 Tax fees – – All other fees – – Total 9.5 7.8 Fees for other services than statutory audit of the financial statements provided by PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab amounted to DKK 3.4 million in 2023 (DKK 2.0 million in 2022). These services primarily include agreed-upon procedures, other assurance assessments and reports, and accounting advice. Refer to Note 5.4 in the consolidated financial statements for additional information regarding fees to auditors of the Group. 20 Adjustments to Cash Flow Statements (DKK million) Note 2023 2022 Adjustments for non-cash transactions: Depreciation, amortization and impairment 5, 6, 7 61 110 Share-based compensation expenses 3 84 62 Total adjustments for non-cash transactions 145 172 Change in operating assets and liabilities: Receivables 1,062 (2,196) Inventories (31) – Other payables 207 100 Total change in operating assets and liabilities 1,238 (2,096) Refer to Note 5.5 in the consolidated financial statements for additional information regarding adjustments to the cash flow statements of the Group.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 131 The Board of Directors and Executive Management have today considered and adopted the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2023. The Annual Report has been prepared in accor-dance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) and in accordance with IFRS as endorsed by the EU and further requirements in the Danish Financial Statements Act and Article 8 of Regulation (EU) 2020/852 (EU Taxonomy Regulation). In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the financial position at December 31, 2023 of the Group and the Parent Company and of the results of the Group and Parent Company operations and cash flows for 2023. In our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the Group and the Parent Company, of the results for the year and of the financial position of the Group and the Parent Company as well as a description of the most significant risks and elements of uncertainty facing the Group and the Parent Company. In our opinion, the Annual Report of Genmab A/S for the financial year January 1 to December 31, 2023, with the file name 529900MTJPDPE4MHJ122-2023-12-31-en. zip is prepared, in all material respects, in compli-ance with the ESEF Regulation. We recommend that the Annual Report be adopted at the Annual General Meeting. Copenhagen, February 14, 2024 Directors’ and Management’s Statement on the Annual Report Executive Management Jan van de Winkel (President & CEO) Anthony Pagano (Executive Vice President & CFO) Board Of Directors Deirdre P. Connelly (Chair) Pernille Erenbjerg (Deputy Chair) Anders Gersel Pedersen Rolf Hoffmann Paolo Paoletti Elizabeth O’Farrell Mijke Zachariasse (Employee-elected) Takahiro Hamatani (Employee-elected) Martin Schultz (Employee-elected)

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 132 To the shareholders of Genmab A/S Report on the Audit of the Financial Statements Our opinion In our opinion, the Consolidated Financial Statements and the Parent Company Financial Statements give a true and fair view of the Group’s and the Parent Company’s financial position at December 31, 2023 and of the results of the Group’s and the Parent Company’s operations and cash flows for the financial year January 1 to December 31, 2023 in accordance with IFRS Accounting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act. Our opinion is consistent with our Auditor’s Long-form Report to the Audit and Finance Committee and the Board of Directors. What we have audited The Consolidated Financial Statements and Parent Company Financial Statements of Genmab A/S for the financial year January 1 to December 31, 2023 comprise income statement and statement of comprehensive income, balance sheet, statement of cash flows, statement of changes in equity and notes, including material accounting policy information for the Group as well as for the Parent Company. Collectively referred to as the “Financial Statements”. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (ISAs) and the additional requirements applicable in Denmark. Our responsibilities under those standards and requirements are further described in the Auditor’s responsibilities for the audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code) and the additional ethical requirements applicable in Denmark. We have also fulfilled our other ethical responsibilities in accordance with these require-ments and the IESBA Code. To the best of our knowledge and belief, prohibited non-audit services referred to in Article 5(1) of Regulation (EU) No 537/2014 were not provided. Appointment Following the listing of the shares of Genmab A/S on Nasdaq Copenhagen, we were first appointed auditors of Genmab A/S on March 22, 2001 for the financial year 2001. We have been reap-pointed annually by shareholder resolution for a total period of uninterrupted engagement of 23 years including the financial year 2023. Key audit matters Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Financial Statements for 2023. These matters were addressed in the context of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Independent Auditor’s Reports Key audit matter Revenue recognition of royalty contracts The Company has recognized DKK 13,705 million in royalty revenue, where revenue is recognized based on net sales by partners. To determine the royalty revenue, the Company uses certain information from the partners, including net sales, which is based on preliminary data shared by the partners and might differ once final data is available. Additionally, the contracts are often complex and determining the royalty percentages involves judgement. We focused on this area, as there is significant estimation uncertainty regarding inputs to the calculation. Specifically, the partner estimate of net sales involved estimates and could change based on the actual net sales. Additionally, the judgements made by Management when determining the royalty percentages are based on complex contracts. This in turn led to signif-icant audit effort in performing procedures and evaluating evidence to assess the reasonable-ness of the estimates of the net sales and high degree of auditor judgements and subjectivity in determining the royalty percentages. Reference is made to Note 2.1 in the Consolidated Financial Statements. How our audit addressed the key audit matter We evaluated, and tested Management’s process for assessing the net sales provided by the partners and assessing the reasonable-ness of the judgements in determining the royalty percentages. This included (i) gaining an understanding of the Company’s process around the accounting and reporting for the royalty revenue; (ii) evaluating the reasonable-ness of Management’s judgement regarding determining the royalty percentage; and (iii) evaluating the presentation and disclosure within the Consolidated Financial Statements.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 133 Statement on Management’s Review Management is responsible for Management’s Review. Our opinion on the Financial Statements does not cover Management’s Review, and we do not express any form of assurance conclu-sion thereon. In connection with our audit of the Financial Statements, our responsibility is to read Management’s Review and, in doing so, consider whether Management’s Review is materially inconsistent with the Financial Statements, or our knowledge obtained in the audit, or otherwise appears to be materially misstated. Moreover, we considered whether Management’s Review includes the disclosures required by the Danish Financial Statements Act and Article 8 of Regulation (EU) 2020/852 (EU Taxonomy Regulation). Based on the work we have performed, in our view, Management’s Review is in accordance with the Consolidated Financial Statements and the Parent Company Financial Statements and has been prepared in accordance with the requirements of the Danish Financial Statements Act and the disclosure requirements of Article 8 of Regulation (EU) 2020/852 (EU Taxonomy Regulation). We did not identify any material misstatement in Management’s Review. Management’s responsibilities for the Financial Statements Management is responsible for the preparation of consolidated financial statements and parent company financial statements that give a true and fair view in accordance with IFRS Accounting Standards as adopted by the EU and further requirements in the Danish Financial Statements Act, and for such internal control as Management determines is necessary to enable the prepara-tion of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the Financial Statements, Management is responsible for assessing the Group’s and the Parent Company’s ability to continue as a going concern, disclosing, as appli-cable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Group or the Parent Company or to cease operations, or has no realistic alternative but to do so. Auditor’s responsibilities for the audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISAs and the additional requirements applicable in Denmark will always detect a material misstate-ment when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial Statements. As part of an audit in accordance with ISAs and the additional requirements applicable in Denmark, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s and the Parent Company’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management. • Conclude on the appropriateness of Management’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s and the Parent Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group or the Parent Company to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the Financial Statements, including the disclosures, and whether the Financial Statements represent the underlying transactions and events in a manner that gives a true and fair view.

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 134 • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Consolidated Financial Statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and signif-icant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding inde-pendence, and to communicate with them all relationships and other matters that may reason-ably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclo-sure about the matter. Report on compliance with the ESEF Regulation As part of our audit of the Financial Statements we performed procedures to express an opinion on whether the annual report of Genmab A/S for the financial year January 1 to December 31, 2023 with the file name 529900MTJPDPE4MHJ122-2023-12-31-en.zip is prepared, in all material respects, in compliance with the Commission Delegated Regulation (EU) 2019/815 on the European Single Electronic Format (ESEF Regulation) which includes requirements related to the preparation of the annual report in XHTML format and iXBRL tagging of the Consolidated Financial Statements including notes. Management is responsible for preparing an annual report that complies with the ESEF Regulation. This responsibility includes: • The preparing of the annual report in XHTML format; • The selection and application of appropriate iXBRL tags, including extensions to the ESEF taxonomy and the anchoring thereof to elements in the taxonomy, for all financial information required to be tagged using judgement where necessary; • Ensuring consistency between iXBRL tagged data and the Consolidated Financial Statements presented in human-readable format; and • For such internal control as Management determines necessary to enable the preparation of an annual report that is compliant with the ESEF Regulation. Our responsibility is to obtain reasonable assurance on whether the annual report is prepared, in all material respects, in compliance with the ESEF Regulation based on the evidence we have obtained, and to issue a report that includes our opinion. The nature, timing and extent of procedures selected depend on the auditor’s judgement, including the assessment of the risks of material departures from the require-ments set out in the ESEF Regulation, whether due to fraud or error. The procedures include: • Testing whether the annual report is prepared in XHTML format; • Obtaining an understanding of the Company’s iXBRL tagging process and of internal control over the tagging process; • Evaluating the completeness of the iXBRL tagging of the Consolidated Financial Statements including notes; • Evaluating the appropriateness of the Company’s use of iXBRL elements selected from the ESEF taxonomy and the creation of extension elements where no suitable element in the ESEF taxonomy has been identified; • Evaluating the use of anchoring of extension elements to elements in the ESEF taxonomy; and • Reconciling the iXBRL tagged data with the audited Consolidated Financial Statements. In our opinion, the annual report of Genmab A/S for the financial year January 1 to December 31, 2023 with the file name 529900MTJPDPE4MHJ122-2023- 12-31-en.zip is prepared, in all material respects, in compliance with the ESEF Regulation. Hellerup, February 14, 2024 PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab CVR no 3377 1231 Torben Jensen State Authorised Public Accountant mne18651 Henrik Trangeled Kristensen State Authorised Public Accountant mne23333

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 135 In this section 136 Glossary 137 Forward Looking Statement 138 Contact Information Other Information

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 136 American Depository Shares (ADSs) A U.S. dollar-denominated equity share of a foreign-based company available for purchase on an American stock exchange. Antibody-drug conjugate (ADC) Antibody with potent cytotoxic agents (toxins) coupled to it. Antigen Immunogen. A target molecule that is specifically bound by an antibody. Apoptosis A form of programmed cell death. Biologics License Application (BLA) A submission to apply for marketing approval from the U.S. FDA, which contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical effects of a biologic product. Bispecific antibody An antibody in which the two binding regions are not identical, with each region directed against two different antigens or against two different sites on the same antigen. Building Research Establishment Environmental Assessment Method (BREEAM) A sustainability assessment method for infra-structure and buildings. Clinical Term used to refer to drugs that are at the stage of being investigated in humans to determine the safety and efficacy of the drug before it can be submitted for approval by regulatory authorities. Complement dependent cytotoxicity (CDC) An antibody effector function that eliminates target cells. Corporate Social Responsibility (CSR) Business model that enables a corporation to be socially accountable to itself, its stakeholders and its community. Cytotoxic Toxic to living cells. Dual-listed company A company whose shares are traded on two stock markets. Epitope The specific surface portion of an antigen to which an antibody binds. Upon binding of the antibody to the epitope an immune response is elicited. Environmental, Social and Governance (ESG) Set of standards for a company’s operations. European Medicines Agency (EMA) European regulatory agency that facilitates development and access to medicines, evaluates applications for marketing authorization and monitors the safety of medicines. Hexamerization The ordered clustering of six antibodies. Immunomodulatory agent A type of drug used to treat certain types of cancers, such as multiple myeloma. Examples include lenalidomide and pomalidomide. Leadership in Energy and Environmental Design (LEED) Globally recognized green building rating system. Monoclonal Derived from a single cell. Monoclonal antibodies derived from such single cell will be identical. Monotherapy Treatment of a medical condition by use of a single drug. Preclinical Term used to refer to products that are at the stage of being investigated in the laboratory or in animals to determine the safety and efficacy of the product before it is evaluated in humans. Priority Review U.S. FDA designation used for drugs that, if approved, would be significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions when compared to standard applications. Progression free survival Progression free survival. The length of time a patient lives without his/her disease worsening. Proteasome inhibitor A type of drug used to treat certain types of cancer, such as multiple myeloma. Examples include bortezomib and carfilzomib. Subcutaneous (SC) Applied under the skin. Target A molecule of potential interest against which an antibody is raised/created. U.S. Food and Drug Administration (U.S. FDA) U.S. regulatory agency responsible for ensuring the safety, efficacy and security of human and veterinary drugs, biological products and medical devices. Glossary

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 137 This Annual Report contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ mate - rially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with product discovery and development, uncer - tainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, our inability to manage growth, the compet - itive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unen - forceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products obsolete, and other factors. Additional factors that could cause our actual results or perfor - mance to differ materially could also include and are not limited to the risk and uncertainties related to regulatory action, reimbursement, market adoption by physicians or lack of market acceptance of our products, the risk that the Company or our collaborators may be delayed or unsuccessful in planned clinical trial initiations, enrollment and planned regulatory submissions and approvals in the U.S. and other countries. For a further discussion of these risks, please refer to the section “Risk Management” in this Annual Report and the risk factors included in Genmab’s 2023 Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC). Genmab does not undertake any obligation to update or revise forward looking statements in this Annual Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law. Genmab A/S and/or its subsidiaries own the following trademarks: Genmab ®; the Y-shaped Genmab logo ®; Genmab in combination with the Y-shaped Genmab logo ®; HuMax ®; DuoBody ®; DuoBody in combination with the DuoBody logo ®; HexaBody ®; HexaBody in combination with the HexaBody logo ®; DuoHexaBody ®, HexElect ®; KYSO™ and MyNavCare™. Tivdak ® is a trademark of Seagen Inc.; Arzerra ® is a trademark of Novartis Pharma AG. Kesimpta ® and Sensoready ® are trademarks of Novartis AG or its affiliates; DARZALEX ®, DARZALEX FASPRO ®, RYBREVANT ®, TECVAYLI ® and TALVEY ™ are trademarks of Johnson & Johnson; EPCORE™, EPKINLY ®, TEPKINLY ® and their designs are trade - marks of AbbVie Biotechnology Ltd.; TEPEZZA ® is a trademark of Horizon Therapeutics Ireland DAC. ©2023, Genmab A/S. All rights reserved. Photograph credits: Andrei Jackamets Tuala Hjarnø 3FX, Inc. About Genmab A/S Genmab is an international biotechnology company with a core purpose guiding its unstop - pable team to strive towards improving the lives of patients through innovative and differentiated antibody therapeutics. For more than 20 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational research and data sciences, which has resulted in a proprietary pipeline including bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced anti - bodies and antibody-drug conjugates. To help develop and deliver novel antibody therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with Knock-Your-Socks-Off (KYSO™) antibody medicines. Established in 1999, Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on X.com/Genmab .. Forward Looking Statement

Genmab 2023 Annual Report Table of Contents Management’s Review Financial Statements Other Information 138 Genmab A/S Carl Jacobsens Vej 30 2500 Valby Denmark T. +45 70 20 27 28 Genmab US, Inc. 777 Scudders Mill Road Plainsboro, NJ 08536 USA T. +1 609 430 2481 Genmab B.V. & Genmab Holding B.V. Uppsalalaan 15 3584 CT Utrecht The Netherlands T. +31 30 2 123 123 Genmab K.K. 35F Midtown Tower 9-7-1 Akasaka, Minato-ku Tokyo 1076235 Japan T. +81 3 5403 6330 Contact Information LEI Code 529900MTJPDPE4MHJ122 www.genmab.com